Execution Version

CREDIT AGREEMENT

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

BANK OF MONTREAL,

THE BANK OF NOVA SCOTIA,

ROYAL BANK OF CANADA

THE TORONTO-DOMINION BANK,

CITIBANK, N.A., CANADIAN BRANCH,

WELLS FARGO BANK, N.A., CANADIAN BRANCH,

HSBC BANK CANADA,

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

ALBERTA TREASURY BRANCHES,

CAISSE CENTRALE DESJARDINS and

CANADIAN WESTERN BANK

as Lenders

- and -

THOSE OTHER FINANCIAL INSTITUTIONS WHICH ARE OR

HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

- with -

CANADIAN IMPERIAL BANK OF COMMERCE and BMO CAPITAL MARKETS

as Co-Lead Arrangers and Joint Bookrunners

- and -

BMO CAPITAL MARKETS and THE BANK OF NOVA SCOTIA

as Co-Syndication Agents

-and-

TD SECURITIES and RBC CAPITAL MARKETS

as Co-Documentation Agents

May 6, 2014

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

CREDIT AGREEMENT

THIS AGREEMENT made effective the 6th day of May, 2014,

BETWEEN:

PENN WEST PETROLEUM LTD.

as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,

BANK OF MONTREAL,

THE BANK OF NOVA SCOTIA,

ROYAL BANK OF CANADA

THE TORONTO-DOMINION BANK,

CITIBANK, N.A., CANADIAN BRANCH,

WELLS FARGO BANK, N.A., CANADIAN BRANCH,

HSBC BANK CANADA,

SUMITOMO MITSUI BANKING CORPORATION OF CANADA,

BANK OF TOKYO-MITSUBISHI UFJ (CANADA),

ALBERTA TREASURY BRANCHES,

CAISSE CENTRALE DESJARDINS and

CANADIAN WESTERN BANK

as Lenders

- and -

THOSE OTHER FINANCIAL INSTITUTIONS WHICH

ARE OR HEREAFTER BECOME LENDERS

UNDER THIS AGREEMENT

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

as Administrative Agent

PREAMBLE:

The Borrower has requested and the Lenders have agreed to provide the senior credit facilities described herein on terms and conditions and for the purposes set out in this Agreement and CIBC has agreed to act as Agent for the Lenders.

AGREEMENT:

In consideration of the covenants and agreements between the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions.

Capitalized words and phrases used in the Documents, the Schedules hereto and in all notices and communications expressed to be made pursuant to this Agreement will have the meanings set out in Schedule A, unless otherwise defined in any of the Documents.

1.2	Headings.

Headings, subheadings and the table of contents contained in any of the Documents are inserted for convenience of reference only and will not affect the construction or interpretation of any of the Documents.

1.3	Subdivisions.

Unless otherwise stated, reference herein to a Schedule or to an Article, Section, paragraph or other subdivision is a reference to such Schedule to this Agreement or such Article, Section, paragraph or other subdivision of this Agreement. Reference in Schedule A to a Schedule or to an Article, Section, paragraph or other subdivision of “this Agreement” is a reference to such Schedule or Article, Section, paragraph or other subdivision of this Agreement.

1.4	Number.

Wherever the context in any of the Documents so requires, a term used herein importing the singular will also include the plural and vice versa.

1.5	Statutes, Regulations and Rules.

Any reference in any of the Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6	Monetary Reference.

Whenever an amount of money is referred to in any of the Documents, such amount will, unless otherwise expressly stated, be in Canadian Dollars.

1.7	Time.

Time will be of the essence of the Documents.

1.8	Governing Law.

The Documents will be governed by and construed in accordance with the Laws in force in the Province of Alberta from time to time.

1.9	Enurement.

The Documents will be binding upon and will enure to the benefit of the Parties and their respective successors and permitted assigns.

1.10	Amendments.

No Document may be amended orally and, subject to Sections 1.11(a), 21.16 and 22.1(e), any amendment may only be made by way of an instrument in writing signed by the Parties.

1.11	No Waiver.

(a)

Subject to Sections 1.11(c) and 21.16(a), no waiver by a Party of any provision or of the breach of any provision of any of the Documents will be effective unless it is contained in a written instrument duly executed by an authorized officer or representative of such Party. Such written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)

The failure of a Party to take any steps in exercising any right in respect of the breach or non-fulfilment of any provision of any of the Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)

Acceptance of payment by a Party after a breach or non-fulfilment of any provision of any of the Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Documents.

1.12	Severability.

If the whole or any portion of the Documents or the application thereof to any circumstance is found to be invalid or unenforceable to an extent that does not affect the operation of the Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Law.

1.13	Inconsistency.

To the extent that there is any inconsistency or ambiguity between the provisions of this Agreement and any other Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.14	Accounting Terms and Principles.

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP published from time to time in the Handbook. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis and will not be changed for the purposes of this Agreement unless agreed to by the Agent in writing, such agreement not to be unreasonably withheld.

1.15	Accounting Change.

(a)

In the event that any Accounting Change occurs, the Borrower will provide notice thereof to the Agent (an “Accounting Change Notice”) together with a description of the nature of such Accounting Change. Such notice shall describe the effect of such Accounting Change on the Borrower’s current and immediately prior year’s financial statements. If the Borrower, the Agent or the Majority Lenders determines that any such change would cause an amount required to be determined for the purposes of any financial covenant in Section 14.2 or any other financial calculation hereunder (each a “Financial Calculation”) to be materially different than the amount that would be determined without giving effect to such change, then the Borrower, the Agent or the Majority Lenders, as the case may be, shall notify the other Parties of such Accounting Change. Such notice shall state whether the Borrower, the Agent or the Majority Lenders, as applicable, wishes to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Calculation will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Calculation; provided that if the Accounting Change Notice is delivered by the Agent or the Majority Lenders, they may request that the Borrower provide, within a reasonable time, the Accounting Change’s effect on the Borrower’s current and immediately prior year’s financial statements. The Accounting Change Notice shall be delivered within 60 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days after the end of such period. Following receipt of an Accounting Change Notice, either the Borrower or the Majority Lenders may provide a proposal to the other as to how to amend the provisions of this Agreement.

(b)

If, pursuant to the Accounting Change Notice, the Borrower, the Agent or Majority Lenders, as applicable, does not indicate that it desires to revise the method of calculating one or more of the Financial Calculations, the Borrower or the Majority Lenders, as applicable, may within 30 days after receipt of the Accounting Change Notice, notify the Borrower or the Lenders, as applicable, that they wish to revise the method of calculating one or more of the Financial Calculations in the manner described above.

(c)

If either the Borrower, the Agent or the Majority Lenders so indicate that they wish to revise the method of calculating one or more of the Financial Calculations, the Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations, provided that until such time as any such agreement in writing has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Financial Calculations in respect of an Accounting Change is given by either the Borrower, the Agent or the Majority Lenders within the applicable time period described above, then the method of calculating the Financial Calculations shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Calculations shall be determined after giving effect to such Accounting Change.

(d)

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate. Any Event of Default which arises as a result of the Accounting Change and which is cured by this Section 1.15 shall be deemed to have never occurred.

1.16	Schedules.

The following are the Schedules which form part of this Agreement:

Schedule A:	Definitions
Schedule B:	List and Commitment of Lenders
Schedule C:	Form of Notice of Borrowing
Schedule D:	Form of Notice of Rollover or Notice of Conversion
Schedule E:	Form of Assignment
Schedule F	List of Subsidiaries
Schedule G:	Form of Compliance Certificate
Schedule H:	Form of Designation of Penn West Parties
Schedule I:	Existing LCs

ARTICLE 2

CONDITIONS PRECEDENT TO EFFECTIVENESS

2.1	Conditions Precedent to Effectiveness.

This Agreement will become effective upon the following conditions being met (unless waived in writing by all Lenders) including the receipt by the Agent, for and on behalf of the Lenders, of the following:

(a)	a duly executed copy of this Agreement;

(b)	a certificate of status or other similar type evidence from its jurisdiction of formation for each Loan Party that is a corporation or a partnership;

(c)	a duly executed copy of a Closing Certificate from the Borrower;

(d)	a duly executed copy of the Guarantee Agreement by each Loan Party other than the Borrower, in form and substance satisfactory to the Agent, acting reasonably;

(e)	a duly executed copy of a guarantee from the Borrower in favour of the Agent on behalf of the Hedge Providers, in form and substance satisfactory to the Agent, acting reasonably;

(f)	a duly executed copy of the Closing Opinion;

(g)	a duly executed copy of a legal opinion from Lenders’ counsel;

(h)	a Notice of Borrowing for an amount sufficient, together with any additional funds for which satisfactory arrangements are in place to ensure payment, to repay in full the Existing Credit Facility;

(i)	a copy of a notice of cancellation in respect of the Existing Credit Facility;

(j)	any information, including supporting documentation and other evidence, requested by any Lender or the Agent pursuant to Section 22.11; and

(k)	the payment of all fees and expenses which are payable by the Borrower to the Agent and Lenders on or prior to the Closing Date.

ARTICLE 3

CREDIT FACILITY

3.1	The Credit Facility.

Subject to the terms and conditions hereof and all in accordance with the terms of this Agreement, effective on the Closing Date:

(a)	Tranche A. The Tranche A Lenders, on a several basis, hereby establish Tranche A under the Credit Facility in favour of the Borrower up to the Tranche A

Commitment Amount set forth in Schedule B. Accommodations under Tranche A may be drawn down by the Borrower in Canadian Dollars or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof, to a maximum of the Tranche A Commitment Amount. The Individual Tranche A Commitment Amount of each Tranche A Lender is set out in Schedule B. The Swing Line Loan Limit will be made available under Tranche A by way of Swing Line Loans by the Swing Line Lender in accordance with the terms of this Agreement.

(b)

Tranche B.  The Tranche B Lenders, on a several basis, hereby establish Tranche B under the Credit Facility in favour of the Borrower up to the Tranche B Commitment Amount set forth in Schedule B. Accommodations under Tranche B may be drawn down by the Borrower in Canadian Dollars or the Canadian Dollar Exchange Equivalent thereof in U.S. Dollars, or any combination thereof, to a maximum of the Tranche B Commitment Amount. The Individual Tranche B Commitment Amount of each Tranche B Lender is set out in Schedule B.

3.2	Increase in Commitment Amount.

The Borrower may at any time and from time to time add additional financial institutions hereunder, as Lenders or, with the consent of the applicable Lender, increase the Individual Tranche A Commitment Amount of a Lender, and, in each case, thereby increase the Tranche A Commitment Amount provided that at the time of any such addition:

(a)	no Default or Event of Default has occurred and is continuing:

(b)	the Tranche A Commitment Amount as a result of the application of this Section 3.2 shall not at any time exceed Cdn. $1,450,000,000;

(c)

the Agent, the Swing Line Lender and each Fronting Lender have each consented to such financial institution becoming a Lender or, in the case of an existing Lender, increasing its Individual Commitment Amount, such consent not to be unreasonably withheld;

(d)	the Individual Commitment Amount of a new financial institution being added as a Lender pursuant to this Section 3.2 shall be no less than Cdn. $[Redacted];

(e)

concurrently with the addition of a financial institution as an additional Lender or the increase of a Lender’s Individual Commitment Amount, such financial institution or Lender, as the case may be, shall purchase from each Lender, such portion of the Aggregate Principal Amount owed to each Lender as is necessary to ensure that the Aggregate Principal Amount owed to all Lenders and including therein such additional financial institution and the increased Individual Commitment Amount of any Lender, are in accordance with the Lender’s Rateable Portions of all such Lenders (including any new financial institution and the increased Individual Commitment Amount of any Lender) and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Lender hereunder; provided that with respect to any portion of such Aggregate Principal Amount which is outstanding by way of Bankers’ Acceptance, the new financial institution or such Lender shall provide an indemnity to the other Lenders (provided that no such indemnity may exceed two months in duration unless agreed to by all of the affected Lenders) in order to ensure such Bankers’ Acceptances are outstanding in accordance with the new Rateable Portions; and

(f)

the Borrower has provided to the Agent a certified copy of a directors’ resolution of the Borrower authorizing any such increase in the Commitment Amount (which may be the original directors’ resolution authorizing the credit facility hereunder) together with a legal opinion with respect thereto in substantially the same form as the Closing Opinion.

3.3	Outstanding Letters of Credit as at the Closing Date.

It is acknowledged that the Borrower has obligations to CIBC under the Existing Credit Facility in connection with the Existing LCs. All of the Existing LCs shall be deemed to be Swing Line Letters of Credit (which will reduce the availability of Swing Line Loans by the amount thereof (based, in the case of letters of credit, on the undrawn amount thereof) and will be subject to the terms of this Agreement).

3.4	Extension of Tranche A.

(a)

Notice by Borrower.    The Borrower may, at its option, request (an “Extension Request”) that the Termination Date applicable to Tranche A be extended from the Termination Date then applicable to Tranche A (an “Extension”) at any time after the date that annual audited consolidated financial statements of the Borrower are delivered under Section 14.1(h) until six months thereafter (the “Request Period”), provided that following the granting of such Extension, the term to maturity of Tranche A shall not exceed five years from the date of the Extension Notice in respect of the applicable Extension Request. The Agent will promptly after receipt thereof, provide a copy of the Extension Request to each of the Tranche A Lenders. If the Borrower fails to make an Extension Request during the Request Period in respect of Tranche A, Tranche A will no longer be capable of being extended as herein provided until the next Request Period. For certainty, there is no right to request an extension of Tranche B provided under this Agreement.

(b)

Electing and Non-Electing Lenders.   Each Tranche A Lender may, in its sole discretion, pursuant to an Extension Request, elect to extend the current Termination Date with respect to its Individual Tranche A Commitment Amount, subject however to such conditions and amendments respecting the Credit Facility or Tranche A, if any, as the Electing Lenders (as defined below) unanimously agree upon and are acceptable to the Borrower. Each such Tranche A Lender will make its election by notice to the Agent on or before 30 days from the date of the Extension Request (the “Election Period”). Each Tranche A Lender which grants an Extension is referred to herein as an “Electing Lender”, and each Tranche A Lender which elects not to grant an Extension, or fails to make such election within the Election Period, is referred to herein as a “Non-Electing Lender”.

(c)

No Extension.    No Extension shall occur unless those Tranche A Lenders who wish to grant an Extension pursuant to an Extension Request represent at least 66 2/3% of the aggregate Individual Tranche A Commitment Amount of all Tranche A Lenders who are not Non-Electing Lenders at the time of such Extension Request. If no Extension occurs, the then current Termination Date of the Tranche A Lenders under Tranche A who are not already Non-Electing Lenders will, subject to Section 3.4(e), continue for each such Tranche A Lender and each such Tranche A Lender’s Individual Tranche A Commitment Amount will remain available for Drawdown in accordance with Section 6.6 until the Termination Date under Tranche A; provided that the Borrower may again make an Extension Request in respect of Tranche A during the Request Period in the next calendar year in accordance with Section 3.4(a).

(d)

Extension Notice.    Promptly after the expiry of the Election Period, the Agent will notify the Borrower of the decision of the Tranche A Lenders with respect to its Extension Request (the “Extension Notice”). The Extension Notice will identify the Electing Lenders and Non-Electing Lenders, the term of the Extension, if granted, and a list the conditions or amendments, if any, respecting the Credit Facility or Tranche A as the Electing Lenders have unanimously agreed upon as a condition to the granting of the Extension. The Borrower will, within 20 days of receipt of the Extension Notice from the Agent, notify the Agent as to its acceptance or rejection of the conditions or amendments, if any, stipulated by the Electing Lenders respecting the Credit Facility or Tranche A. If the Borrower accepts all such conditions or amendments requested by the Electing Lenders, the Termination Date applicable to Tranche A with respect to the Electing Lenders will be deemed to have been extended for that period of time set out in the Extension Notice and, subject to Section 3.4(e), the Termination Date with respect to the Non-Electing Lenders shall not be extended. If the Borrower notifies the Agent that it does not accept such conditions or amendments or fails to notify the Agent within the time provided above for acceptance, the Termination Date applicable to Tranche A will not be extended as herein provided and will continue until the Termination Date with each Tranche A Lenders’ Individual Tranche A Commitment Amount remaining available for Drawdown until the then existing Termination Date; provided that the Borrower may again make an Extension Request during the next Request Period.

(e)

Replacement of Non-Electing Lender.    Notwithstanding Section 3.7(b), and provided that Tranche A Lenders representing more than 66 2/3% of the aggregate Individual Tranche A Commitment Amounts of all Electing Lenders have elected to grant an Extension in respect of Tranche A, the Borrower will be entitled to exercise one of the following options, with respect to any Tranche A Lender who has become a Non-Electing Lender, prior to the Termination Date applicable to such Non-Electing Lender under Tranche A:

(i)

so long as no Default or Event of Default has occurred and is continuing, the Borrower may repay in full the Principal Amount under Tranche A owing to such Non-Electing Lender (and if such Tranche A Lender is also a Tranche B Lender, then, at the Borrower’s election, the Principal Amount under Tranche B as well) together with all accrued but unpaid interest and fees thereon and any expenses and breakage and other costs determined in accordance with Section 9.2 and including cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which the Non-Electing Lender is the LC Issuer, provided that a Bankers’ Acceptance will not be paid prior to its Maturity Date (but provided that the Borrower may provide Escrow Funds in respect thereof to the Agent on behalf of such Tranche A Lender in accordance with Section 10.6), and upon such payment such Tranche A Lender’s Individual Tranche A Commitment Amount (and if applicable its Individual Tranche B Commitment Amount) will be permanently cancelled (subject to Section 3.10(i)); or

(ii)

the Borrower may replace the Non-Electing Lender with one or more financial institutions with the consent of the Agent, the Swing Line Lender and each Fronting Lender, such consent not to be unreasonably be withheld, who purchase such Tranche A Lender’s entire Individual Tranche A Commitment Amount (and if applicable its Individual Tranche B Commitment Amount) in accordance with Section 20.2.

3.5	Maturity Date.

The Borrower will not be entitled to request an Advance under either Tranche from a Lender which has a Maturity Date after the Termination Date applicable to such Lender under the applicable Tranche. If, at any time, there are Lenders with different Termination Dates under a Tranche, all applicable Lenders under such Tranche will share in Accommodations on the basis of their Rateable Portions under the applicable Tranche except to the extent the particular Accommodation requested has a Maturity Date after the Termination Date of a Lender under the applicable Tranche, in which case the Borrower shall request a similar Accommodation to the extent permitted hereunder from such other Lenders with a Maturity Date occurring on or before the Termination Date of such other Lenders under the applicable Tranche. Each such determination by the Agent shall be prima facie evidence of such Rateable Portion or share.

3.6	Repayment of Credit Facility.

The Principal Amount owing to a Lender under either Tranche, if any, on the Termination Date applicable to such Lender under such Tranche will be paid by the Borrower to the Agent on behalf of such Lender in full, together with all accrued but unpaid interest and fees thereon and all other amounts owing to such Lender in respect thereof, if any, on such date.

3.7	Revolving Facility.

(a)	Revolving Nature. The Borrower may borrow, repay and re-borrow any amount of the Individual Commitment Amount under either Tranche of each Lender based on the Rateable Portion of such Lender’s Individual Commitment Amount under such Tranche until the Termination Date applicable to such Lender under such Tranche.

(b)

General Right to Prepay.      Subject to Section 3.4(e), Section 3.7(c) and Section 9.2 and with the same notice required when the Advance to be prepaid was made, the Borrower may at any time prepay, without premium, bonus or penalty, any or all of the Aggregate Principal Amount (including under one Tranche and not the other), except that a Bankers’ Acceptance will not be paid prior to its Maturity Date and an unexpired Letter of Credit will not be prepaid prior to its Maturity Date (except by the return of the original thereof to the LC Issuer for cancellation or by the collateralization thereof in the manner set forth in Section 11.1(e) with the consent of the LC Issuer and the Agent).

(c)

General Right to Cancel.   Subject to Section 3.4(e), the Borrower may also at any time, upon the Borrower giving the Agent not less than 3 Banking Days’ prior notice, cancel in whole or in part any undrawn portion of the Commitment Amount under either Tranche, provided that any such cancellation of the Commitment Amount will be made pro rata to all Lenders under the applicable Tranche on the basis of each such Lender’s Rateable Portion thereof and will result in a permanent reduction of the Commitment Amount under such Tranche.

3.8	Payments to Agent.

Other than as expressly provided herein, all payments of amounts owing by the Borrower to the Lenders under the Documents will be made by the Borrower to the Agent for the account of the Lenders in accordance with their respective Rateable Portions.

3.9	Use of Proceeds.

The Borrower will be entitled, subject to Section 7.2, to use Advances for general corporate purposes, including acquisitions and to repay in full the indebtedness under the Existing Credit Agreement.

3.10	Swing Line Loans.

(a)	Availability. Notwithstanding Sections 6.2, 6.4, 6.6 and 21.2(a), the Borrower may obtain Swing Line Loans (which shall be available solely under Tranche A) in the following manner:

(i)

in the case of Canadian Prime Rate Loans and U.S. Base Rate Loans, on an overdraft basis or by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than 10:00 a.m. (Calgary time) on the proposed Drawdown Date;

(ii)	in the case of Bankers’ Acceptances, by delivering a duly executed Notice of Borrowing to the Swing Line Lender not later than 9:00 a.m. (Calgary time) on the proposed Drawdown Date; and

(iii)

in the case of Swing Line Letters of Credit and subject to Section 3.10(j), by delivering a duly executed Notice of Borrowing to the Swing Line Lender at least 3 Banking Days prior to the proposed Drawdown Date (or such shorter or longer period as may be determined by the Swing Line Lender, acting reasonably).

Swing Line Loans shall be made solely by the Swing Line Lender, without assignment to or participation by other Lenders (except as provided in this Section 3.10 and Section 18.3). The making of each Swing Line Loan shall constitute a Drawdown hereunder and shall reduce the availability of the Credit Facility by the Principal Amount of such Swing Line Loan.

(b)

Individual Limits.   Subject to Section 6.7, at no time shall (i) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceed the Swing Line Loan Limit or (ii) the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender plus such Lender’s Rateable Portion of the Aggregate Principal Amount of all Syndicated Advances under Tranche A exceed such Lender’s Individual Tranche A Commitment Amount; provided that the Agent may, in its discretion, acting reasonably, adjust each Tranche A Lender’s (including the Swing Line Lender’s) Rateable Portion of Syndicated Advances in accordance with its customary practice if and to the extent required to ensure that, subject to Section 3.10(c), any undrawn availability of Swing Line Loans or Syndicated Advances under Tranche A, as applicable, is capable of being fully drawn, including deeming all or any portion of the Swing Line Loan Limit to be drawn for purposes of determining the Rateable Portion of the Swing Line Lender for each Syndicated Advance under Tranche A. If at any time for whatever reason the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceeds the Swing Line Loan Limit, the amount of such excess shall be immediately repaid by the Borrower to the Swing Line Lender either directly or by way of a conversion of such excess amount into a Syndicated Advance under Tranche A in accordance with Section 3.10(h).

(c)

Aggregate Limit.  Subject to Section 6.7, at no time shall the Aggregate Principal Amount of all Swing Line Loans plus the Aggregate Principal Amount of all Syndicated Advances under Tranche A exceed the Tranche A Commitment Amount.

(d)

Repayment.   Each Swing Line Loan (other than a Swing Line Letter of Credit) shall be repaid by the Borrower (or converted into a Syndicated Advance under Tranche A in accordance with Section 3.10(h)) within 30 days after the relevant Drawdown Date (in the case of a Canadian Prime Rate Loan or a U.S. Base Rate Loan) or on the maturity date (not to exceed 30 days after the relevant Drawdown Date) selected by the Borrower in the Notice of Borrowing requesting such Swing Line Loan (in the case of Bankers’ Acceptances). No notice of repayment shall be required to be given by the Borrower in respect of any such repayment of any Swing Line Loan nor shall Swing Line Loans be Rolled Over or Converted except for conversions into Syndicated Advances under Tranche A in accordance with Section 3.10(h).

(e)

Mandatory Repayment.  If the Borrower requests a Syndicated Advance under Tranche A and the Swing Line Lender’s Rateable Portion of such Syndicated Advance would cause its Rateable Portion of all Syndicated Advances then outstanding under Tranche A together with the Aggregate Principal Amount of all Swing Line Loans to exceed the Swing Line Lender’s Individual Commitment Amount, then the Borrower shall be required to repay such Swing Line Loans (or to Convert some into a Syndicated Advance under Tranche A in accordance with Section 3.10(h)) to the extent of such excess on or before the requested date of such Syndicated Advance.

(f)

Prepayments.   The Borrower may make prepayments of Swing Line Loans at any time and from time to time without notice or penalty; provided that: (i) any Swing Line Loan by way of Bankers’ Acceptances cannot be prepaid prior to its Maturity Date, and (ii) any Swing Line Letter of Credit may only be prepaid if the original of such Letter of Credit is returned to the Swing Line Lender for cancellation or collateralized in accordance with Section 11.1(e), subject to the consent of the Swing Line Lender and the Agent.

(g)

Sole Account.  All interest payments, acceptance fees, standby fees and principal repayments of or in respect of Swing Line Loans and the Swing Line Loan Limit shall be solely for the account of the Swing Line Lender. Subject to Section 3.10(h), all costs and expenses relating to the Swing Line Loans shall be solely for the account of the Swing Line Lender.

(h)

Conversion to Syndicated Advances.  Notwithstanding anything to the contrary herein contained, (i) at any time at the option of the Borrower or (ii) if an Event of Default occurs, if the Aggregate Principal Amount of all Swing Line Loans owing to the Swing Line Lender exceeds the Swing Line Loan Limit or if any Swing Line Loan is not repaid on its Maturity Date, then (in the case of clause (i) above) the Borrower shall give notice to the Swing Line Lender and the Agent, or (in the case of clause (ii) above) the Swing Line Lender shall give notice to the Borrower and the Agent (which notice shall in each case direct a conversion of such Swing Line Loan into a Syndicated Advance under Tranche A and shall specify the particulars of such Swing Line Loans), and the Agent shall forthwith provide a copy of such notice to the other Lenders and, effective on the effective date of such notice, the Borrower shall be deemed to have requested a conversion of such Swing Line Loan into a Syndicated Advance under Tranche A, in the same type of Accommodation as the relevant Swing Line Loan (which in the case of a maturing Bankers’ Acceptance, shall be a Canadian Prime Rate Loan), and in an amount sufficient to repay the relevant Swing Line Loan and accrued and unpaid interest in respect thereof. Subject to the same notice period set out in Section 6.2, and excluding any Swing Line Letters of Credit which are to be converted into Fronted Letters of Credit, such other Tranche A Lenders shall disburse to the Agent for payment to the Swing Line Lender their respective

Rateable Portions of such amounts and such amounts shall thereupon be deemed to have been advanced by such other Tranche A Lenders to the Borrower and to constitute Syndicated Advances under Tranche A by way of Canadian Prime Rate Loans (if the relevant Swing Line Loan was denominated in Canadian Dollars) or U.S. Base Rate Loans (if the relevant Swing Line Loan was denominated in U.S. Dollars). Such Syndicated Advances under Tranche A shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swing Line Loans.

(i)

Unconditional Obligation.  For certainty, it is hereby acknowledged and agreed that the Tranche A Lenders shall be obligated to disburse to the Agent for payment to the Swing Line Lender their respective Rateable Portions of any Syndicated Advances under Tranche A contemplated by Section 3.10(h) regardless of:

(i)	whether a Default or Event of Default has occurred or is then continuing or whether any other condition in Section 7.1 is met;

(ii)	whether or not the Borrower has, in fact, actually requested such conversion (by delivery of a Notice of Conversion or otherwise); and

(iii)	whether or not a Person was a Lender at the time the applicable Swing Line Loan was made.

(j)

Swing Line Letters of Credit.   The Swing Line Lender may also, at the request of the Borrower, issue Letters of Credit as a Swing Line Loan in Canadian Dollars or U.S. Dollars (each, a “Swing Line Letter of Credit”) in accordance with the terms set forth in Section 11.1.

(k)

Swing Line Loan Limit.   The Borrower may, upon written notice to the Agent from time to time but no more than once per calendar month, change the Swing Line Loan Limit (in multiples of $1,000,000) provided that the maximum amount of the Swing Line Loan Limit shall at no time exceed Cdn.$100,000,000 (the “Swing Line Loan Limit”). As of the Closing Date, the Swing Line Loan Limit is Cdn.$75,000,000.

ARTICLE 4

ADVANCES

4.1	Types of Accommodation.

The Borrower may from time to time obtain under either Tranche (unless otherwise specified) of the Credit Facility all or one or more of the following types of Accommodation:

(a)	Canadian Dollar Advances. For Advances in Canadian Dollars:

(i)	Canadian Prime Rate Loans in minimum amounts of not less than Cdn. $25,000,000 and in multiples of Cdn. $100,000 (except no such minimum shall apply to Swing Line Cdn. $ Loans (which shall be available solely under Tranche A), or when Swing Line Cdn. $ Loans are converted into Syndicated Advances under Tranche A);

(ii)	Bankers’ Acceptances;

(iii)	under Tranche A only, Fronted Letters of Credit, subject to Section 11.1(a)(i); and

(iv)	under Tranche A only, Swing Line Letters of Credit, subject to Section 11.1(a)(ii).

(b)	U.S. Dollar Advances. For Advances in U.S. Dollars:

(i)

U.S. Base Rate Loans in minimum amounts of not less than U.S. $25,000,000 and in multiples of U.S. $100,000 (except no such minimum shall apply to Swing Line U.S. $ Loans (which shall be available solely under Tranche A) or when Swing Line U.S. $ Loans are converted into Syndicated Advances);

(ii)	LIBOR Based Loans;

(iii)	under Tranche A only, Fronted Letters of Credit, subject to Section 11.1(a)(i); and

(iv)	under Tranche A only, Swing Line Letters of Credit, subject to Section 11.1(a)(ii).

4.2	Interest and Fees.

(a)

Canadian Prime Rate Loans.   Each Advance of a Canadian Prime Rate Loan will bear interest at a variable rate of interest per annum equal to the Canadian Prime Rate plus the applicable margin as indicated in the table set forth in Section 4.2(i).

(b)

U.S. Base Rate Loans.    Each Advance of a U.S. Base Rate Loan will bear interest at a variable rate per annum equal to the U.S. Base Rate plus the applicable margin as indicated in the table set forth in Section 4.2(i).

(c)	LIBOR Based Loans. Each Advance of a LIBOR Based Loan will bear interest at a rate per annum equal to LIBOR plus the applicable margin as indicated in the table set forth in Section 4.2(i).

(d)

Stamping Fees on Bankers’ Acceptances.    For each Advance by way of a Bankers’ Acceptance, the stamping fee payable by the Borrower will be calculated on the face amount of the Bankers’ Acceptance and adjusted for the term to maturity thereof, and will be the applicable margin as indicated in the table set forth in Section 4.2(i) (expressed as a rate per annum).

(e)

Issuance Fees for Letters of Credit.  For each Letter of Credit, the Issuance Fee in respect thereof will be calculated based on the face amount of such Letter of Credit and the term thereof, such Issuance Fee to be equal to the applicable margin for Letters of Credit (expressed as a rate per annum) as indicated in the table set forth in Section 4.2(i), subject to a minimum fee to be charged by the applicable LC Issuer on each issuance or renewal of a Letter of Credit as determined in accordance with such LC Issuer’s usual and customary practices. The Borrower will also pay to the LC Issuer, for its own account, its customary administrative charges in respect of such Letter of Credit, and each drawing made under such Letter of Credit.

(f)

Fronting Fee.    The Borrower will pay to the Agent for distribution to the applicable Fronting Lender, in respect of each Fronted Letter of Credit issued, to be issued or renewed by such Fronting Lender and as a condition of such issuance or renewal, a non-refundable fronting fee (“Fronting Fee”) for the account of such Fronting Lender, in the currency of the Fronted Letter of Credit calculated, on a basis of the face amount and term of the Fronted Letter of Credit at a rate per annum as is agreed in writing between the Borrower and the applicable Fronting Lender from time to time (as advised to the Agent in writing by such Fronting Lender from time to time).

(g)

Standby Fee.  The Borrower will, effective from and including the Closing Date, pay to the Agent for the benefit of each Lender a standby fee equal to the Basis Points indicated in the table set forth in Section 4.2(i), calculated on the basis of a 365 day year, multiplied by an amount equal to the Individual Commitment Amount of such Lender under the Credit Facility less the Canadian Dollar Exchange Equivalent of the Principal Amount owing to such Lender under the Credit Facility. The standby fee payable on the Swing Line Loan Limit shall be applied to the Swing Line Loan Limit less the Principal Amount of Swing Line Loans outstanding and shall accrue solely to the Swing Line Lender (provided that for the purposes of calculating standby fees on the remainder of the Swing Line’s Lender’s Individual Tranche A Commitment Amount, the Swing Line Loan Limit shall be deducted from such Individual Tranche A Commitment).

(h)	Agency Fee. The Borrower will pay to the Agent on an annual basis commencing on the Closing Date and on each anniversary thereof, the agency fee agreed upon between the Borrower and the Agent.

(i)	Applicable Margins. The following table is referred to herein as the “Pricing Table”:

Level	Consolidated Senior Debt to EBITDA Ratio	Canadian Prime Rate/U.S. Base Rate Margin (in Basis Points)	LIBOR / BA Stamping Fee / Financial LC Issuance Fee (in Basis Points)	Standby Fee (in Basis Points)
1	≤1.0	[Redacted]	[Redacted]	[Redacted]
2	>1.0 ≤ 1.75	[Redacted]	[Redacted]	[Redacted]
3	>1.75 ≤ 2.25	[Redacted]	[Redacted]	[Redacted]
4	>2.25 ≤ 3.0	[Redacted]	[Redacted]	[Redacted]
5	>3.0	[Redacted]	[Redacted]	[Redacted]

* Non-Financial LCs will be issued at 66 2/3 % of the applicable issuance fees stated in the Pricing Table above applicable to Financial LCs.

(j)

Change in Rates Due to Change in Ratio.  The effective date on which any change in interest rates on Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans, standby fees, stamping fees or Issuance Fees occurs will be the earlier of: (i) the third Banking Day following the receipt by the Agent of the Compliance Certificate which evidences a change in the Consolidated Senior Debt to EBITDA Ratio: and (ii) the date such Compliance Certificate is due in accordance with Section 14.1(g). If the Borrower fails to deliver a Compliance Certificate in accordance with Section 14.1(g), then the applicable margins indicated in the Pricing Table shall be deemed to be at Level 5 in the Pricing Table until such time as the applicable Compliance Certificate is delivered (and notwithstanding the Event of Default which arises from such failure to so deliver such Compliance Certificate). Any increase or decrease in the interest rates on LIBOR Based Loans or Issuance Fees on Letters of Credit outstanding on the effective date of a change in such ratio will apply proportionately to each such LIBOR Based Loan or Letter of Credit outstanding on the basis of the number of days remaining in the term to maturity thereof. The stamping fees already paid by the Borrower in respect of any Bankers’ Acceptance having an unexpired maturity date in excess of 45 days on the effective date referred to above will be adjusted to reflect the applicable stamping fee for the remaining term of the Bankers’ Acceptance, and the Borrower will pay to the Agent for the benefit of the Lenders any resulting increase in stamping fees in respect of such outstanding Bankers’ Acceptances, and the Lenders will pay to the Agent for the benefit of the Borrower any resulting decrease in stamping fees in respect of such outstanding Bankers’ Acceptances, in each case within 3 Banking Days of the effective date of such change.

(k)

Event of Default.  Effective immediately following receipt by the Borrower of a notice of an Event of Default (the “Effective Date”), the interest rates then applicable to Canadian Prime Rate Loans, LIBOR Based Loans and U.S. Base Rate Loans, Issuance Fees on outstanding Letters of Credit and stamping fees on Bankers’ Acceptances hereunder will each increase by [Redacted]% per annum and such increase will remain in effect for as long as such Event of Default subsists. An increase in stamping fees on Bankers’ Acceptances hereunder and in interest rates on LIBOR Based Loans hereunder as aforesaid arising from an Event of Default will on the Effective Date apply proportionately to each such Advance outstanding on the basis of the number of days remaining in the term to maturity of each such Advance. The Borrower will pay to the Agent for the benefit of the applicable Lenders any resulting increase in stamping fees with respect to outstanding Bankers’ Acceptances and Issuance Fees on outstanding Letters of Credit on or prior to the third Banking Day following the Effective Date. In the event that the Event of Default no longer subsists and the Borrower has paid in advance the increased rate for the term to maturity of a particular Advance, the Lenders will provide a credit to the Borrower for the amount of the increase for the remaining term to maturity of such Advance.

(l)

Restatement of Ratio.    If the Borrower has delivered a Compliance Certificate certifying financial results that are subsequently found to be inaccurate in any way as a result of the Borrower’s financial results having to be restated or if the Borrower’s financial results were inaccurately reflected in the original financial results on which such Compliance Certificate was based or for any other reason and the result thereof is that the reported Consolidated Senior Debt to EBITDA Ratio was lower than it otherwise would have been in the absence of such inaccuracy or prior to such restatement, then the Borrower will, immediately upon the correction of such inaccuracy or upon such restatement, pay to the Agent for the benefit of the applicable Lenders an amount equal to the interest, stamping fees, Issuance Fees and standby fees that the Lenders should have received, but did not receive, over the applicable period had the originally reported Consolidated Senior Debt to EBITDA Ratio, and the underlying components thereof, been reported correctly in the first instance.

4.3	Applicable Margins on Closing Date.

On the Closing Date, the Consolidated Senior Debt to EBITDA Ratio will be determined by reference to the most recent compliance certificate delivered pursuant to Section 14.1(g) of the Existing Credit Agreement.

ARTICLE 5

UNSECURED CREDIT FACILITY

5.1	Unsecured Credit Facility.

The Credit Facility and Guarantee Agreement will be unsecured and all present and future Indebtedness of the Borrower to the Agent and the Lenders under the Credit Facility and of the other Loan Parties under the Guarantee Agreement will constitute at all times senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable, ranking pari passu with all other senior, unsecured Indebtedness of the Borrower and the other Loan Parties, as applicable and which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Loan Parties, as applicable, under Hedging Agreements.

ARTICLE 6

FUNDING AND OTHER MECHANICS APPLICABLE TO

THE CREDIT FACILITY

6.1	Funding of Accommodations.

Subject to Section 6.2 and Article 9 and Article 10, all Advances (other than Letters of Credit) will be made available by deposit of the applicable funds (which in the case of Bankers’ Acceptances will be the Net Proceeds) into the appropriate Borrower’s Account for value on the Banking Day or the LIBOR Banking Day, as the case may be, on which the Advance is to take place.

6.2	Notice Provisions.

Subject to Section 3.10, Drawdowns will be made available to the Borrower and the Borrower will be entitled to Rollover or Convert Accommodations under the Credit Facility where permitted hereunder, provided a Notice of Borrowing or a Notice of Rollover or Notice of Conversion, as applicable, is received from the Borrower by the Agent, as follows:

(a)

with respect to Advances, other than by way of LIBOR Based Loans or Letters of Credit, at least 1 Banking Day prior to such Advance provided notice is received by the Agent no later than 11:00 a.m. Calgary, Alberta time on the Banking Day immediately preceding the requested Drawdown Date or the date of Rollover or Conversion, as applicable;

(b)

with respect to a Drawdown, Rollover or Conversion of or into a LIBOR Based Loan, at least 3 LIBOR Banking Days prior to such Advance, provided notice is received by the Agent no later than 10:00 a.m. Calgary, Alberta time on the third LIBOR Banking Day immediately preceding the Drawdown Date or the date of Rollover or Conversion, as applicable; and

(c)	with respect to Letters of Credit, at least 3 Banking Days prior to such Advance (or such shorter or longer period as may be determined by the LC Issuer, acting reasonably).

Any of the notices referred to in the foregoing paragraphs may, subject to Section 22.2, be given by the Borrower, at its sole risk, to the Agent by telephone and in such case will be followed by the Borrower delivering to the Agent on the same day the notice required hereunder confirming such instructions.

6.3	Irrevocability.

A Notice of Borrowing, Notice of Rollover or Notice of Conversion when given by the Borrower will be irrevocable and will oblige the Borrower, the Agent and the Lenders under the applicable Tranche to take the action contemplated herein and therein on the date specified therein, provided that any such notice will not be binding on any Lender who makes a determination under Section 12.2.

6.4	Rollover or Conversion of Accommodations.

(a)

Subject to Sections 3.10(d) and 6.2, Article 9 and Article 10, the Borrower will be entitled to Rollover one type of Accommodation (other than Letters of Credit) into the same type of Accommodation under the same Tranche under which such Accommodation was made or Convert one type of Accommodation into another type of Accommodation under the same Tranche under which such Accommodation was made on the terms herein provided.

(b)

If the Borrower fails to give the Agent a duly completed Notice of Rollover or Notice of Conversion if and as required by Section 6.2, or if in giving such notice the Borrower fails to provide for the Rollover or Conversion of all of the Advances then maturing, the Borrower will be deemed to have irrevocably elected to Convert such maturing Advances, or that part of such maturing Advances which the Borrower has failed to provide for in such notice, as the case may be, into a Canadian Prime Rate Loan with respect to a Canadian Dollar Advance or a U.S. Base Rate Loan with respect to a U.S. Dollar Advance under the same Tranche under which such Advance was made, except for Letters of Credit which will expire in accordance with the terms thereof.

(c)

No Conversion of a Bankers’ Acceptance will be made prior to the Maturity Date thereof and no Rollover of a Bankers Acceptance or a LIBOR Based Loan may be made if a Default or Event of Default exists on the Maturity Date thereof.

(d)

Subject to Section 9.2, the Borrower may elect to Convert a LIBOR Based Loan prior to the Maturity Date thereof into another type of Accommodation under the same Tranche under which such Accommodation was made.

(e)	For certainty, except as provided in Section 11.1(d) and Section 18.3(d), the Borrower may not effect a Conversion of any Letter of Credit.

6.5	Agent’s Obligations.

Upon receipt of a Notice of Borrowing, Notice of Rollover or Notice of Conversion with respect to a proposed Advance (other than by way of Bankers’ Acceptances), the Agent will forthwith notify the Lenders under the applicable Tranche of the proposed date on which such Advance is to take place, of each Lender’s Rateable Portion of such Advance and if applicable, of the account of the Agent to which each Lender’s Rateable Portion thereof is to be credited.

6.6	Lenders’ Obligations.

Each Lender will, prior to 10:00 a.m. Calgary, Alberta time on the proposed date on which an Advance is to take place (other than by way of Bankers’ Acceptances), credit the account of the Agent specified in the Agent’s notice given pursuant to Section 6.5 with such Lender’s Rateable Portion under the applicable Tranche of such Advance, and by 11:00 a.m. Calgary, Alberta time on the same date, the Agent will make available to the Borrower the amount so credited.

6.7	Currency Fluctuation.

If as a result of currency fluctuation the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount with respect to a Tranche exceeds the Commitment Amount in respect to such Tranche (in either case, the “Excess”), the Borrower will pay the Excess to the Agent as a principal repayment for the benefit of the Lenders under the applicable Tranche. If the amount of the Excess is equal to or greater than 1% of the applicable Commitment Amount, then the repayment of the Excess to the Agent on behalf of the Lenders under the applicable Tranche will be made by the Borrower within 3 Banking Days after demand therefore by the Agent. If the amount of the Excess is less than 1% of the applicable Commitment Amount, then the repayment of the Excess will be made on the earliest of the next Drawdown Date, date of Rollover, date of Conversion or the first Banking Day of the next following month. The Agent will request repayment of any Excess forthwith upon request therefore by any Lender under the applicable Tranche under which such Excess exists, provided that the Agent will not otherwise be required to monitor the Excess or to request repayment thereof.

6.8	Excess Relating to LIBOR, LCs and BAs.

If to pay an Excess, it is necessary to repay a LIBOR Based Loan or an Advance by way of Bankers’ Acceptances or a Letter of Credit prior to the Maturity Date thereof, the Borrower will not be required to repay such Advances until the Maturity Date thereof, provided, however, that at the request of the Agent, the Borrower will forthwith pay an amount equal to the Excess to the Agent for deposit into a cash collateral account maintained by and in the name of the Agent for the benefit of the Lenders under the applicable Tranche under which the Excess exists, to be held by the Agent for set-off against future amounts owing by the Borrower to the Lenders under the applicable Tranche in respect of such Excess and, pending such application, will bear interest for the Borrower’s account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for such amount and for the period from the date of deposit to the Maturity Date of such Advance. The Agent shall have exclusive control over all amounts at any time on deposit in such cash collateral account. The deposit of the Excess by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Excess is actually paid to the Lenders under the applicable Tranche as a principal repayment.

ARTICLE 7

DRAWDOWN UNDER THE CREDIT FACILITY

7.1	Conditions Precedent to all Drawdowns.

The Lenders’ obligation to provide Advances under the Credit Facility (under either Tranche) will be subject to the following conditions precedent being met, unless waived in writing by the Lenders under the applicable Tranche:

(a)	the appropriate Notice of Borrowing, Notice of Rollover or Notice of Conversion will have been delivered in accordance with the notice provisions provided in Section 6.2, but subject to Section 3.10;

(b)	no Default or Event of Default will have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the applicable Advance;

(c)

subject to Section 13.2, each of the representations and warranties set out in Article 13 will be true and correct with the same effect as if such representations and warranties had been made on the date of such Advance; and

(d)

the notice with respect to a Hostile Acquisition if required to be given pursuant to Section 7.2 will have been provided by the Borrower and the other provisions of Section 7.2, if applicable, will have been complied with.

7.2	Hostile Acquisitions.

If the Borrower wishes to utilize, whether directly or indirectly, Drawdowns to facilitate, assist or participate in a Hostile Acquisition by one or more of the Penn West Parties or any Affiliate thereof:

(a)

at least 10 Banking Days prior to the delivery to the Agent of a Notice of Borrowing made in connection with a Hostile Acquisition, the chairman, chief executive officer, president or a senior financial officer of the Borrower will notify the Agent (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will participate in a Drawdown to be utilized for such Hostile Acquisition;

(b)

if a Lender decides not to fund an Advance to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Agent and the Borrower, such Lender will have no obligation to fund such Advance notwithstanding any other provision of this Agreement to the contrary; and

(c)

each Lender will use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within 4 Banking Days of receipt of the particulars thereof from the Agent) of its decision whether or not to fund a proposed Hostile Acquisition.

7.3	Adjustment of Rateable Portion.

If a Lender elects not to participate in a Drawdown under one or more Tranches for a Hostile Acquisition (a “Non-Participating Lender”), such Drawdown will be reduced by the Non-Participating Lenders’ Rateable Portion under the applicable Tranche thereof and the allocation among all Lenders under the applicable Tranche of interest and other fees payable by the Borrower hereunder, including standby fees, will be adjusted so as to reflect the reduction in such Drawdown, and thereafter the Rateable Portion of each Lender under the applicable Tranche, for such purposes only, will reflect the Aggregate Principal Amount then funded by each Lender under the applicable Tranche based on the Aggregate Principal Amount of all Lenders under the applicable Tranche after taking into account the amount of the requested Drawdown not funded by the Non-Participating Lender. Notwithstanding the adjustment of the Rateable Portion pursuant to this Section 7.3, there will be no reduction in the Individual Commitment Amount of each Lender.

7.4	Subsequent Drawdowns.

If a Lender under either Tranche becomes a Non-Participating Lender, subsequent Drawdowns under such Tranche will be funded first by the Non-Participating Lender rateably based on each Non-Participating Lender’s Individual Commitment Amount under the applicable Tranche, until the Principal Amounts owed to the Lenders under such Tranche are again in proportion to their respective Rateable Portions under such Tranche prior to the Hostile Acquisition.

7.5	Prepayment.

As an alternative to the provisions of Section 7.4, the Borrower will also be entitled, subject to the prepayment provisions herein contained but without obligation to make prepayments to all Lenders, to reduce the Principal Amount owing to the Lenders under the applicable Tranche who are not Non-Participating Lenders so that the Principal Amounts of the Lenders under such Tranche are again in proportion to their respective Rateable Portions under such Tranche prior to the Hostile Acquisition.

ARTICLE 8

CALCULATION OF INTEREST AND FEES

8.1	Records.

The Agent will maintain records, in written or electronic form, evidencing all Advances and all other Indebtedness owing by the Borrower to the Agent and each Lender under this Agreement. The Agent will enter in such records details of all amounts from time to time owing, paid or prepaid by the Borrower to it hereunder. In addition, each Lender will maintain records, in written and electronic form, evidencing all Advances and other Indebtedness owing by the Borrower to such Lender under this Agreement. The information entered in such records will constitute prima facie evidence of the Indebtedness of the Borrower to the Agent and each Lender under this Agreement. In the event of a conflict between the records of the Agent and a Lender maintained pursuant to this Section 8.1, the records of the Agent will prevail, absent manifest error.

8.2	Payment of Interest and Fees.

(a)

Interest.   Except as expressly stated otherwise herein, all Canadian Prime Rate Loans, U.S. Base Rate Loans and LIBOR Based Loans from time to time outstanding under the Credit Facility will bear interest, as well after as before maturity, default and judgment, with interest on overdue interest, at the applicable rates as prescribed under Sections 4.2 and 22.9, as applicable. Interest payable at a variable rate will be adjusted automatically without notice to the Borrower whenever there is a variation in such rate.

(b)

Calculation of Interest.    Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans will accrue and be calculated daily and be payable monthly in arrears on the first Banking Day of each month for the immediately preceding month, or, after notice to the Borrower, on such other Banking Day as is customary for the Agent having regard to its then existing practice. Interest under the Credit Facility on Canadian Prime Rate Loans and U.S. Base Rate Loans, stamping fees under the Credit Facility on Bankers’ Acceptances and Issuance Fees and Fronting Fees will be calculated on the basis of a 365 day year.

(c)

Interest Act (Canada).    For the purposes of the Interest Act (Canada) and all other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest and fees applicable under the Credit Facility to Canadian Prime Rate Loans, U.S. Base Rate Loans, Bankers’ Acceptances and Letters of Credit, respectively, are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest or such fee is payable and divided by 365.

(d)

LIBOR Based Loans.  Interest on LIBOR Based Loans under the Credit Facility will accrue and be calculated daily and be payable at the end of each applicable LIBOR Period, provided that, where the LIBOR Period exceeds 90 days, interest will be calculated and payable every 90 days during the term of the LIBOR Period and on the last day of the applicable LIBOR Period. Interest on LIBOR Based Loans will be calculated on the basis of the actual number of days in each LIBOR Period divided by 360. For the purposes of the Interest Act (Canada) and other applicable Laws which may hereafter regulate the calculation or computation of interest on borrowed funds, the annual rates of interest applicable to LIBOR Based Loans under the Credit Facility are the rates as determined hereunder multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 360.

8.3	Payment of Stamping Fee.

The Borrower will pay to the Agent for the account of the Lenders the applicable stamping fee under Section 4.2(d) with respect to Bankers’ Acceptances on the date of acceptance thereof by the applicable Lenders. Subject to Section 8.5, payment of the stamping fee may be made by way of set-off as provided in Section 10.3.

8.4	Calculation and Payment of Issuance Fees and Fronting Fees.

Issuance Fees and Fronting Fees will be calculated on the basis of a year of 365 days and for such period of time as the applicable Letter of Credit remains outstanding. The Issuance Fees and Fronting Fees will accrue and be calculated daily on the face amount of the applicable Letter of Credit and be payable quarterly in arrears on the first Banking Day of each calendar quarter for the immediately preceding calendar quarter, or, after notice to the Borrower, on such other Banking Day following any such preceding fiscal quarter as is customary for the Agent or the Fronting Lender having regard to its then existing practice. Notwithstanding the foregoing, the minimum Issuance Fee shall be not less than the minimum flat rate issuance fee set by the LC Issuer from time to time in accordance with its customary practice for letters of credit issued on behalf of comparable borrowers and, if the minimum issuance fee applies, the Issuance Fee shall be payable in advance at the time of issuance of the applicable Letter of Credit.

8.5	Standby Fees.

The standby fees payable in accordance with Section 4.2(g) will be calculated daily and will be payable in Canadian Dollars quarterly in arrears on the first Banking Day of each calendar quarter for the previous quarter and otherwise in the same manner as interest on Canadian Prime Rate Loans.

8.6	Debit Authorization.

The Borrower authorizes and directs the Agent and the Swing Line Lender, in their respective discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained by them respectively for any amounts (including principal, interest or fees) that are due and payable under this Agreement.

8.7	Conversion to Another Currency.

A Conversion of an Advance from one currency to another currency may be made only by the repayment of an existing Advance in the same currency as the existing Advance and the request of a new Advance in another currency.

8.8	Maximum Rate of Return.

Notwithstanding any provision herein to the contrary, in no event will the aggregate “interest” (as defined in section 347 of the Criminal Code (Canada)) payable under this Agreement exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand will be deemed to have been made by mutual mistake of the Borrower and the applicable Lenders and the amount of such payment or collection will be refunded to the Borrower. For purposes of this Agreement, the effective annual rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term of the Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent will be prima facie evidence, for the purposes of such determination.

8.9	Waiver of Judgment Interest Act (Alberta).

To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Documents and are hereby expressly waived by the Borrower.

8.10	Deemed Reinvestment Not Applicable.

For the purposes of the Interest Act (Canada), the principle of deemed reinvestment of interest will not apply to any interest calculation under the Documents, and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

ARTICLE 9

GENERAL PROVISIONS RELATING TO LIBOR BASED LOANS

9.1	General.

(a)	The aggregate amount of each Advance by way of a LIBOR Based Loan will be at least U.S. $25,000,000 and in multiples of U.S. $100,000 for any amount in excess thereof.

(b)

If the Borrower requests a Drawdown by way of a LIBOR Based Loan, to Rollover a LIBOR Based Loan or to Convert an Accommodation into a LIBOR Based Loan, the Borrower will specify in its Notice of Borrowing, Notice of Rollover or Notice of Conversion, as applicable, the LIBOR Period (which will begin and end on a LIBOR Banking Day) applicable to such LIBOR Based Loan. Subject to Section 6.4(b), if the Borrower fails, as required hereunder, to select a LIBOR Period for any proposed LIBOR Based Loan, then the applicable LIBOR Period will be approximately one month as determined by the Agent.

(c)

Any amounts owing by the Borrower in respect of any LIBOR Based Loan which is not paid at its Maturity Date in accordance with this Agreement will, as and from its Maturity Date, be deemed to be outstanding as a U.S. Base Rate Loan.

9.2	Early Termination of LIBOR Periods.

If the Borrower requests, as herein permitted, that a Lender arrange for early termination of any LIBOR Based Loan, the Borrower will pay to the affected Lenders all expenses and out- of-pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Based Loan, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If in the sole discretion of such Lenders, acting reasonably, any such early termination cannot be effected, the LIBOR Based Loan will not be terminated and the Borrower will continue to pay interest to such Lenders, at the rate per annum applicable to such LIBOR Based Loan for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the amount and nature of such expenses and out-of-pocket costs will be prima facie evidence of the amount thereof.

9.3	Inability to Make LIBOR Based Loans.

If:

(a)	the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(i)

by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits of U.S. Dollars are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Based Loan during the ensuing LIBOR Period selected; or

(ii)

the making or continuing of a LIBOR Based Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or

(b)

the Agent is advised by Lenders holding at least 25% of the Commitment Amount of all Lenders hereunder by written notice (each, a “Lender LIBOR Suspension Notice”) that such Lenders have determined (acting reasonably and in good faith) that LIBOR will not or does not accurately reflect the cost of funds of such Lenders of United States Dollar deposits in such market for the relevant LIBOR Period;

then:

(i)

the right of the Borrower to request LIBOR Based Loans from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)

any outstanding Notice of Borrowing requesting an Advance by way of a LIBOR Based Loan shall be deemed to be a Notice of Borrowing requesting an Advance by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Borrowing;

(iii)

any outstanding Notice of Conversion requesting a Conversion of an Advance by way of a LIBOR Based Loan shall be deemed to be a Notice of Conversion requesting a Conversion of such Advance into an Advance by way of a U.S. Base Rate Loan; and

(iv)

any outstanding Notice of Rollover requesting a Rollover of an Advance by way of a LIBOR Based Loan, shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of a U.S. Base Rate Loan.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request Advances by way of LIBOR Based Loans and of any termination of any such suspension. A Lender LIBOR Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover, in which case the applicable Lender LIBOR Suspension Notice shall only be effective with respect to such outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover if received by the Agent prior to noon

(Calgary time) 2 Banking Days prior to the proposed date of Advance, date of Conversion or date of Rollover (as applicable) applicable to such outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover, as applicable.

ARTICLE 10

BANKERS’ ACCEPTANCES

10.1	General.

Each bankers’ acceptance draft tendered by the Borrower under the Credit Facility for acceptance by a Lender will be a form acceptable to the accepting Lender and the Advance in respect thereof will be in a principal amount of not less than Cdn. $10,000,000 and in multiples of Cdn. $100,000 for any amounts in excess thereof and will, in each case, have a term, subject to market availability, of not less than seven days and not more than six months, unless otherwise agreed to by the accepting Lenders, except in the case of Swing Line Loans where the term thereof will not exceed one month.

10.2	Terms of Acceptance by the Lenders.

(a)

Power of Attorney.  To facilitate the procedures contemplated in this Agreement, the Borrower appoints each Lender from time to time as the attorney-in-fact of the Borrower to execute, endorse and deliver on behalf of the Borrower drafts or depository bills in the form or forms prescribed by such Lender for Bankers’ Acceptances denominated in Canadian Dollars (each such executed draft or depository bill which has not yet been accepted by a Lender being referred to as a “Draft”). Each Bankers’ Acceptance executed and delivered by a Lender on behalf of the Borrower will be as binding upon the Borrower as if it had been executed and delivered by a duly authorized officer of the Borrower. The foregoing appointment will cease to be effective, in respect of any Lender, three Banking Days following receipt by such Lender of a notice from the Borrower revoking such appointment (which notice will be copied to the Agent); provided that any such revocation will not affect Bankers’ Acceptances previously executed and delivered by a Lender pursuant to such appointment.

(b)

Payment.  The Borrower will provide for payment to the Agent for the benefit of the applicable Lenders of each Bankers’ Acceptance issued on its behalf at its maturity, either by payment of the face amount thereof or, subject to Section 8.5, through the utilization of an Accommodation in accordance with this Agreement, or through a combination thereof. The Borrower waives presentment for payment of Bankers’ Acceptances by the Lenders and will not claim from the applicable Lenders any days of grace for the payment at maturity of Bankers’ Acceptances. Any amount owing by the Borrower in respect of any Bankers’ Acceptance issued which is not paid at maturity in accordance with this Agreement, will, as and from its maturity date, be deemed to be outstanding as a Canadian Prime Rate Loan under the Tranche which such Bankers’ Acceptance was issued.

(c)	No Liability. The Lenders will not be liable for any damage, loss or improper use of any bankers’ acceptance draft endorsed in blank except for any loss arising by reason of such Lender failing to use the same standard of care in the custody of such bankers’ acceptance drafts as such Lender uses in the custody of its own property of a similar nature.

(d)

Bankers’ Acceptances Purchased by Lenders.  Where the Borrower so elects in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, all Lenders under the applicable Tranche identified therein, or those Lenders distinguished as either Schedule I, Schedule II or Schedule III banks (as listed in the Bank Act (Canada)), or any combination thereof, will purchase Bankers’ Acceptances accepted by it for an amount equal to the Discount Proceeds having regard to the Discount Rate applicable to such Lender.

(e)

Marketing of BAs.  Subject to Section 10.2(d), the Borrower will be responsible for, and will make its own arrangements with respect to, the sale of Bankers’ Acceptances in the market place. Notwithstanding the foregoing, a Lender may purchase from the Borrower for its own account any Bankers’ Acceptance issued by it at the applicable Discount Rate or as otherwise agreed by the Borrower or the applicable Lender.

(f)

Depository Bills.  It is the intention of the Parties that pursuant to the DBNA, all Bankers’ Acceptances accepted by the Lenders under this Agreement will be issued in the form of a “depository bill” (as defined in the DBNA), deposited with a “clearing house” (as defined in the DBNA), including The Canadian Depository for Securities Ltd. or its nominee CDS & Co. In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including:

(i)

any instrument held by the Agent for purposes of Bankers’ Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words “This is a depository bill subject to the Depository Bills and Notes Act (Canada)”;

(ii)	any reference to the authentication of the Bankers’ Acceptance will be removed; and

(iii)	any reference to the “bearer” will be removed and such Bankers’ Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

10.3	General Mechanics.

(a)

Notice.   The Borrower may in the Notice of Borrowing, Notice of Rollover or Notice of Conversion requesting an Accommodation by way of Bankers’ Acceptances or by subsequent notice to the Agent, provide the Agent with information as to the Discount Proceeds payable by the purchasers of the Bankers’ Acceptances and the party to whom delivery of the Bankers’

Acceptances is to be made against delivery of such Discount Proceeds to the Agent for the credit of the Borrower subject to Section 10.3(c), but if it does not do so, the Borrower will initiate a telephone call to the Agent by 9:00 a.m. (Calgary, Alberta time) on the Drawdown Date or the date of the Rollover or Conversion, as applicable, and provide such information to the Agent. Any such telephone advice will be at the risk of the Borrower pursuant to Section 22.2 and will be confirmed by a notice of the Borrower to the Agent prior to 1:00 p.m. (Calgary, Alberta time) on the same day.

(b)

Rollovers.    In the case of a Rollover of maturing Bankers’ Acceptances, each Lender under the applicable Tranche, in order to satisfy the continuing liability of the Borrower to such Lender for the face amount of the maturing Bankers’ Acceptances, will retain for its own account the Net Proceeds of each new Bankers’ Acceptance issued by it in connection with such Rollover and the Borrower will, on the Maturity Date of the maturing Bankers’ Acceptances, pay to the Agent for the benefit of the Lenders under the applicable Tranche an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the aggregate Net Proceeds of the new Bankers’ Acceptances.

(c)

Conversion from Canadian Dollar Accommodation.        In the case of a Conversion from a Canadian Prime Rate Loan into an Accommodation by way of Bankers’ Acceptances, each Lender under the applicable Tranche, in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the Canadian Prime Rate Loan being Converted, will retain for its own account the Net Proceeds of each new Bankers’ Acceptance issued by it in connection with such Conversion and the Borrower will, on the date of issuance of the Bankers’ Acceptances pay to the Agent for the benefit of the Lenders under the applicable Tranche an amount equal to the difference between the principal amount of the Canadian Prime Rate Loan being Converted, including any accrued interest thereon, owing to the Lenders under the applicable Tranche and the aggregate Net Proceeds of such Bankers’ Acceptances.

(d)

Conversion to Canadian Dollar Accommodation.   In the case of a Conversion of an Accommodation by way of Bankers’ Acceptances into a Canadian Prime Rate Loan, in order to satisfy the liability of the Borrower to each Lender under the applicable Tranche for the face amount of the maturing Bankers’ Acceptances, the Agent and each applicable Lender will record the obligation of the Borrower to it as a Canadian Prime Rate Loan unless the Borrower provides for payment to the Agent for the benefit of the Lenders under the applicable Tranche of the face amount of the maturing Bankers’ Acceptance in some other manner acceptable to the applicable Lenders.

(e)

Authorization.   The Borrower hereby authorizes each Lender under the Credit Facility to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers’ Acceptances accepted by it pursuant to this Section 10.3 in accordance with the instructions provided by the Borrower pursuant to Section 6.3 or Section 6.4, as applicable.

(f)

Rounding.  In the case of an issue of Bankers’ Acceptances, the Agent may round allocations amongst the Lenders under the applicable Tranche to ensure that each Bankers’ Acceptance issued has a face amount which is a whole number multiple of Cdn. $1,000 (and such rounded allocations shall constitute the Lenders’ respective Rateable Portions under the applicable Tranche for the purposes of this Agreement).

10.4	BA Equivalent Advance.

Each Non-BA Lender under the applicable Tranche, in lieu of accepting bankers’ acceptance drafts on any Drawdown Date or date of any Conversion or Rollover under such Tranche, will make a BA Equivalent Advance. Any BA Equivalent Advance will be made on the relevant Drawdown Date, or any date of Rollover or Conversion, as applicable, and its Maturity Date will be the Maturity Date of the corresponding Bankers’ Acceptances. The amount of each BA Equivalent Advance will be equal to the Discount Proceeds (with reference to the applicable Discount Rate) which would be realized from a hypothetical sale of those Bankers’ Acceptances which, but for this Section 10.4, such Lender would otherwise be required to accept. Any BA Equivalent Advance will be made on the relevant Drawdown Date or date of any Conversion or Rollover, and will remain outstanding for the term of the corresponding Bankers’ Acceptances. On its Maturity Date, such BA Equivalent Advance will be repaid in an amount equal to the face amount of a Draft that would have been accepted by such Non-BA Lender if it was a BA Lender. All provisions of this Agreement with respect to Bankers’ Acceptances will apply to BA Equivalent Advances provided that stamping fees with respect to a BA Equivalent Advances will be calculated on the basis of the amount with respect to such BA Equivalent Advances which the Borrower is required to pay on the applicable Maturity Date.

10.5	Execution of Bankers’ Acceptances.

Subject to Section 10.2(a), the signatures of any authorized signatory on Bankers’ Acceptances may, at the option of the Borrower, be reproduced in facsimile and such Bankers’ Acceptances bearing such facsimile signatures will be binding on the Borrower as if they had been manually signed by such authorized signatory. Notwithstanding that any person whose signature appears on any Bankers’ Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers’ Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature will nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers’ Acceptance so signed will, subject to Section 10.2(c), be binding on and at the risk of the Borrower.

10.6	Escrowed Funds.

Upon the occurrence of an Event of Default, the Borrower will forthwith pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the applicable Lenders, an amount equal to such Lenders’ maximum potential liability under then outstanding Bankers’ Acceptances (the “Escrow Funds”). The Escrow Funds will be held by the Agent for set-off against future Indebtedness owing by the Borrower to the applicable Lenders in respect of such Bankers’ Acceptances and pending such application will bear interest for the Borrower’s account at the rate declared by the Agent from time to time as that payable by it in respect of deposits for similar amounts and for similar periods of time. If such Event of Default is either waived or cured in compliance with the terms of this Agreement, then the remaining Escrow Funds if any, together with any accrued interest to the date of release, will be released to the Borrower. The deposit of the Escrow Funds by the Borrower with the Agent as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as the Escrow Funds are actually paid to the Lenders under the applicable Tranche as a principal repayment.

10.7	Market Disruption.

If

(a)

the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for Bankers’ Acceptances accepted by the Lenders; or

(b)

the Agent is advised by Lenders holding at least 25% of the Commitment Amount of all Lenders hereunder by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably and in good faith) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;

then:

(i)

the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(ii)

any outstanding Notice of Borrowing requesting an Advance by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Borrowing requesting an Advance by way of Canadian Prime Rate Loans in the amount specified in the original Notice of Borrowing;

(iii)

any outstanding Notice of Conversion requesting a Conversion of an Advance by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of Canadian Prime Rate Loans; and

(iv)

any outstanding Notice of Rollover requesting a Rollover of an Advance by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Notice of Conversion requesting a Conversion of such Advances into an Advance by way of Canadian Prime Rate Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request Advances by way of Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to noon (Calgary time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover if received by the Agent prior to noon (Calgary time) 2 Banking Days prior to the proposed date of Advance, date of Conversion or date of Rollover (as applicable) applicable to such outstanding Notice of Drawdown, Notice of Conversion or Notice of Rollover, as applicable.

ARTICLE 11

LETTERS OF CREDIT

11.1	General.

(a)

Each Letter of Credit will be made available by the applicable LC Issuer and each Letter of Credit (including all documents and instruments required to be presented thereunder) will be satisfactory in form and substance to such LC Issuer, acting reasonably. No Letter of Credit will be issued (or will be renewable at the option of the beneficiary thereunder) for a term in excess of one year, will have an expiration date after the latest Termination Date applicable to Tranche A then in effect, or will require payment in any currency other than Canadian Dollars or U.S. Dollars. Letters of Credit shall be issued by way of, as selected by the Borrower, either:

(i)

Letters of Credit (a “Fronted Letter of Credit”) issued by a Fronting Lender on behalf of the Lenders under Tranche A on a “fronted” basis as contemplated by Section 11.1(i); provided that: (A) the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of all Fronted Letters of Credit will at no time exceed Cdn.$100,000,000 (the “Fronted LC Commitment”); and (b) the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of all Fronted Letters of Credit issued by a given Fronting Lender shall not exceed the Individual Fronted LC Commitment applicable to such Fronting Lender, in each case as determined at the time of issuance of any Fronted Letter of Credit; or

(ii)

a Swing Line Letter of Credit issued by the Swing Line Lender pursuant to Section 3.10; provided that the Aggregate Principal Amount of all Swing Line Letters of Credit will at no time exceed Cdn. $10,000,000 or the Canadian Dollar Exchange Equivalent thereof as determined at the time of issuance of any Swing Line Letter of Credit.

(b)

Subject to Section 8.4, as a condition of the issuance or renewal of any Letter of Credit, the Borrower will pay to the Agent the Issuance Fee, and, if applicable, the Fronting Fee, indicated in Section 4.2. The Borrower will also pay to the LC Issuer, for its own account, its customary administrative charges in respect of the issue of such Letter of Credit, the amendment or transfer of such Letter of Credit, and each drawing made under such Letter of Credit.

(c)	An LC Issuer shall only issue a Letter of Credit if the following conditions have been satisfied:

(i)

the LC Issuer shall have received a Notice of Borrowing requesting that a Letter of Credit be issued, such Notice of Borrowing to be accompanied by an originally executed LC Application, satisfactory to the LC Issuer, acting reasonably, specifying:

(A)	the proposed date of issuance (which shall be a Banking Day at least 3 Banking Days following the date of such request);

(B)	the expiry date thereof;

(C)	the name and address of the beneficiary thereof;

(D)

whether the Letter of Credit is a Financial LC or a Non-Financial LC; provided that in the case of any dispute, the LC Issuer shall determine whether a Letter of Credit is a Financial LC or a Non-Financial LC in accordance with its usual and customary practices;

(E)	the face amount and currency thereof; and

(F)	the terms and conditions of the requested Letter of Credit and other relevant details; and

(ii)	the LC Issuer shall have received such other customary administrative documents as it shall have reasonably requested as a condition to the issuance of such Letter of Credit.

In the event of any conflict or inconsistency between the terms of an LC Application and such other documents and this Agreement, the terms of this Agreement shall prevail and any liability of the Borrower in respect of Letters of Credit shall be governed by this Agreement irrespective of the provisions of any LC Application or such other documents.

(d)

If the Borrower does not pay to the LC Issuer sufficient funds in the applicable currency immediately on demand by the LC Issuer as a reimbursement to the LC Issuer for any payment made by it pursuant to such Letter of Credit, the LC Issuer, on behalf of the applicable Lenders, shall without receipt of a Notice of Borrowing and irrespective of whether any other applicable conditions precedent specified herein have been satisfied, make a Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable depending on the currency of the Letter of Credit, to the Borrower under Tranche A in the amount of such required payment and, in the case of Fronted Letters of Credit, shall forthwith make a demand for reimbursement from the other Lenders for the amount so paid pursuant to Section 11.1(k).

The Borrower agrees to accept each such Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, and hereby irrevocably authorizes and directs the LC Issuer to apply the proceeds thereof in payment of the liability of the Borrower with respect to such required payment.

(e)

If any Letter of Credit is outstanding on the latest Termination Date applicable to Tranche A then in effect, at any time that an Event of Default occurs, a demand for repayment is made hereunder, or a domestic or foreign court issues any judgment or order restricting or prohibiting payment by the LC Issuer under such Letter of Credit or extending the liability of the LC Issuer to make payment under such Letter of Credit beyond the expiry date specified therein, the Borrower will forthwith upon demand by the LC Issuer deposit into a cash collateral account maintained by and in the name of the LC Issuer funds in the applicable currency in the amount of the Advance constituted by such Letter of Credit and such funds (together with interest thereon) will be held by the LC Issuer for payment of the liability of the Borrower pursuant to this Article 11 or otherwise in respect of such Letter of Credit so long as the LC Issuer has or may in any circumstance have any liability under such Letter of Credit, and, pending such payment, shall bear interest at the LC Issuer’s then prevailing rate in respect of deposits of similar amounts and of similar periods of time. Any balance of such funds and interest remaining at such time as the LC Issuer does not have and may never have any liability under such Letter of Credit will nevertheless continue to be held by the LC Issuer, if and so long as any Default or Event of Default is continuing or after a demand for repayment is made or both, as security for the remaining liabilities of the Borrower hereunder. The deposit of such funds by the Borrower with an LC Issuer as herein provided will not operate as a repayment of the Aggregate Principal Amount until such time as such funds are actually paid to the relevant LC Issuer as a principal repayment.

(f)

The Borrower agrees that neither the LC Issuers, the Agent, the Lenders nor their respective officers, directors, employees or agents will assume liability for, or be responsible for, and the Borrower hereby indemnifies and holds harmless any such Person from any losses or Claims resulting from, the following: the use which may be made of any Letter of Credit; any acts or omissions of the beneficiary of any Letter of Credit including the application of any payment made to such beneficiary; the form, validity, sufficiency, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit which on its face complies with requirements of the Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged; the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit; any failure to note the amount of any draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the Borrower or any other Person other than the LC Issuer; any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher; any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; any failure by the LC Issuer to make payment under any Letter of Credit as a result of any Law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or government instrumentality; or as a result of any other cause beyond the control of the LC Issuer or its officers, directors or correspondents; or any action to compel payment by a LC Issuer under a Letter of Credit (but only to the extent that the LC Issuer was in fact not required to make such payment) or to restrain a LC Issuer from making payment under a Letter of Credit; provided that nothing in this Agreement shall exonerate an LC Issuer for its own gross negligence or wilful misconduct.

(g)

The obligations of the Borrower under this Article 11 with respect to any Letter of Credit will be absolute, unconditional and irrevocable, and will be performed strictly in accordance with the terms hereof under all circumstances including: any matter referred to in Section 11.1(e); any invalidity of any obligation secured by any Letter of Credit; any incapacity, disability or lack or limitation of status or of power of the Borrower or the beneficiary of any Letter of Credit; any lack of validity or enforceability of any Letter of Credit; the existence of any claim, set-off, defence or other right which the Borrower may have at any time against any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person (provided that the provisions hereof shall not be considered to be a waiver of such claim, set-off, defence or other right); or any breach of contract or other dispute between the Borrower and the Agent, any Lender or the LC Issuer, the beneficiary of any Letter of Credit or any other Person.

(h)

The LC Issuer may accept as complying with the terms of any Letter of Credit any document or instrument required by such Letter of Credit to be completed, signed, presented or delivered by or on behalf of any beneficiary thereunder which has been completed, signed, presented or delivered by a receiver, trustee in bankruptcy, assignee for the benefit of creditors, secured party or other like Person believed in good faith by the LC Issuer to be lawfully entitled to the property of such beneficiary, and the LC Issuer may make payments under such Letter of Credit to such Person. The provisions of this Article 11 are for the sole benefit of the LC Issuer and the other Parties and may not be relied on by any other Person.

(i)

Subject to the other terms and conditions of this Agreement, the Borrower may request that a Fronting Lender issue Fronted Letters of Credit; provided that at no time will a Fronting Lender be required to issue a Fronted Letter of Credit if: (A) the Canadian Dollar Exchange Equivalent of the undrawn amount all Fronted Letters of Credit issued hereunder (including the one requested to be issued) would exceed the Fronted LC Commitment; or (B) the Canadian Dollar Exchange Equivalent of the undrawn amount all Fronted Letters of Credit issued by such Fronting Lender (including the one requested to be issued) would exceed such Fronting Lender’s Individual Fronted LC Commitment.

(j)

Each Fronting Lender will exercise and give the same care and attention to each Fronted Letter of Credit issued by it hereunder as it gives to its other letters of credit and similar obligations, and each Fronting Lender’s sole liability to each Lender shall be to promptly return to the Agent for the account of the Lenders, each Lender’s Rateable Portion of any payments made to such Fronting Lender by the Borrower hereunder where the Borrower has made a payment to such Fronting Lender hereunder. Each Lender agrees that, in paying any drawing under a Fronted Letter of Credit, a Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any Person delivering any such document. No Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Lender for:

(i)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Majority Lenders;

(ii)	any action taken or omitted to be taken in connection with any Fronted Letter of Credit in the absence of gross negligence or wilful misconduct; or

(iii)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted Letter of Credit, or any other document contemplated thereby.

(k)	(i)

Effective on the date of issuance of each Fronted Letter of Credit issued by it, each Fronting Lender irrevocably agrees to grant and hereby grants to each Tranche A Lender, and each such Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the applicable Fronting Lender, on the terms and conditions hereinafter stated and for such Lender’s own account and risk, an undivided interest equal to such Lender’s Rateable Portion under Tranche A in such Fronting Lender’s obligations and rights under each Fronted Letter of Credit issued by such Fronting Lender and the amount of each draft paid by such Fronting Lender thereunder. Each such Lender unconditionally and irrevocably agrees with each Fronting Lender that, if an amount is paid under any Fronted Letter of Credit for which a Fronting Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Lender will pay upon demand to the Agent, for the account of the applicable Fronting Lender, an amount equal to such Lender’s Rateable Portion under Tranche A of such amount, or any part thereof, which is not so reimbursed. On the date that any assignee becomes a Lender under this Agreement in accordance with Section 20.2, participating interests in any outstanding Fronted Letter of Credit, held by the assignor Lender from which such assignee acquired its interest hereunder will be proportionately reallocated between such assignee and such assignor Lender. Each Lender hereby agrees that its obligation to participate in each Fronted Letter of Credit, and to pay or to reimburse the applicable Fronting Lender for its participating share of the amounts drawn or amounts otherwise paid thereunder, is absolute, irrevocable and unconditional and will not be affected by any circumstances whatsoever (including the occurrence or continuance of any Default or Event of Default), and that each such payment will be made without offset, abatement, withholding or other reduction whatsoever.

(ii)

If any amount required to be paid by any Lender to a Fronting Lender pursuant to clause (i) above in respect of any unreimbursed portion of any amount paid by a Fronting Lender under any Fronted Letter of Credit is paid to the applicable Fronting Lender within three Banking Days after the date such amount is due, such Lender will pay upon demand to the Agent, for the account of such Fronting Lender, an amount equal to the product of (A) such amount multiplied by (B) the rate of interest applicable to such amount incurred by such Fronting Lender during the period from and including the date such amount payable under any Fronted Letter of Credit should have been paid to but excluding the date it is paid by the Lender to the applicable Fronting Lender, multiplied by (C) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 365. If any such amount required to be paid by any Lender pursuant to clause (i) above is not in fact made available to the Agent, for the account of the applicable Fronting Lender, by such Lender within three Banking Days after the date such payment is due, the applicable Fronting Lender will be entitled to recover from such Lender, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Canadian Prime Rate Loans or U.S. Base Rate Loans hereunder, as the case may be, depending on the currency of such Fronted Letter of Credit. A certificate of a Fronting Lender submitted to any Lender with respect to any amounts owing under clause (i) above will be conclusive in the absence of manifest error.

(iii)

Whenever, at any time after a Fronting Lender has paid an amount under any Fronted Letter of Credit and has received from any Lender that Lender’s Rateable Portion under Tranche A of such payment in accordance with clause (i) above, such Fronting Lender receives any reimbursement on account of such unreimbursed portion, or any payment of interest on account thereof, such Fronting Lender will pay to the Agent, for the account of such Lender that Lender’s Rateable Portion under Tranche A thereof; provided, however, that in the event that any such a payment received by a Fronting Lender is required to be returned by such Fronting Lender, such Lender will return to the Agent for the account of such Fronting Lender the portion thereof previously distributed to it.

The foregoing provisions shall apply irrespective of whether any condition precedent to an Advance has been specified, whether any Default or Event of Default has occurred or is continuing or whether any acceleration or any enforcement action (including any termination of the Commitment Amount) has occurred or commenced under the Documents or otherwise or whether the Termination Date under any Tranche has occurred. The Borrower and the Lenders acknowledge that the foregoing arrangements are to be settled by the Lenders among themselves, and the Borrower consents to the foregoing arrangements among such Lenders.

(l)

No LC Issuer shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) appearing on its face to be in compliance with the terms and conditions of the Letter of Credit.

(m)

Each Letter of Credit, except as specifically provided therein, and subject to any provision hereof to the contrary, will be subject to the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance or renewal of such Letter of Credit.

(n)

For the purpose of calculating the Aggregate Principal Amount and for any other relevant provision of this Agreement, the amount of Accommodation constituted by any Letter of Credit at any time will be the maximum amount which the LC Issuer may in all circumstances be required to pay pursuant to the terms thereof at such time.

11.2	Records.

The Agent and, in the case of a Fronted Letter of Credit, the applicable Fronting Lender shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Lender’s share of such amount and showing for each Letter of Credit issued hereunder:

(a)	the dates issuance and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Agent and, in the case of Fronted Letters of Credit, the applicable Fronting Lender, shall make copies of such records available to the Borrower or any Lender upon its request.

11.3	Certain Notices to the Agent with Respect to Letters of Credit.

(a)	Each Notice of Borrowing in respect of a Letter of Credit shall be delivered in accordance with Section 6.2(c) and, in the case of a Fronted Letter of Credit, shall specify the Fronting Lender.

(b)	If the Agent receives a Notice of Borrowing requesting the issuance of a Fronted Letter of Credit, the Agent shall forthwith forward such Notice of Borrowing to the applicable Fronting Lender.

(c)

Each Fronting Lender (if other than the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Fronted Letter of Credit issued by such Fronting Lender pursuant hereto.

ARTICLE 12

INCREASED COSTS

12.1	Changes in Law.

(a)	If, after the date hereof, due to either:

(i)

the introduction of, or any change in, or in the interpretation of any Law, whether having the force of law or not, resulting in the imposition or increase of reserves, deposits or similar requirements by any central bank or other Administrative Body charged with the administration thereof; or

(ii)	the compliance with any guideline or request from any central bank or other Administrative Body which a Lender, acting reasonably, determines that it is required to comply with,

there will be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining the Credit Facility, or there will be any reduction in the effective return to such Lender thereunder, then, subject to Section 12.1(b), the Borrower will, within 5 Banking Days after being notified by such Lender of such event, pay to such Lender quarterly in arrears, that amount (the “Additional Compensation”) which such Lender, acting reasonably, determines will compensate it, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender.

(b)

If Additional Compensation is payable pursuant to Section 12.1(a), the Borrower will have the option to prepay any amount of the Credit Facility owed to the Lender entitled to receive the Additional Compensation, subject always to Sections 9.2 and 10.6, without obligation to make a corresponding prepayment to any other Lender. If the Additional Compensation relates to outstanding Bankers’ Acceptances under the Credit Facility, such Lender may require the Borrower to deposit in an interest bearing cash collateral account with such Lender such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers’ Acceptances in accordance with the arrangements set out in Section 10.6.

(c)

Notwithstanding anything contained in this Section 12.1, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority) (collectively, the “New Rules”) shall, in each case, be deemed a “change in Law” under Section 12.1(a)(i) regardless of the date enacted, adopted or issued but only to the extent (i) applicable to a Lender claiming Additional Compensation, (ii) materially different from that in effect on the date hereof, and (iii) such New Rules have general application to substantially all banks and their affiliates within the jurisdiction in which the Lender operates.

12.2	Changes in Circumstances.

Notwithstanding anything to the contrary herein or in any of the other Documents, if on any date a Lender determines in good faith, which determination will be conclusive and binding on the Parties, and provided notice is given to the other Lenders and to the Borrower that its ability to maintain, or continue to offer any Accommodation has become unlawful or impossible due to:

(a)	any change in applicable Laws, or in the interpretation or administration thereof by authorities having jurisdiction in the matter;

(b)	any material adverse change in or the termination of the London Interbank Eurodollar Market for Eurodollars; or

(c)	the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then in any such case, the Borrower will forthwith repay to such Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Accommodation, including any expenses resulting from the early termination of any LIBOR Period relating thereto in accordance with Section 9.2, without any obligation to make a corresponding prepayment to any other Lender. The Borrower may utilize other forms of Accommodations not so affected in order to make any required repayment and after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other Accommodation upon complying with applicable requirements thereof.

12.3	Application of Sections 12.1 and 12.2.

If a Lender exercises its discretion under either Section 12.1 or 12.2, then concurrently with a notice from such Lender to the Lenders and the Borrower requiring compliance with the applicable Section, such Lender will provide the Borrower (with a copy to the Lenders) with a certificate in reasonable detail outlining the particulars giving rise to such notice, confirming that its actions are consistent with actions concurrently taken by such Lender with respect to similar type provisions affecting other borrowers of such Lender in comparable circumstances and certifying (with reasonable supporting detail) the increased costs, if any, payable by the Borrower thereunder, which will be prima facie proof thereof and binding on the Parties.

12.4	Limitations on Additional Compensation.

Sections 12.1 and 12.2 will not apply to a Lender with respect to any event, circumstance or change of the nature and kind of which such Lender had actual knowledge on the Closing

Date. A Lender will not be entitled to Additional Compensation to the extent such increase in costs or reduction in return is reflected in or recovered by an increase in the interest or other amounts payable hereunder (other than pursuant to Section 12.1) or relates to any period which is more than three months prior to such Lender becoming aware such Additional Compensation was owing or if such Lender is not generally collecting amounts which are the equivalent to Additional Compensation from other borrowers in similar circumstances to the Borrower where it is contractually entitled to do so.

12.5	Taxes.

All payments to be made by the Borrower and the other Loan Parties pursuant to the Documents are to be made without set-off, deduction, compensation or counterclaim and free and clear of and without deduction for or on account of any Tax (which for greater certainty does not include Taxes on the overall income of a Lender). If any such Tax is deducted or withheld from any payments under the Documents, the Borrower and the other Loan Parties shall promptly remit to the Agent for the Lenders benefit in the currency in which such payment was made, the equivalent of the amount of Tax so deducted or withheld together with the relevant receipt addressed to the Agent. If the Borrower or any other Loan Party is prevented by operation of Law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Documents will be increased to such rates as are necessary to yield and remit to the Lenders the principal sum advanced or made available together with interest at the rates specified in the Documents after provision for payment of such Tax. The Borrower agrees to indemnify the Agent and each Lender for (i) the full amount of Taxes of any relevant taxing jurisdiction on amounts payable under this Section 12.5 paid by the Agent and such Lender, and (ii) any reasonable expenses arising therefrom or with respect thereto, in each case whether or not such Taxes were correctly or legally imposed or asserted by the relevant taxing jurisdiction; provided the Agent or a Lender, as the case may be, provides the Borrower with a written statement thereof setting forth in reasonable detail the basis and calculation of such amounts. Payment under this Section 12.5 shall be made within thirty (30) days after the date such Lender or the Agent makes a written demand therefor. Notwithstanding anything herein to the contrary, the Borrower shall not be required pursuant to this Section 12.5 to pay any additional amount to, or to indemnify, any Lender or the Agent, as the case may be, the extent that such Lender or the Agent becomes subject to Taxes subsequent to the Closing Date (or, if later, the date such Lender or the Agent becomes a party to this Agreement) as a result of a change in the place of organization or residence of such Lender or the Agent, a change in the lending office of such Lender, or a change in the principal office of such Lender or the Agent, except to the extent that such Lender or the Agent was entitled, at the time of the change in place of organization, residence or the change in its lending office, to receive additional amounts from the Borrowers pursuant to this Section 12.5 (and provided, that nothing in this Section 12.5 shall be construed as relieving the Borrower from any obligation to make such payments or indemnification in the event of a change in applicable Law).

ARTICLE 13

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

13.1	Representations and Warranties.

The Borrower hereby represents and warrants to the Lenders as of the Closing Date that:

(a)

Incorporation, Organization and Power.  Each of the Penn West Parties, other than the Partnership Parties, has been duly incorporated or amalgamated, as applicable, and is validly existing under the Laws of Alberta and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it makes such registration necessary, and it has full corporate power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted. Each of the Partnership Parties has been duly organized as a general partnership or a limited partnership, as applicable, and is validly existing under the Laws of Alberta and is duly registered to carry on business in each jurisdiction in Canada in which the nature of any material business carried on by it or the character of any property owned or leased by it make such registration necessary, and it has full power and capacity to enter into and perform its obligations under the Documents to which it is a party, and to carry on its business as currently conducted.

(b)

Authorization and Status of Agreements.    Each Document has been duly authorized, executed and delivered by the Loan Party that is a party thereto and the execution and delivery thereof and the performance of its obligations thereunder does not conflict with or contravene or constitute a default or create an encumbrance, other than a Permitted Encumbrance, under:

(i)	the constating documents or by-laws of, or any resolution of the directors, the trustee or partners, as the case may be, of any Loan Party;

(ii)	any material agreement or document to which any Loan Party is a party or by which any Loan Party’s property is bound; or

(iii)	any applicable Law.

(c)

Enforceability.    Each of the Documents to which a Loan Party is a party constitutes legal, valid and binding obligations of such party and is enforceable against it in accordance with the terms thereof, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar statutes affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d)

Litigation.  Other than as previously disclosed in writing to the Agent, there are no actions, suits or proceedings at Law or before or by any Administrative Body existing or pending, or to the Borrower’s knowledge threatened, to which any of the Penn West Parties is, or to the Borrower’s knowledge is pending or threatened to be made, a party, the result of which could reasonably be expected, if successful against such party, to have a Material Adverse Effect.

(e)

Environmental Laws.    Each of the Penn West Parties has (i) obtained all permits, licenses and other authorizations which are required under Environmental Laws; and (ii) is in full compliance with Environmental Laws and with the terms and conditions of all such permits, licenses and authorizations; all except to the extent that failure to so obtain or so comply could not reasonably be expected to have a Material Adverse Effect.

(f)	Environmental Condition of Property. The property or any part thereof owned, operated or controlled by any of the Penn West Parties:

(i)

(A) other than as previously disclosed in writing to the Agent, is not, to the knowledge of the Borrower, the subject of any outstanding claim, charge or order from an Administrative Body alleging violation of Environmental Laws which would reasonably be expected to have a Material Adverse Effect; or (B) if subject to any such claim, charge or order, the Borrower is taking or causing to be taken, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing the Penn West Parties, as applicable, to contest the validity thereof; and

(ii)

complies, with respect to each of its use and operation, in all respects with Environmental Laws and with the terms and conditions of all permits, licenses and other authorizations which are required to be obtained by each of them under applicable Environmental Laws, except to the extent that failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(g)

Title to Properties.  Each of the Penn West Parties has good and valid title to its properties, subject only to Permitted Encumbrances and to minor defects of title which in the aggregate do not materially affect the rights of ownership therein taken as a whole among all Penn West Parties.

(h)

Operation of Properties.  To the best of the Borrower’s knowledge, information and belief, after due enquiry, all of the oil, gas and other wells of the Penn West Parties have been drilled, completed, shut-in and abandoned (and they have abandoned such wells if they were required by applicable Law to have been abandoned), and all property owned or operated by the Penn West Parties has been and will continue to be owned, operated and maintained, as the case may be, in a good and workmanlike manner in accordance with sound industry practice and in accordance with all applicable Laws, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(i)

No Adverse Change.    The audited consolidated financial statements of the Borrower for its most recent fiscal year end provided to the Lenders were prepared in accordance with GAAP and such financial statements present fairly in all material respects the Borrower’s consolidated financial position as at the date thereof and since that date there has been no occurrence of any event or circumstance which could reasonably be expected to have a Material Adverse Effect, other than as previously disclosed in writing to the Agent.

(j)

Information.  All factual information heretofore or contemporaneously furnished by or on behalf of the Penn West Parties to the Agent in connection with the Credit Facility or the Penn West Parties was, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and, in all other cases, true and accurate in all material respects at the time given and the Borrower is not aware of any omission of any material fact which renders such factual information incomplete or misleading in any material way at the time given.

(k)	No Breach of Orders, Licences or Statutes. None of the Penn West Parties is in breach of:

(i)	any order, approval or mandatory requirement or directive of any Administrative Body;

(ii)	any governmental licence or permit; or

(iii)	any applicable Law,

the breach of which could reasonably be expected to have a Material Adverse Effect.

(l)	No Default. No Default or Event of Default has occurred and is continuing.

(m)

Approvals.      All regulatory authorizations, consents, approvals, permits and licenses necessary for each of the Penn West Parties to carry on their respective business, as currently carried on, and all authorizations, consents and approvals necessary for each of them to enter into the Documents and perform their respective obligations thereunder have, in each case, been obtained and are in good standing, except to the extent that failure to so obtain could not reasonably be expected to have a Material Adverse Effect.

(n)

Subsidiaries.  As of the Closing Date, (i) the only Subsidiaries of the Borrower are set forth in Schedule F and all of the issued shares or partnership interests of such Subsidiaries have been validly issued, are outstanding as fully paid and non assessable securities and are, directly or indirectly, owned by the Borrower as set forth in Schedule F, and (ii) the legal name, the jurisdiction of formation and its designation as a Restricted Subsidiary (including whether it is a Material Restricted Subsidiary) or a Non-Restricted Subsidiary of each of the Borrower’s Subsidiaries is as set out in Schedule F.

(o)	Pension. Each Penn West Party has in all respects complied with the contractual provisions and applicable Laws relating to each Pension Plan to which it is a party or by which it is otherwise bound, except to the extent failure to comply could not reasonably be expected to have a Material Adverse Effect. All amounts due and owing under any such Pension Plan have been paid in full, and to the knowledge of the Borrower, no deficiency exists (whether or not waived) under any such Pension Plan that could reasonably be expected to have a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur with respect to any Plan which could be reasonably expected to have a Material Adverse Effect. Since the most recent financial statement with respect to a Plan, there has been no change in the funding status of such Plan which could be reasonably expected to have a Material Adverse Effect. Neither any Penn West Party nor any ERISA Affiliate has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan which could be reasonably expected to have a Material Adverse Effect. Neither any Penn West Party nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or has been terminated, within the meaning of Title IV of ERISA, and no such Multiemployer Plan is reasonably expected to be in reorganization or to be terminated, within the meaning of Title IV of ERISA which could be reasonably expected to have a Material Adverse Effect.

(p)

Insurance.  Each Penn West Party has in full force and effect such policies of insurance in such amounts issued by such insurers of recognized standing covering the property of the Penn West Parties in accordance with prudent industry standards and Section 14.1(m).

(q)	Taxes. Except for circumstances which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect:

(i)	all tax returns required to be filed by the Penn West Parties in any jurisdiction have been filed;

(ii)

all Taxes upon the Penn West Parties or any of their property, which are due and payable, have been paid on a timely basis or within appropriate extension periods or are being contested in good faith by appropriate proceedings (and in respect of which adequate provision has been made on its books);

(iii)

the Penn West Parties have collected, deducted, withheld and remitted to the proper taxing authorities when due all Taxes, worker’s compensation assessments, employment insurance assessments and other similar amounts required to be collected, deducted, withheld and remitted; and

(iv)

as at the Closing Date, the Borrower does not know of any proposed additional tax assessments against them for which adequate provision has not been made on their books which have a reasonable likelihood of being adversely determined.

(r)

Pari Passu Ranking.    The Indebtedness of the Loan Parties under this Agreement, each other Document and any Hedging Agreements entered into with a Hedge Provider rank at least pari passu in right of payment with all of their other senior unsecured and unsubordinated indebtedness which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Loan Parties, as applicable, under Hedging Agreements with counterparties which are not Hedge Providers.

13.2	Acknowledgement.

The Borrower acknowledges that the Lenders are relying upon the representations and warranties in this Article 13 in making the Credit Facility available to the Borrower and that each such representation and warranty (other than that made in Sections 13.1(n) and 13.1(q)(iv)) will be deemed to be restated in every respect effective on the date each and every Advance is made under the Credit Facility except for Advances which are Rollovers or Conversions in which case only Section 13.1(l) will be deemed to be restated.

13.3	Survival and Inclusion.

The representations and warranties in this Article 13 shall survive until all Indebtedness of the Borrower hereunder has been repaid and this Agreement has been terminated. All statements, representations and warranties contained in any Compliance Certificate and the other Documents shall constitute statements, representations and warranties made by the Borrower to the Agent and the Lenders under this Agreement.

ARTICLE 14

COVENANTS OF THE BORROWER

14.1	Affirmative Covenants.

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)	Punctual Payment. The Borrower will pay or cause to be paid all Indebtedness and other amounts payable under the Documents punctually when due.

(b)

Legal Existence.  Except as permitted by Section 17.1 and as otherwise permitted hereunder, the Borrower will do or will cause to be done all things necessary to preserve and keep in full force and effect the Borrower’s and each other Penn West Parties’ legal existence in good standing under the Laws of its governing jurisdiction.

(c)

Notice of Default.  The Borrower will notify the Agent of the occurrence of any Default or Event of Default forthwith upon becoming aware thereof and specify in such notice the nature of the event and the steps taken or proposed to be taken to remedy the same.

(d)

Notice of Legal Proceedings.    The Borrower will, forthwith upon becoming aware thereof, notify the Agent of the commencement of any legal or administrative proceedings against any Penn West Party which, if adversely determined against the applicable Penn West Party, could reasonably be expected to have a Material Adverse Effect.

(e)

Notice of Environmental Damage.      The Borrower will, forthwith upon becoming aware thereof, notify the Agent of the discovery of any Contaminant or of any Release of a Contaminant into the Environment from or upon the land or property owned, operated or controlled by any of the Penn West Parties which could reasonably be expected to have a Material Adverse Effect.

(f)

Compliance with Law.  The Borrower will, and will cause each other Penn West Party to, comply with all applicable Laws, including Environmental Laws, except to the extent that the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(g)

Quarterly Compliance Certificate.  Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a Compliance Certificate.

(h)

Financial Statements.    Within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower and within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Borrower’s quarterly unaudited consolidated financial statements and with respect to its fiscal year end, its annual audited consolidated financial statements; provided that the requirement to deliver the foregoing financial statements may be satisfied by posting such financial statements or other information on www.SEDAR.com or on a website, as applicable, within the time periods referred to above and forthwith advising the Agent that such financial statements and other information have been so posted and the details of any website on which the same have been posted.

(i)	Performance. The Borrower will, and will cause each other Penn West Party to, observe the terms of and perform its obligations under each of the Documents to which it is a party.

(j)

Inspection of Property; Books and Records; Discussions.  The Borrower will, and will cause each other Penn West Party to, maintain books and records of account in accordance with GAAP and all applicable Laws; and permit representatives of the Agent no more than once a year while no Default or Event of Default exists (at the Lenders’ expense) and at any time while a Default or Event of Default exists (at the Borrower’s expense), subject to the Borrower’s health and safety requirements, to visit and inspect any property of any Penn West Party, including with respect to environmental matters related thereto, and to examine and make abstracts from any books and records of any Penn West Party at any reasonable time during normal business hours and upon reasonable request and notice and to discuss the business, property, condition (financial or otherwise) and prospects of any Penn West Party with their senior officers and (in the presence of such representatives, if any, as it may designate) with its auditors.

(k)

Operation of Properties.  The Borrower will, and will cause each other Penn West Party to, manage, maintain and operate their respective property, or, if it is not the operator, use reasonable efforts to ensure that such property is managed, maintained and operated, in accordance with (i) sound industry practice and (ii) all applicable Laws, except, in any case, to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(l)

Performance of Leases.  The Borrower will, and will cause each other Penn West Party to, perform or cause to be performed all obligations under all leases relating to its property, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases in good standing in all material respects, provided that this covenant will not restrict their right to surrender leases which are uneconomic to maintain.

(m)

Insurance.  The Borrower will maintain or cause to be maintained with insurers of recognized standing adequate insurance (including deductibles which are customary and prudent for the industry) in respect of the property of the Penn West Parties, including all wellhead equipment and other plant and equipment according to prudent industry standards, and will provide the Agent with copies of all insurance policies relating thereto if so requested.

(n)

Pensions.  Except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) maintain the registered status of each Plan, Multiemployer Plan and Pension Plan and all other applicable Laws which require registration, (ii) pay or cause to be paid all material obligations of each Penn West Party (including fiduciary, funding, investment and administration obligations) required to be performed in connection with each Plan, Multiemployer Plan and Pension Plan in a timely fashion, (iii) properly withhold all employee contributions to each Plan, Multiemployer Plan and Pension Plan by way of authorized payroll deduction or otherwise and pay into those plans in a timely manner, and (iv) cause all material reports and disclosures relating to each Plan, Multiemployer Plan, and Pension Plan required by those plans and any applicable Laws to be filed or distributed in a timely manner.

(o)

Information.    The Borrower will promptly provide (or provide access to) any other documentation and information relating to the Penn West Parties and their respective properties (including related to compliance with ERISA) as the Agent on behalf of the Lenders may reasonably request subject to any contractual restrictions regarding confidentiality, provided that the Borrower shall use reasonable commercial efforts to overcome such restrictions.

(p)

Payment of Taxes.    The Borrower will, and will cause each other Penn West Party to, file all tax returns which are required to be filed and pay all Taxes (including interest and penalties) which are due and payable, unless such payment is being disputed in good faith, and the applicable Penn West Party has made all appropriate provision in respect thereof in accordance with GAAP, except, in either case, to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(q)

Remittances.  The Borrower will, and will cause each other Penn West Party to, make all of the remittances required to be made by each Penn West Party to the applicable federal, provincial, municipal or state governments and keep such remittances up to date, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

(r)	Partnership. The partners in the Partnership Parties that are not Operating JV Development Entities will consist only of the Borrower and one or more Restricted Subsidiaries.

(s)

Wholly-Owned Status.  The Borrower and the Restricted Subsidiaries that are not Operating JV Development Entities will be direct or indirect wholly-owned Subsidiaries of the Borrower, provided that any direct or indirect Subsidiary of the Borrower that owns any Voting Securities of an Operating JV Development Entity which is a Restricted JV Development Entity will be a Restricted Subsidiary.

(t)

Guarantee Joinders.    Within 10 Banking Days of a Subsidiary (other than an Operating JV Development Entity) becoming a Material Restricted Subsidiary (or concurrently with a Subsidiary (other than an Operating JV Development Entity) becoming a Material Restricted Subsidiary in accordance with a reorganization under Section 17.1 or as otherwise permitted hereunder), the Borrower will cause such Material Restricted Subsidiary to execute and deliver in favour of the Agent a Guarantee Joinder together with a certificate of a senior officer of such Material Restricted Subsidiary confirming that all authorizations and actions have been taken by such Material Restricted Subsidiary to authorize, execute and deliver the Guarantee Joinder and that such Material Restricted Subsidiary is at the time of granting of the Guarantee Joinder a direct or indirect wholly-owned Subsidiary of the Borrower. The Borrower will also deliver or cause to be delivered such other documentation pertained thereto, including legal opinions of Borrower’s Counsel, all in form and content acceptable to the Agent, acting reasonably.

(u)

Pari Passu Ranking.  The Borrower will, and will cause each Penn West Party to, ensure that all Indebtedness of the Loan Parties under the Documents and under any Hedging Agreements with Hedge Providers ranks at least pari passu with all other senior, unsecured Indebtedness of the Loan Parties including, for certainty, unsecured and unsubordinated indebtedness of the Loan Parties with counterparties which are not Hedge Providers.

(v)	Ownership of Assets. The Borrower will ensure at all times that the Borrower and the Restricted Subsidiaries directly own not less than 90% of the Consolidated Tangible Assets.

(w)

Further Notices. The Borrower will forthwith notify the Agent of (i) the incurrence by any Penn West Party of any Subordinated Debt upon incurrence thereof; (ii) any Penn West Party having a corporate or long term debt rating from any rating agency and any future change in any such rating; and (iii) any Material Adverse Effect.

14.2	Financial Covenants.

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)

the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed 3:1, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Borrower after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed 3.5:1;

(b)	the Consolidated Total Debt to EBITDA Ratio of the Borrower will not exceed 4:1; and

(c)

the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 50%, except that upon the consummation of a Material Acquisition and for a period extending to and including the end of the second full fiscal quarter of the Borrower after the completion of the applicable Material Acquisition, the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 55%, provided that, in the case of any Material Acquisition, (i) the Borrower would have continued to comply with the base level covenant threshold set out in paragraphs (a) and (c) of this Section 14.2 as though such Material Acquisition had not been made during such period, (ii) any Consolidated Total Debt incurred to finance such Material Acquisition had not been incurred and (iii) any Shareholders’ Equity issued in connection with such Material Acquisition had not been issued, and the Borrower provides evidence of such compliance in its Compliance Certificate relating to each applicable fiscal quarter.

14.3	Negative Covenants.

While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower:

(a)	Limitation on Liens. The Borrower will not, and will not permit the other Penn West Parties to, provide or permit a Security Interest to exist over its property, except for Permitted Encumbrances.

(b)	Limitation on Distributions. The Borrower will not, and will not permit the other Penn West Parties to:

(i)

make any Distribution or other payment to the Borrower or to the holders of Voting Securities of the Borrower if a Default or Event of Default has occurred and is continuing, except that (A) regularly scheduled cash distributions by the Penn West Parties (other than the Borrower) to the Borrower and (B) regularly scheduled monthly cash distributions by the Borrower to the holders of Voting Securities of the Borrower may in each case be made while a Default is subsisting but prior to an Event of Default occurring, provided in any such case, that no new Default or Event of Default could reasonably be expected to occur as a result of making such Distribution or other payment; or

(ii)

make any payment in respect of Subordinated Debt and Convertible Debentures during a Default or Event of Default or if such payment could reasonably be expected to cause a Default or Event of Default to occur.

(c)

Limitation on Hedging Agreements. The Borrower and the other Penn West Parties shall not enter into or maintain Hedging Agreements unless the same are entered into in accordance with the then applicable hedging policies approved by the board of directors of the Borrower or that are otherwise approved by the board of directors of the Borrower, provided that notwithstanding the foregoing, the Borrower and the other Penn West Parties may not enter into or maintain Hedging Agreements for speculative purposes.

(d)

Mergers, Amalgamations and Consolidations. The Borrower will not, and will not permit the other Penn West Parties to, merge, amalgamate or consolidate with another Person (other than the Borrower or wholly-owned Subsidiaries of the Borrower), except as otherwise permitted under Section 17.1.

(e)	Financial Assistance or Capital Contributions. The Borrower will not, and will not permit any other Penn West Party to:

(i)	provide any guarantee, loan or other financial assistance to any Person, other than to another Penn West Party; or

(ii)	make any contributions of capital or any other forms of equity investment in any Person that is not a Penn West Party;

which in aggregate exceeds $50,000,000; provided that, notwithstanding the foregoing, the Penn West Parties shall also be entitled to make:

(A)	Permitted JV Capital Contributions to JV Development Entities, and

(B)	contributions of capital to or any other forms of equity investments (“Non-Penn West Party Investments”) in any Person that is not a Penn West Party, provided that:

(I)	such Person carries on business in the oil and gas industry;

(II)	such contribution or investment is made in connection with a concurrent sale or other disposition to such Person of oil and gas properties of one or more of the Penn West Parties; and

(III)	the aggregate Non-Penn West Party Investment Amount at no time exceeds $750,000,000, in each case determined as of the date of such investment;

and further provided that the sum of the Permitted JV Capital Contributions described in paragraph (a)(i) of the definition of Permitted JV Capital Contributions and the aggregate Non-Penn West Party Investment Amount does not, at any time, exceed $1,500,000,000.

(f)

Transactions with Affiliates. The Borrower will not, and will not permit any Penn West Party to, except as specifically permitted hereunder, enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any of its shareholders, partners or with any Affiliate, or with any of its or their directors or officers, or enter into, assume or suffer to exist any employment, consulting or analogous agreement or arrangement with any such shareholder, partner or Affiliate or with any of its directors or officers, except a transaction or agreement or arrangement which is in the ordinary course of business of the applicable Penn West Party and which is upon fair and reasonable terms not less favourable to the applicable Penn West Party that it would obtain in comparable arms-length transaction; provided that such restriction will not apply to any transaction among the Penn West Parties.

(g)	Change in Business. The Borrower will not, and will not permit the other Penn West Parties to, make any material change in the nature of its business as carried on at the Closing Date.

(h)

Asset Dispositions. The Borrower will not, and will not permit the other Penn West Parties to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its properties or assets to any Person if such sale, exchange, lease, transfer or other disposition could reasonably be expected to have a Material Adverse Effect.

(i)

Restricted Subsidiary Debt. The Borrower will not permit the Restricted Subsidiaries who are not Material Restricted Subsidiaries and party to the Guarantee Agreement to incur, assume or otherwise become liable for Consolidated Total Debt which in aggregate exceeds $100,000,000; provided that in respect of any such amount attributable to an Operating JV Development Entity which is a Restricted JV Development Entity, the full amount of such debt will be counted in determining compliance with this covenant irrespective of whether or not only a proportionate amount thereof may be attributable to the Borrower’s balance sheet on a consolidated basis under GAAP.

(j)

JV Development Entity Indebtedness. The Borrower will not permit the JV Development Entities which are not Restricted JV Development Entities to incur, assume or otherwise become liable for any Indebtedness which would form part of Consolidated Total Debt, other than any such Indebtedness assumed or incurred for working capital purposes of any such JV Development Entity (“JV Working Capital Debt”) provided that the aggregate principal amount of all JV Working Capital Debt of all JV Development Entities which are not Restricted JV Development Entities does not at any time exceed $50,000,000 (and provided that the entire amount of such Indebtedness will be counted in determining compliance with this covenant irrespective of whether or not only a proportionate amount thereof may be attributable to the Borrower’s balance sheet on a consolidated basis under GAAP).

ARTICLE 15

DESIGNATION OF RESTRICTED SUBSIDIARIES

15.1	Designation of Non-Restricted/Restricted Subsidiaries.

(a)	The Borrower from time to time, by notice to the Agent in the form of Schedule H, shall be entitled to designate (and re-designate) that either:

(i)	a Restricted Subsidiary will be a Non-Restricted Subsidiary; or

(ii)	a Non-Restricted Subsidiary will be a Restricted Subsidiary,

provided that, the Borrower will not be entitled to designate a Restricted Subsidiary to be a Non-Restricted Subsidiary if:

(iii)

a Default or an Event of Default has occurred and is continuing unless the exercise of the Borrower’s discretion under paragraph (i) or (ii) above would cause such Default or Event of Default to be cured; or

(iv)	a Default or an Event of Default would result from or exist immediately after such a designation.

(b)

If the Borrower designates a Material Restricted Subsidiary to either no longer be a Material Restricted Subsidiary or to be a Non-Restricted Subsidiary as set out in clause (a) above, such Material Restricted Subsidiary shall be released from its obligations under the Guarantee Agreement by the Agent upon written request by the Borrower if such request is accompanied by an officer’s certificate of a senior officer of the Borrower certifying that no Default or Event of Default has occurred and is continuing at the time of such designation or would result from such designation, including pursuant to Section 14.1(v).

(c)

As at the Closing Date, the Restricted Subsidiaries, Material Restricted Subsidiaries and Non-Restricted Subsidiaries are as set out in Schedule F. Unless otherwise designated in accordance with Section 15.1(a), all Subsidiaries of the Borrower will be deemed to be Restricted Subsidiaries.

ARTICLE 16

INDEMNITIES OF BORROWER

16.1	Indemnity of Borrower.

The Borrower hereby indemnifies and holds harmless each of the Agent and the Lenders, including their respective directors, officers, shareholders, employees, consultants and agents (collectively the “Indemnified Parties”), for any costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable costs or expenses of defending or denying the same and including the reasonable costs or expenses of preparing any environmental assessment report or other such reports) suffered or incurred by an Indemnified Party (collectively a “Claim”), by reason of being a Lender or the Agent under this Agreement, including:

(a)	the Release of any Contaminant into the Environment; and

(b)	the remedial action, if any, required to be taken by the Agent or the Lenders in respect of any such Release,

except in such cases where and to the extent that any such Claim arises from the gross negligence or wilful misconduct of such Indemnified Party. This indemnity will survive repayment or cancellation of the Credit Facility or any part thereof, including any termination of the other provisions of this Agreement. Other than for costs and expenses incurred by the Indemnified Parties for investigating, defending or denying a Claim or preparing any necessary environmental assessment report or other reports in connection with any Claim (the reasonable costs thereof to be paid forthwith by the Borrower on demand therefore), the Indemnified Parties will not request indemnification from the Borrower unless an Indemnified Party is required by Law, based on the advice of such Indemnified Party’s counsel, to honour a Claim or any part thereof. The Indemnified Parties will be entitled, but not obligated, to negotiate any settlement of a Claim in consultation with the Borrower, and any such settlement will be binding on the Parties.

16.2	General Indemnity.

In addition to any liability of the Borrower to the Lenders under any other provision hereof, the Borrower will and does hereby indemnify each of the Indemnified Parties and holds each of the Indemnified Parties harmless against any Claims (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client full indemnity basis) incurred by the same as a result of or in connection with: (a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Advance as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (b) subject to permitted or deemed Rollovers and Conversions, the Borrower’s failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers’ Acceptance on its maturity date; (c) the Borrower’s failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods; (d) the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance; (e) the Borrower’s repayment or prepayment of a LIBOR Based Loan otherwise than on the last day of its LIBOR Period; (f) the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder; (g) the failure of the Borrower or any other Penn West Party to make any other payment due hereunder or under any of the other Documents; (h) any inaccuracy of the Borrower’s or any other Penn West Party’s representations and warranties contained in any Document; (i) any failure of the Borrower or any other Penn West Party to observe or fulfil its covenants under any Document; (j) the occurrence of any Default or Event of Default; or (k) the use of the proceeds of the Credit Facility; provided that this Section 16.2 will not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of such Indemnified Party. The provisions of this Section 16.2 shall survive repayment of the Indebtedness of the Penn West Parties under the Documents.

16.3	Right to Defend.

The Borrower will have the right, through the appointment of counsel, to participate in and/or control any action, suit or proceeding for which it is liable as an indemnitor under Section 16.1 or 16.2; provided that:

(a)

the Borrower will not have the right to participate in or control such action, suit or proceeding if it involves potential imposition of criminal liability upon the Indemnified Party or a conflict of interest between the Borrower and the Indemnified Party; and

(b)

the Indemnified Party, at the Borrower’s expense, will have the right to retain its own counsel in the event of inconsistent defences, conflicts of interest, the Borrower not assuming the defence of the action within a reasonable period of time or there being defences available to the Indemnified Party which are different from or in addition to those available to the Borrower, and such participation by the Indemnified Party in defence will not release the Borrower from any liability that it may have to such Indemnified Party.

ARTICLE 17

REORGANIZATION

17.1	Successor Entity.

The Borrower will not, and it will not permit any Penn West Party to, enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Borrower or of such Penn West Party would become the property of any other Person (a “successor entity”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (other than any such transaction solely among the Penn West Parties) unless:

(a)	such transaction takes place in accordance with the applicable Laws;

(b)

prior to or contemporaneously with the consummation of such transaction, such Penn West Party, and the successor entity, as applicable, shall have executed such instruments and done such things as in the opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor entity shall have assumed all the covenants and obligations of such Penn West Party under the Documents to which it is a party;

(ii)

the Documents, as applicable, shall be a valid and binding obligation of the successor entity entitling the Agent and the Lenders, as against the successor entity, to exercise all their rights thereunder;

(iii)

the rights and benefits afforded or intended to be afforded the Agent and the Lenders under the Documents to which such Penn West Party is a party are not adversely affected in any material respect; and

(iv)	legal opinions satisfactory to the Agent confirming the matters set forth in Sections 17.1(b)(i) and (ii) above are provided by Borrower’s Counsel;

(c)	no Default or Event of Default is subsisting or would occur after giving effect to such transaction; and

(d)

the Lenders, acting reasonably, are satisfied with the creditworthiness of the successor entity, provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the successor entity or, where the successor entity remains a Restricted Subsidiary or the Borrower, if the senior unsecured long term debt of the successor entity or the Borrower, is rated equal to or above Investment Grade immediately prior to the effective date of the transaction and the Lenders have received satisfactory evidence that the applicable rating agencies have concluded that such rating will be equal to or above Investment Grade after giving effect to the transaction.

ARTICLE 18

EVENTS OF DEFAULT

18.1	Event of Default.

Each of the following events will constitute an Event of Default:

(a)

Failure to Pay. If the Borrower defaults in the due and punctual payment of any principal amounts owing under the Documents as and when the same becomes due and payable, whether at maturity or otherwise; or if the Borrower defaults in the payment of any interest, fees or other amounts owing under the Documents as and when the same become due and payable and such default continues for a period of 3 Banking Days.

(b)

Incorrect Representations. If any representation or warranty made by any Penn West Party in any Document proves to have been incorrect when so made or deemed to have been repeated as herein provided and the underlying facts, if capable of being remedied such that the representation or warranty if made at such time would be correct, are not so remedied within 30 days after notice of such incorrectness is given to the Borrower by the Agent (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts).

(c)	Breach of Financial Covenants. If there is a breach in the performance or observance of any of the covenants or agreements in Section 14.2 or Section 14.3(h).

(d)

Breach of Covenants. Except for an Event of Default set out elsewhere in this Section 18.1, if the Borrower or another Penn West Party defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Documents or any other agreement now or hereafter made by the Borrower or another Penn West Party with the Agent and the Lenders and such default continues for a period of 30 days after notice thereof being given to the Borrower by the Agent.

(e)

Insolvency. If a judgment, decree or order of a court of competent jurisdiction is entered against any of the Penn West Parties, (i) adjudging such party bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), Title 11 of the United States Code entitled “Bankruptcy”, or any other bankruptcy, insolvency or analogous Law, or (ii) appointing a receiver, trustee, liquidator, or other person with like powers, over all, or substantially all, of the property of such party, or (iii) ordering the involuntary winding up or liquidation of the affairs of such party, or (iv) if any receiver or other person with like powers is appointed over all, or substantially all, of the property of such party, unless such appointment is stayed and of no effect against the rights of the Lenders thereunder.

(f)

Winding Up. If, (i) except as permitted by Section 17.1, an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of any of the Penn West Parties, pursuant to applicable Laws, including the Business Corporations Act (Alberta), or (ii) if any of the Penn West Parties institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Law, or (iii) any of the Penn West Parties consents to the filing of any petition under any such Law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of such party’s property, or (iv) any of the Penn West Parties makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) any of the Penn West Parties takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)

Other Indebtedness. Any default shall have occurred and is continuing in respect of any Indebtedness of one or more Penn West Parties (other than Non-Recourse Debt or Indebtedness arising under the Credit Facility) which results in the acceleration of the payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness and if there is a grace period applicable thereto arising under contract or otherwise, such default continues beyond the expiry of such grace period or if any lender shall demand repayment of any Indebtedness owed to it by any Penn West Party which is repayable on demand, and the aggregate principal amount of all such Indebtedness is at least the Threshold Amount.

(h)

Final Judgments. A final judgment or judgments or any order is entered against one or more Penn West Parties (other than in respect of Non-Recourse Debt permitted hereunder) in an aggregate amount equal to or greater than the Threshold Amount, which remains unsatisfied or undischarged for a period of 30 days during which such judgment shall not be an appeal or execution thereof will not be effectively stayed.

(i)

Cessation of Business. Except as permitted by Section 17.1, any of the Penn West Parties ceases or proposes to cease carrying on business, or a substantial part thereof, or makes or threatens to make a bulk sale of its property.

(j)

Seizure of Property. The property of any one or more of the Penn West Parties (other than any such property which secures Non-Recourse Debt permitted hereunder) having a fair market value in excess of the Threshold Amount, in the aggregate, shall be seized (including by way of execution, attachment, garnishment or distraint) or any Security Interest thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of the Threshold Amount shall exist in respect of any one or more of the Penn West Parties or such property, or any sheriff, civil enforcement agent or other Person shall become lawfully entitled to seize or distrain upon any such property under the Civil Enforcement Act (Alberta), the Workers’ Compensation Act (Alberta), the Personal Property Security Act (Alberta) or any other applicable Laws whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, shall continue in effect and not released or discharged for more than 30 days.

(k)

Change of Control. If a Change of Control occurs which is not otherwise consented to by the Majority Lenders or if the Borrower or any other Penn West Party ceases to own and control all of the issued and outstanding Voting Securities or other shares of the Borrower.

(l)

Enforceability of Documents. If any material provision of any Document shall at any time cease to be in full force and effect, be declared to be void or voidable or shall be repudiated, or the validity or enforceability thereof shall at any time be contested by any Penn West Party.

(m)

Qualified Auditor Report. If the audited financial statements of the Borrower that are required to be delivered by the Borrower pursuant to Section 14.1(h) contain a qualification that is not acceptable to the Majority Lenders, acting reasonably, and within a period of 30 days after the delivery of such financial statements by the Borrower hereunder either (i) such qualification is not rectified or otherwise dealt with to the satisfaction of the Majority Lenders; or (ii) the Borrower has not delivered a plan to the Agent as to how the Borrower plans to rectify or otherwise deal with such qualification (such plan to include the time frame within which the Borrower proposes to rectify or otherwise deal with such qualification) and such plan is not satisfactory to the Majority Lenders, acting reasonably, and following delivery and acceptance of such plan, the Borrower fails to diligently pursue the same and rectify or otherwise deal with the qualification in accordance with the plan and within the proposed time frame.

18.2	Remedies.

Upon the occurrence of an Event of Default, the Agent may forthwith (on the direction of the Majority Lenders, or in the case of an Event of Default under Section 18.1(e) or 18.1(f) automatically) terminate any further obligation to make Advances and may declare all Indebtedness owing under the Credit Facility together with unpaid accrued interest thereon and any other amounts owing under the Documents, contingent or otherwise, to be immediately due and payable, whereupon the Borrower will be obligated without any further grace period to forthwith pay such amounts and the Agent and the Lenders, may exercise any and all rights, remedies, powers and privileges afforded by applicable Law (including any rights of set-off) or under any and all other instruments, documents and agreements made to assure payment and performance of the obligations of the Borrower under the Documents.

18.3	Adjustments.

Upon the occurrence and any time during the continuance of an Event of Default, adjustments shall be made among the Lenders as set forth in this Section 18.3. The Lenders shall make such adjusting payments amongst themselves in any manner as may be required to ensure their respective participations in outstanding Advances reflect their respective Rateable Portion including the following:

(a)

If any Swing Line Loans are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion, on behalf of the Borrower (which hereby irrevocably directs and authorizes the Swing Line Lender to make such request on its behalf), request that each Tranche A Lender, through the Agent, make a Canadian Prime Rate Loan or a U.S. Base Rate Loan (or a combination thereof) to the Borrower in an amount equal to the Lender’s Rateable Portion under Tranche A of the principal amount of such Swing Line Loan outstanding on the date such notice is given (the “Refunded Swing Line Loans”), provided that the provisions of this paragraph shall not affect the Borrower’s obligation to repay the Swing Line Loans to the extent they remain outstanding. Each Tranche A Lender will make the proceeds of any such Canadian Prime Rate Loan or U.S. Base Rate Loan available to the Swing Line Lender on the Banking Day next following the date such notice is given in immediately available funds. The proceeds of such Canadian Prime Rate Loan or such U.S. Base Rate Loan shall be applied by the Swing Line Lender to the payment in full of the Refunded Swing Line Loans.

(b)

If any Bankers’ Acceptances are outstanding as a Swing Line Loan, each Tranche A Lender agrees to indemnify and save harmless the Swing Line Lender, based on its Rateable Portion under Tranche A, from any liability the Swing Line Lender may incur or suffer with respect to the such outstanding Bankers’ Acceptance. On the maturity date thereof, the Swing Line Lender may in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, such Bankers’ Acceptance will be converted into a Syndicated Advance in the form of a Canadian Prime Rate Loan.

(c)

If any Swing Line Letters of Credit are outstanding, the Swing Line Lender may at any time in its sole and absolute discretion give written notice to the Agent that, as of the date such notice is given, the Swing Line Letters of Credit shall constitute Fronted Letters of Credit for all purposes of this Agreement, with the Swing Line Lender being the Fronting Lender with respect to the Fronted Letters of Credit which were previously Swing Line Letters of Credit.

(d)

If a Fronted Letter of Credit is drawn upon which results in a payment by a Fronting Lender thereunder (in this Section 18.3, an “LC Payment”), such Fronting Lender will promptly request the Agent on behalf of the Borrower (and for this purpose each Fronting Lender is irrevocably authorized by the Borrower to do so) for an Advance by way of a Canadian Prime Rate Loan or a U.S. Base Rate Loan, as applicable, from the Tranche A Lenders pursuant to Article 11 to reimburse such Fronting Lender for such LC Payment. The Lenders are irrevocably directed by the Borrower to make any Canadian Prime Rate Loan or U.S. Base Rate Loan, as applicable, if so requested by a Fronting Lender and pay the proceeds thereof directly to the Agent for the account of such Fronting Lender. Each Lender unconditionally agrees to pay to the Agent for the account of the applicable Fronting Lender such Lender’s Rateable Portion under Tranche A of each Advance requested by a Fronting Lender on behalf of the Borrower to repay LC Payments made by a Fronting Lender.

(e)

The obligations of each Tranche A Lender under this Section 18.3 are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this Agreement under all circumstances including:

(i)	any lack of validity or enforceability of the Borrower’s obligations under Section 3.10;

(ii)	the occurrence of any Default or Event of Default or the exercise of any rights by the Agent under Section 18.2; and

(iii)	the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by a Lender or the LC Issuer against the Borrower.

(f)           If a Tranche A Lender (a “Non-Paying Lender”) fails to make payment on the due date therefor of any amount due from it for the account of another Tranche A Lender or an LC Issuer pursuant to this Section 18.3 (the balance thereof for the time being unpaid being referred to in this Section 18.3 as an “overdue amount”), then, until such other Tranche A Lender or the LC Issuer has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of such other Tranche A Lender or the LC Issuer in respect of such failure):

(i)

such other Tranche A Lender or the LC Issuer shall be entitled to receive any payment which the Non-Paying Lender would otherwise have been entitled to receive in respect of the Credit Facility or otherwise in respect of any Document; and

(ii)

the overdue amount shall bear interest payable by the Non-Paying Lender to such other Tranche A Lender or the LC Issuer at the rate payable by the Borrower in respect of the obligations which gave rise to such overdue amount.

(g)

If for any reason an Advance may not be made pursuant to this Section 18.3 to reimburse the LC Issuer as contemplated thereby, then promptly upon receipt of notification of such fact from the Agent, each Tranche A Lender shall deliver to the Agent for the account of the LC Issuer in immediately available funds the purchase price for such Lender’s participation interest in the relevant unreimbursed LC Payments (including interest then accrued thereon and unpaid by the Borrower). Without duplication, each Tranche A Lender shall, upon demand by the LC Issuer made to the Agent, deliver to the Agent for the account of the LC Issuer interest on such Lender’s Rateable Portion under Tranche A from the date of payment by the LC Issuer of such unreimbursed LC Payments until the date of delivery of such funds to the LC Issuer by such Lender at a rate per annum equal to the one month CDOR Rate for such period. Such payment shall only, however, be made by the Lenders in the event and to the extent the LC Issuer has not been reimbursed in full by the Borrower for interest on the amount of such unreimbursed LC Payments.

(h)

Each LC Issuer shall, forthwith upon its receipt of any reimbursement (in whole or in part) by the Borrower for any unreimbursed LC Payments in relation to which other Lenders have purchased a participation interest pursuant to this Section 18.3, or of any other amount from the Borrower or any other Person in respect of such payment (other than pursuant to Section 3.10), transfer to such other Lender such other Lender’s Rateable Portion under Tranche A of such reimbursement or other amount. In the event that any receipt by the LC Issuer of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or is otherwise required to be returned, such Lender shall promptly return to the LC Issuer any portion thereof previously transferred to it by the LC Issuer, without interest to the extent that interest is not payable by the LC Issuer in connection therewith.

18.4	Waivers.

An Event of Default may only be waived by the Majority Lenders, other than an Event of Default set forth in Sections 18.1(e), (f) or (i), which may only be waived by all of the Lenders.

18.5	Set-off.

The Borrower agrees that, upon the occurrence of an Event of Default, in addition to and without limitation of any right of set-off, bankers’ lien, counterclaim or other right or remedy that the Agent and the Lenders may otherwise have, the Agent and each Lender will be entitled, at its option, to offset any and all balances and deposits held by it for the account of the Borrower at any of its offices or branches, in any currency, against any and all amounts owed by the Borrower to the Agent or such Lender hereunder (regardless of whether any such balances are then due or payable to the Borrower), including all claims of any nature or description arising out of or connected with this Agreement, including contingent obligations of the Lenders in respect of unmatured Bankers’ Acceptances, in which case the Agent or such Lender will promptly notify the Borrower thereof after the occurrence thereof; provided that the Agent’s or such Lender’s failure to give any such notice will not affect the validity thereof. Nothing contained in the Documents will require the Agent or a Lender to exercise any right, or will affect the right of the Agent or a Lender to exercise and retain the benefits of exercising any right, with respect to any Indebtedness or other obligation of the Borrower existing otherwise than pursuant to the Documents.

18.6	Application of Proceeds.

Except as otherwise agreed to by the Majority Lenders in their sole discretion and as otherwise expressly provided hereunder, all payments made by or on behalf of the Borrower under the Documents, after acceleration pursuant to Section 18.2, will be applied by the Agent in the following order:

(a)	in payment of any amounts due and payable by way of recoverable expenses;

(b)	in payment of any amounts by way of any fees (other than standby fees, stamping fees, Issuance Fees and Fronting Fees);

(c)	in payment of any amounts due and payable as and by way of interest or standby fees, stamping fees, Issuance Fees and Fronting Fees, including any interest on overdue amounts; and

(d)

in payment of the Aggregate Principal Amount under each Tranche of the Credit Facility and all other amounts under the Documents and the obligations of the Penn West Parties under any Hedging Agreement with a Hedge Provider to the extent crystallized at such time on a pro rata basis.

ARTICLE 19

CONFIDENTIALITY

19.1	Non-Disclosure.

All information received by the Agent and the Lenders from or in respect of any Penn West Party the confidential nature of which is made known or ought to have been known to the Party receiving such information, including any information relating to a Hostile Acquisition, other than information that is required to be disclosed by applicable Law (including, for certainty, information required to be disclosed in connection with any legal proceedings, including proceedings relating to the Documents) or to any Administrative Body of competent jurisdiction, including any central bank or other banking regulatory authority and any official bank examiners or regulators, will be held by the Parties in the strictest confidence and will not be disclosed to any Person, except as provided in Sections 19.2 and 19.3.

19.2	Exceptions.

Section 19.1 does not apply to confidential information:

(a)	of a Party where that Party consents to its disclosure;

(b)	which becomes part of the public domain without breach of Section 19.1;

(c)	received from a third party without restriction on further disclosure and without breach of Section 19.1; or

(d)	developed independently without breach of Section 19.1.

19.3	Permitted Disclosures by Agent and Lenders.

Confidential information received by the Agent or a Lender may be disclosed to the Agent or any other Lender, any Affiliate thereof (including a Hedge Provider), any Participant, any financial institution which desires to become a Lender hereunder or any actual or prospective counterparty to any securitization, swap or derivative transaction relating to the Penn West Parties (provided that, in the case of any Participant, prospective lender or actual or prospective counterparty, such Person agrees in writing in favour of the Borrower to be under a like duty of confidentiality to that contained in this Article 19) and to their respective employees, auditors, accountants, legal counsel, geologists, engineers and other consultants and financial advisors retained by the Agent, such Lender, such Affiliate or such other Persons on a need to know basis.

19.4	Survival.

The obligations of the Parties under this Article 19 will survive the termination of this Agreement.

ARTICLE 20

ASSIGNMENT

20.1	Assignment of Interests.

Except as expressly permitted under this Article 20 and subject to Article 17, this Agreement and the rights and obligations hereunder will not be assignable, in whole or in part, by the Borrower without the prior consent of all of the Lenders.

20.2	Assignment by the Lenders.

Each Lender will have the right to sell or assign, in minimum portions of $[Redacted], such Lender’s Individual Commitment Amount under either Tranche to one or more financial institutions with the consent of the Agent, the Swing Line Lender and each Fronting Lender and, if no Event of Default has occurred and is continuing, the consent of the Borrower, each such consent not to be unreasonably withheld or delayed, and further provided that at and after the time of the assignment, the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount (other than the Discount Rate for Bankers’ Acceptances) than it would have been obliged to pay if the Lender had not made an assignment and provided further, that each remaining Lender will at all times maintain an Individual Commitment Amount under each Tranche in an aggregate principal amount at least equal to $[Redacted], except to the extent the assignment is of a Lender’s entire Individual Commitment Amount under the Credit Facility or under a particular Tranche. Notwithstanding the foregoing, a Lender may sell or assign its Individual Commitment Amount to an Affiliate thereof without the consent of the Agent, the Swing Line Lender, the Fronting Lenders or the Borrower if (a) such Lender remains liable for its obligations under the Documents notwithstanding such sale or assignment, and (b) the Borrower will not be under any obligation to pay, by way of withholding tax or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such sale or assignment. An assignment fee of $3,500 for each such assignment (other than to an Affiliate) will be payable to the Agent by the assignor Lender, other than in respect of an assignment by the Agent. In the event of such sale or assignment, the Borrower will execute and deliver all such agreements, documents and instruments as the Agent or Lender may reasonably request to effect and recognize such syndication, participation, sale or assignment.

20.3	Effect of Assignment.

To the extent that any Lender assigns any portion of its Individual Commitment Amount pursuant to Section 20.2 and such new Lender or new Lenders, as the case may be, has executed and delivered to the Borrower and the Agent an Assignment, such Lender will be relieved and forever discharged of any and all of its covenants and obligations under the Documents in respect of that portion of its Individual Commitment Amount so sold or assigned from and after the effective date of the Assignment and the Borrower’s recourse under the Documents in respect of such portion so sold or assigned from and after the effective date of the Assignment will be to such new Lender or new Lenders, as the case may be, only and their successors and permitted assigns.

20.4	Participations.

Any Lender may at any time sell to one or more financial institutions or other Persons (each of such financial institutions and other Persons being herein called a “Participant”) participating interests in any of the Advances, commitments, or other interests of such Lender hereunder, provided, however, that:

(a)	no participation contemplated in this Section 20.4 will relieve such Lender from its commitments or its other obligations hereunder or under any other Document;

(b)	such Lender will remain solely responsible for the performance of its commitments and such other obligations as if such participation had not taken place;

(c)	the Agent and the Borrower will continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and each of the other Documents;

(d)	no Participant will have any right (through a right of consent or approval or otherwise) to require such Lender to take or refrain from taking any action hereunder or under any other Document; and

(e)	the Borrower will not be required to pay any amount hereunder that is greater than the amount which it would have been required to pay had no participating interest been sold.

ARTICLE 21

ADMINISTRATION OF THE CREDIT FACILITY

21.1	Authorization and Action.

(a)

Authorization and Action.    Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf and to exercise such rights or powers granted to the Agent or the Lenders under the Documents to the extent specifically provided therein and on the terms thereof, together with such powers and authority as are reasonably incidental thereto. As to any matters not expressly provided for by the Documents, the Agent will not be required to exercise any discretion or take any action, but will be required to act or to refrain from acting (and will be fully indemnified and protected by the Lenders to the greatest extent permitted by applicable Law in so acting or refraining from acting) upon the instructions of the Majority Lenders, and such instructions will be binding upon all Lenders, provided however that the Agent will not be required to take any action which, in the opinion of the Agent, might expose the Agent to liability in such capacity, which could result in the Agent incurring any costs and expenses, or which is contrary to the spirit and intent of this Agreement.

(b)	Lenders’ Determination. Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Documents may be made or any action, consent or other determination in connection with the Documents may be taken or given, with the consent or agreement of the Majority Lenders, then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders will be binding on all of the Lenders and all of the Lenders will cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(c)

Deemed Non-Consent.    If the Agent delivers a notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its consent or objection to such matter within the time period referenced in such notice, or if no such period is referenced therein, within 10 Banking Days of the delivery of such notice by the Agent to such Lender, such Lender will be deemed not to have consented thereto upon the expiry of such period.

21.2	Procedure for Making Advances.

(a)

Pro Rata Advances.    Subject to Sections 3.5, 3.10, 7.2, 7.3, 7.4, 11.1(d) and 21.17 all Advances made by the Lenders will be made in accordance with each Lender’s Rateable Portion of such Advance, except to the extent that the Agent deems any variations therefrom to be immaterial. The Agent shall determine all adjustments to the amounts required to be advanced by the Lenders to reflect as nearly as practicable the respective Rateable Portions of the Lenders under the Credit Facility.

(b)

Instructions from Borrower.    Subject to Article 10, the Lenders, through the Agent, will make Advances available to the Borrower as required hereunder by debiting the account of the Agent to which each Lender’s Rateable Portion under the applicable Tranche of such Advances have been credited in accordance with Section 6.6 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the Borrower in writing, by transferring (or causing to be transferred) like funds in accordance with the instructions of the Borrower as set forth in the Notice of Borrowing, Notice of Rollover or Notice of Conversion, as the case may be, in respect of each Advance under the applicable Tranche, provided that the obligation of the Agent hereunder will be limited to taking such steps as are in keeping with its normal banking practice commercially reasonable in the circumstances to implement such instructions, and the Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders and occasioned by the failure of such funds to reach their designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c)

Assumption Respecting Availability.    Unless the Agent has been notified by a Lender within 2 Banking Days prior to an anticipated Advance that such Lender will not make available to the Agent its Rateable Portion of such Advance, the

Agent may assume, without any enquiry required on its part, that such Lender has made or will make such portion of the Advance available to the Agent on the date such Advance is to take place, in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender will not have so made its Rateable Portion of an Advance available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender’s Rateable Portion of the Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable thereunder by the Borrower in respect of such Advance) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent, provided however, that if such Lender fails to so pay, the Borrower covenants and agrees that without prejudice to any rights the Borrower may have against such Lender, it will repay the amount of such Lender’s Rateable Portion of the Advance (without duplication) to the Agent for the account of the Agent after receipt of the certificate referred to below and forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto will be as set forth in a certificate delivered by the Agent to such non-paying Lender and the Borrower (which certificate will contain reasonable details of how the amount payable is calculated) and will be conclusive and binding, for all purposes, in the absence of manifest error. If such Lender makes the payment to the Agent as required herein, the amount so paid will constitute such Lender’s Rateable Portion of the Advance for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of the Advance will not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of the Advance on the date that such Advance is to take place, but no Lender will be responsible for the failure of any other Lender to provide its Rateable Portion of any Advance under the Credit Facility.

21.3	Remittance of Payments.

Forthwith after receipt of any payment by the Borrower hereunder, the Agent, if and to the extent a Lender is entitled thereto, will remit to such Lender its Rateable Portion of such payment, provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the Borrower fails to make such payment, each such Lender agrees to repay to the Agent forthwith on demand such Lender’s Rateable Portion of any such payment, together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to such Lender. The exact amount of the repayment required to be made by a Lender pursuant hereto will be set forth in a certificate delivered by the Agent to such Lender, which certificate will be conclusive and binding for all purposes in the absence of manifest error.

21.4	Redistribution of Payment.

Each Lender agrees that:

(a)

If it exercises any right of counter-claim, set off, bankers’ lien or similar right with respect to any property of the Borrower or if under applicable Law it receives a secured claim, the security for which is a debt owed by it to the Borrower, it will apportion the amount thereof proportionately between:

(i)	amounts outstanding at such time owed by the Borrower to such Lender under this Agreement, which amounts will be applied in accordance with this Section 21.4; and

(ii)

amounts otherwise owed to it by the Borrower, provided that any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance (including a Bankers’ Acceptance) issued or accepted by such Lender on behalf of the Borrower may be applied by such Lender to such amounts owed by the Borrower to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment.

(b)

If it receives, through the exercise of a right or the receipt of a secured claim described in paragraph (a) above or otherwise, payment of a proportion of the aggregate amount of principal, interest and fees due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal, interest and fees due in respect of the Credit Facility (having regard to the respective proportionate amounts advanced as Advances by each of the Lenders), the Lender receiving such proportionately greater payment will purchase a participation (which will be deemed to have been done simultaneously with receipt of such payment) in that portion of the Credit Facility of the other Lenders so that their respective receipts will be pro rata to their respective Rateable Portions, provided however that, if all or part of such proportionately greater payment received by such purchasing Lender will be recovered, such purchase will be rescinded and the purchase price for such participation will be returned to the extent of such recovery, but without interest. Such Lender will exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 21.4 to share in the benefits of any recovery on such secured claims.

(c)	If it does any act or thing permitted by paragraphs (a) or (b) above, it will promptly provide full particulars thereof to the Agent.

(d)

Except as permitted under paragraphs (a), (b) and (c) above, no Lender will be entitled to exercise any right of counter-claim, set off, bankers’ lien or similar right without the prior consent of the other Lenders.

21.5	Duties and Obligations.

The Agent and any of its directors, officers, agents or employees (and, for purposes hereof, the Agent will be deemed to be contracting as agent for and on behalf of such Persons) will not be liable to any Lender for any action taken or omitted to be taken by it under or in connection with the Documents, except for its gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a)	may assume that there has been no assignment or transfer by the Lenders of their rights under the Documents, unless and until the Agent receives a duly executed Assignment from such Lender;

(b)

may consult with counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and will not be liable for any action taken or omitted to be taken in good faith by it in accordance with or reliance upon the advice of such counsel, accountants or experts;

(c)

will incur no liability under or in respect of the Documents by acting upon any notice, consent, certificate or other instrument or writing believed by it to be genuine and signed or sent by the apparently proper Person or by acting upon any representation or warranty of any Penn West Party made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

(e)	may rely, as to any matter of fact which might reasonably be expected to be within the knowledge of any Person, upon a certificate signed by or on behalf of such Person.

Further, the Agent (i) does not make any warranty or representation to any Lender nor will it be responsible to any Lender for the accuracy or completeness of the data made available to any of the Lenders in connection with the Credit Facility, or for any statements, warranties or representations (whether written or oral) made in connection with the Credit Facility, (ii) will not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of the Documents on the part of the Borrower or to inspect the property (including books and records) of the Borrower, and (iii) will not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents or any other instrument or document furnished pursuant hereto or thereto.

21.6	Prompt Notice to the Lenders.

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower hereunder, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of the Agent hereunder.

21.7	Agent and Agent Authority.

With respect to its Rateable Portion of the Commitment Amount and the Advances made by it as a Lender under the Credit Facility, as applicable, the Agent will have the same rights and powers under the Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent may accept deposits from, lend money to, and generally engage in any kind of business with the Penn West Parties, their shareholders or unitholders or any Person owned or controlled by any of them and any Person which may do business with any of them, all as if the Agent was not serving as Agent, and without any duty or obligation to account therefor to the Lenders.

21.8	Lenders’ Credit Decisions.

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Penn West Parties or any other Person under or in connection with the Credit Facility or the Penn West Parties (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Penn West Parties. Each Lender acknowledges that copies of the Documents have been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of the Documents. A Lender will not make any independent arrangement with the Penn West Parties for the satisfaction of any Indebtedness owing to it under the Documents without the consent of the other Lenders.

21.9	Indemnification.

The Lenders hereby agree to indemnify the Agent and its directors, officers, agents and employees (to the extent not reimbursed by the Borrower) in accordance with their respective Rateable Portions, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent or its directors, officers, agents and employees in any way relating to or arising out of the Documents or any action taken or omitted by the Agent under or in respect of the Documents in its capacity as Agent, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Rateable Portion of any reasonable out-of-pocket expenses (including legal fees, on a solicitor and his own client full indemnity basis) incurred by the Agent in connection with the preservation of any right of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower. This indemnity will survive the termination of the other provisions of this Agreement as a separate and continuing covenant of the Lenders.

21.10	Successor Agent.

The Agent may, as hereinafter provided, resign at any time by giving 30 days’ prior notice (the “Resignation Notice”) thereof to the Lenders and the Borrower. The Majority Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld, will forthwith upon receipt of the Resignation Notice appoint a successor agent (the “Successor Agent”) to assume the duties hereunder of the resigning Agent. Upon the acceptance of any appointment as agent hereunder by a Successor Agent, such Successor Agent will thereupon succeed to and become vested with all the rights, powers, privileges and duties as agent under the Documents of the resigning Agent. Upon such acceptance, the resigning Agent will be discharged from its further duties and obligations as agent under the Documents, but any such resignation will not affect such resigning Agent’s obligations hereunder as a Lender, including for its Rateable Portion of the Commitment Amount. After the resignation of the Agent as agent hereunder, the provisions of this Article 21 will continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the agent of the Lenders hereunder. Notwithstanding the foregoing, if the Majority Lenders fail to appoint a Successor Agent within 30 days of receipt of the Resignation Notice, the resigning Agent may appoint a Successor Agent from among the Lenders, with the consent of the Borrower, provided no Event of Default is subsisting, such consent not to be unreasonably withheld.

21.11	Taking and Enforcement of Remedies.

Except as otherwise provided herein, each Lender hereby acknowledges that, to the extent permitted by applicable Law, rights and remedies provided under the Documents to the Lenders are for the benefit of the Lenders collectively and not severally and further acknowledges that its rights and remedies thereunder are to be exercised not severally but collectively through the Agent upon the decision of the Lenders (with the required majority or unanimity as herein provided), regardless of whether acceleration of Indebtedness hereunder was made, and accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action with respect to the Credit Facility, including any acceleration of Indebtedness thereunder, but that any such action will be taken only by the Agent with the prior direction of the Lenders (with the required majority or unanimity as herein provided). Notwithstanding the foregoing, in the absence of written instructions from the Lenders, and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the circumstances. Each of the Lenders hereby covenants and agrees that it has not heretofore and will not seek, take, accept or receive any security for any of the Indebtedness of the Penn West Parties under the Documents and will not enter into any agreement with any of the Parties relating in any manner whatsoever to the Credit Facility, unless all of the Lenders will at the same time obtain the benefit of any such security or agreement, as the case may be.

21.12	Reliance Upon Agent.

The Borrower will be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to the Documents, and the Borrower will be entitled to deal with the Agent with respect to matters under the Documents which the Agent is authorized hereunder to deal with, without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to them by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

21.13	Agent May Perform Covenants.

If the Borrower fails to perform any covenant on its part herein contained, the Agent may give notice to the Borrower of such failure and if, within 10 days of such notice (or after the expiry of such other time or cure period as may be required in this Agreement), such covenant remains unperformed, the Agent on behalf of the Lenders may, in its sole discretion but need not, perform any such covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure and all sums so expended will be forthwith payable by the Borrower to the Agent on behalf of the Lenders and will bear interest at the Canadian Prime Rate plus [Redacted]%.

21.14	No Liability of Agent.

The Agent, in its capacity as agent of the Lenders under the Credit Facility, will have no responsibility or liability to the Borrower or the Lenders on account of the failure of any Lender to perform its obligations hereunder, or to any Lender on account of the failure of the Borrower to perform its obligations under the Documents.

21.15	Nature of Obligations under this Agreement.

(a)

Obligations Separate.    The obligations of each Lender and the Agent under this Agreement are separate. The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder.

(b)	No Liability for Failure by other Lenders. Neither the Agent nor any Lender will be liable or otherwise responsible for the obligations of any other Lender hereunder.

21.16	Lender Consent.

(a)

Unanimity.  Notwithstanding anything herein to the contrary and without limiting in any way the context of any provision in this Agreement requiring the consent, approval or action of all Lenders under the Credit Facility, the following matters will require the approval, consent or agreement, as the context requires, of all Lenders under the Credit Facility:

(i)	the reduction or forgiveness of any Indebtedness payable by the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(ii)	any increase of the Commitment Amount (except as permitted by Section 3.2);

(iii)	the postponement of any maturity date of any Indebtedness of the Borrower to the Lenders under the Credit Facility or under any of the Documents pertaining to the Credit Facility;

(iv)

subject to Article 17, the requirement for delivery of, or any waiver or material amendment under, or release of the Guarantee Agreement other than as a result of a Restricted Subsidiary being designated as a Non-Restricted Subsidiary in accordance with Section 15.1;

(v)	any change in the nature of Advances under the Credit Facility;

(vi)	any change to the covenants referred to in Sections 3.9, 14.3(h) and 18.4;

(vii)	any decrease in the Applicable Margins set forth in Section 4.2;

(viii)	any amendment to Section 2.1, 18.4 or 20.1 or this Section 21.16(a); and

(ix)	any change to the definition of “Majority Lenders”;

provided that any change to Section 3.10 or 18.3 will also require the consent of the Swing Line Lender and the Agent, any change to Article 11 will require the consent of each LC Issuer and the Agent and any change to this Article 21 will require the consent of the Agent. In addition, any change to the Individual Commitment Amount of a Lender can only be made with the consent of such Lender.

(b)

Majority Consent.  Subject to Section 21.16(a), any waiver of or any amendment to any provision of the Documents as they pertain to the Credit Facility and any action, consent or other determination in connection with the Documents as they pertain to the Credit Facility will bind all of the Lenders under the Credit Facility if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

21.17	Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)	the standby fees payable pursuant to Section 4.2 shall cease to accrue on the unused portion of the Individual Commitment Amount of such Defaulting Lender;

(b)

for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender’s Rateable Portion thereof shall be calculated based on such Lender’s Individual Commitment Amount relative to the Commitment Amount reduced by the Individual Commitment Amount of the Defaulting Lender;

(c)

a Defaulting Lender, and the Individual Commitment Amount of such Defaulting Lender, shall not be included in determining whether all Lenders or the Majority Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 21.16), provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that: (i)

materially and adversely affects such Defaulting Lender differently than other affected Lenders; (ii) increases the Individual Commitment Amount of such Lender; or (iii) relates to the matters set forth in Section 21.16(a) (except for the matters referred to in subsections 21.16(a)(ii) and (vi)) shall require the consent of such Defaulting Lender;

(d)

the Agent, the Swingline Lender or any Fronting Lender may require such Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lenders’ maximum contingent obligations hereunder to the Agent, Swingline Lender or such Fronting Lender;

(e)	the Agent may withhold any payments owing to such Defaulting Lender for set-off against such Defaulting Lender’s existing or reasonably foreseeable future obligations hereunder;

(f)	for the avoidance of doubt, the Borrower shall retain and reserve their other rights and remedies respecting each Defaulting Lender;

(g)

if any Swingline Loans or Fronted Letters of Credit are outstanding (the Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of such Advances is the “Defaulting Lender Exposure”) at the time a Lender becomes a Defaulting Lender, then:

(i)

to the extent the Defaulting Lender has not provided cash collateral for its Defaulting Lender Exposure pursuant to Section 21.17(d), such Defaulting Lender Exposure shall be reallocated among the non-Defaulting Lenders for the purposes of Section 18.3 in accordance with their respective Rateable Portions (disregarding any Defaulting Lender’s Individual Commitment Amount) but only to the extent that the sum of (A) the aggregate Canadian Dollar Exchange Equivalent of the Aggregate Principal Amount of all Syndicated Advances made by any non-Defaulting Lender and outstanding at such time, plus (B) such non-Defaulting Lender’s rateable share (after giving effect to the reallocation contemplated herein) of the Defaulting Lender Exposure, does not exceed such non-Defaulting Lender’s Individual Commitment Amount; and

(ii)

if the reallocation described in Section 21.17(g)(i) above cannot, or can only partially, be effected, the Borrower shall within one Banking Day following notice by the Swingline Lender or any Fronting Lender prepay all outstanding Swingline Loans and Fronted Letters of Credit (in the case of Letters of Credit, by the provision of cash collateral in accordance with Section 11.1(e), the provisions of which Section shall apply thereto as if a demand has been made pursuant thereto by each LC Issuer in respect of each outstanding Letter of Credit); and

(h)	so long as any Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund any Swingline Loans and a Fronting Lender shall not be required to issue any Fronted Letters of Credit unless, in each case, it is satisfied that the related exposure will be 100% covered by the Individual Commitment Amounts of non-Defaulting Lenders in accordance with Section 21.17(g), and participating interests in any such newly made Swingline Loan or newly issued Fronted Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 21.17(g)(i).

21.18	Departing Lenders.

If a Lender: (a) is a Non-Electing Lender, (b) a Defaulting Lender, (c) seeks Additional Compensation in accordance with Section 12. 1, (d) provides a notice that it is unable to maintain or continue to offer any Accommodation pursuant to Section 12.2, (e) requires the Borrower to deduct withholding taxes under Section 12.5 in respect of amounts owing to it in accordance with the terms thereof, or (f) refuses to give timely consent to an amendment, modification or waiver of this Agreement that, pursuant to Section 21.16(a), requires consent of all of the Lenders (and the consent of the Majority Lenders has been given with respect thereto), (a “Non-Consenting Lender”) (collectively, the “Departing Lenders”), then the Borrower may either:

(a)

replace the Departing Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par (or such lesser amount as may be agreed by the Departing Lender in its sole discretion) the Principal Amount owing to the Departing Lender and such Lender’s entire Individual Commitment Amount and assumes the Departing Lender’s Individual Commitment Amount and all other obligations of the Non-Consenting Lender hereunder, provided that prior to or concurrently with such replacement:

(i)

the Departing Lender shall have received payment in full (or such lesser amount as may be agreed by the Departing Lender in its sole discretion) of all principal, interest, fees and other amounts through such date of replacement and a release from any further obligations to make Advances under the Documents after the date of such replacement;

(ii)	the assignment fee required to be paid by Section 20.2 shall have been paid to the Agent;

(iii)

all of the requirements for such assignment contained in Section 20.2 shall have been satisfied, including, without limitation, the consent of the Agent, the Swingline Lender and the Fronting Lenders and the receipt by the Agent of such agreements, documents and instruments as the Agent may reasonably require; and

(iv)

each assignee consents, at the time of such assignment, to each matter in respect of which such Departing Lender was a Non-Consenting Lender and the Borrower also requires each other Lender that is a Non-Consenting Lender to assign the Principal Amount owing to it and its Individual Commitment Amount; or

(b)

elect to terminate the Departing Lender’s Individual Commitment Amount, in which case the Commitment Amount shall be reduced by an amount equal to the amount of any Individual Commitment Amount so cancelled (provided that prior to or concurrently with such cancellation the Departing Lender shall have received payment in full (or such lesser amount as may be agreed to by the Departing Lender in its sole discretion) of all principal, interest, fees and other amounts through such date of cancellation (including breakage and other costs in accordance with Section 9.2, the provision of Escrow Funds to the Agent on behalf of such Lender in respect of outstanding Bankers’ Acceptances accepted by such Lender and cash collateralization in full of any contingent obligations in respect of any outstanding Letters of Credit for which such Lender is the LC Issuer) and a release from any further obligations to make Advances under the Documents after such termination);

provided that, in either case, no Default or Event of Default exists at such time and if there is more than one Lender that qualifies as a Departing Lender under any of the criteria identified above, then all Departing Lenders under such criteria shall be treated rateably with each such other Departing Lender.

ARTICLE 22

MISCELLANEOUS

22.1	Notices.

Unless otherwise provided in the Documents, any notice, consent, direction, approval, request, agreement, determination, demand or other communication required or permitted to be given or made thereunder, will be in writing and will be sufficiently given or made if:

(a)	left at the relevant address set forth below or in Schedule B, as applicable; or

(b)	telecopied or sent by other means of recorded electronic communication; and

(i)	if to the Agent, addressed to the Agent at:

Canadian Imperial Bank of Commerce 40 Dundas Street West, 5th Floor Toronto, Ontario M5G 2C2
Telecopier:	[Redacted]
Attention:	[Redacted]
with a copy to: Canadian Imperial Bank of Commerce 199 Bay Street Commerce Court West, 11th Floor Toronto, Ontario M5L 1A2
Telecopier:	[Redacted]
Attention:	[Redacted]

(ii)	if to any of Penn West Parties, addressed to any of them at:

Penn West Petroleum Ltd.
Suite 200, 207 – 9th Avenue S.W. Calgary, Alberta T2P 1K3
Telecopier:	[Redacted]
Attention:	Executive Vice President and Chief Financial Officer

(iii)	if to any Lender, to the address otherwise on file with the Agent as of the Closing Date or as otherwise notified to the Agent by the applicable Lender from time to time thereafter.

(c)	The Parties each covenant to accept service of judicial proceedings arising under the Documents at its respective address set forth herein.

(d)

Any notice or other communication given or made in accordance with this Section 22.1 will be deemed to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Banking Day and that such notice is received prior to 12:00 noon local time and, if such day is not a Banking Day or if notice is received after 12:00 noon local time, on the first Banking Day thereafter.

(e)	Each Party may change its address and telecopier number for purposes of this Section 22.1 by notice given in the manner provided in this Section 22.1 to the other Parties.

(f)	Any notice given under any of the Documents to the Agent will be deemed to also be given to and received by the Agent in its capacity as Lender.

22.2	Telephone Instructions.

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

22.3	No Partnership, Joint Venture or Agency.

Except as expressly provided for herein, the Parties agree that nothing contained in this Agreement nor the conduct of any Party will in any manner whatsoever constitute or be intended to constitute any Party as the agent or representative or fiduciary of any other Party nor constitute or be intended to constitute a partnership or joint venture among the Parties or any of them, but rather each Party will be separately responsible, liable and accountable for its own obligations under the Documents, or any conduct arising therefrom and for all claims, demands, actions and causes of action arising therefrom. The Parties agree that no Party will have the authority or represent that it has, or hold itself out as having, the authority to act for or assume any obligation or responsibility on behalf of any other Party, save and except as may be expressly provided for in this Agreement.

22.4	Judgment Currency.

(a)

Deficiency. If, for the purposes of obtaining judgment in any court or any other related purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applicable will be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase in Toronto, Ontario the Original Currency with the Second Currency and includes any premium and costs of exchange payable by the purchaser in connection with such purchase. Each Party (the “First Party”) agrees that its obligation in respect of any Original Currency due from it to the another Party hereunder will, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Banking Day following the receipt of any sum so paid in the Second Currency, the other Parties may, in accordance with normal banking procedures, purchase in the Toronto, Ontario foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the First Party agrees that the deficiency will be a separate and continuing obligation of it, independent from its obligations under this Agreement, and will constitute in favour of the other Parties a cause of action which will continue in full force and effect notwithstanding any such judgment, or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Parties against any such loss or deficiency.

(b)

Excess. The Lenders through the Agent will pay to the Borrower the amount, if any, after netting out all amounts due by the Borrower under Section 22.4(a), which the Lenders may realize in excess of what is owed to them by virtue of the conversion of the Original Currency into the Second Currency.

22.5	Further Assurances.

The Borrower will, from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, acts, matters and things which may be reasonably required by the Agent with respect to the Credit Facility, the Penn West Party Guarantees or any part thereof and to give effect to any provision of the Documents.

22.6	Expenses.

The Borrower will pay or reimburse the Agent and the Lenders, as applicable, for the out-of-pocket expenses, including environmental risk assessments, reasonable legal fees (on a solicitor and his own client fully indemnity basis) and disbursements, and enforcement costs, incurred by the Agent and the Lenders, as applicable, in connection with the negotiation, preparation, execution, syndication, maintenance of the Documents and the enforcement of their rights and remedies under the Documents. The Borrower will not, however, be liable for the wages or salaries of employees of the Agent or the Lenders employed to administer the Credit Facility.

22.7	Waiver of Laws.

To the extent legally permitted, the Borrower hereby irrevocably and absolutely waives the provisions of any applicable Law which may be inconsistent at any time with, or which may delay or limit in any way, the enforcement of the Documents in accordance with their terms.

22.8	Attornment and Waiver of Jury Trial.

The Parties hereto do hereby irrevocably:

(a)

submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to the Documents or any of the transactions contemplated thereby; and

(b)

waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to the Documents or any of the transactions contemplated thereby.

22.9	Interest on Out-of-Pocket Payments.

(a)	Except as otherwise provided in this Agreement, interest will be paid by the Parties as follows:

(i)

on amounts for which any Party has actually incurred an out-of-pocket expense and for which another Party has an obligation under the Documents to reimburse such amounts to the Party incurring the expenses, interest will be payable on such amount at the Canadian Prime Rate plus the Applicable Margin plus [Redacted]% per annum from and including the day on which the amount was incurred to but excluding the day on which the amount is reimbursed if, commencing on the date which is 3 Banking Days following a demand for payment of the amount in accordance with the terms of the Documents, such expense has not been paid; and

(ii)

on amounts payable by one Party to another Party under the Documents where such payment is in default but the non-payment of such amount has not required an actual out-of-pocket expense by the Party to whom such payment is due, at the Canadian Prime Rate plus the Applicable Margin plus [Redacted]% per annum from and including the day on which the payment was due to, but excluding the day on which the payment is made whether before or after judgment, but if such payment is a reimbursement by the Lenders to the Borrower for overpayment by it to the Lenders or is in respect of an inadvertent underpayment by the Agent, the Lenders or the Borrower to another Party (based on information provided by such other Party), such interest will only be calculated from the date which is 3 Banking Days following a demand for payment by the Party entitled to it.

(b)

All interest referred to in this Section 22.9 will be simple interest calculated daily on the basis of a 365 or 366 day year, as applicable. For the purposes of the Interest Act (Canada), the annual rates of interest to which such rates are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365 or 366, as applicable.

22.10	Payments Due on Banking Day.

Whenever any payment hereunder will be due on a day other than a Banking Day, or in the case of LIBOR Based Loans a LIBOR Banking Day, such payment will be made on the next succeeding Banking Day, or LIBOR Banking Day, as applicable, and such extension of time will in such case be included in the computation of payment of interest thereunder.

22.11	Anti-Money Laundering Legislation.

(a)

The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower, and the transactions contemplated hereby. The Borrower shall promptly: (i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and (ii) notify the recipient of any such information of any changes thereto.

(b)

If, upon the written request of any Lender, the Agent has ascertained the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary for the purposes of applicable AML Legislation on such Lender’s behalf, then the Agent:

(i)

shall be deemed to have done so as an agent for such Lender, and this Agreement shall constitute a “written agreement” in such regard between such Lender and the Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

(c)

Notwithstanding the preceding sentence, each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any Restricted Subsidiary or any authorized signatories of the Borrower or any Restricted Subsidiary, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Restricted Subsidiary or any such authorized signatory in doing so.

22.12	Whole Agreement.

This Agreement and the other Documents constitute the entire agreement between the Agent and the Lenders on one hand and the Penn West Parties on the other hand, and cancels and supersedes any other agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

22.13	Counterparts.

The Documents may be executed in any number of counterparts (including by facsimile transmission or other electronic means) and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument.

[The remainder of this page has intentionally been left blank]

THIS AGREEMENT has been executed effective as of the date first written above.

PENN WEST PETROLEUM LTD., as Borrower

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent and as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	Authorized Signatory

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	Authorized Signatory

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

BANK OF MONTREAL, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

THE BANK OF NOVA SCOTIA, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

ROYAL BANK OF CANADA, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:
Name:
Title:

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

THE TORONTO-DOMINION BANK, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:

Per:
Name:
Title:

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:
Name:
Title:

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

HSBC BANK CANADA, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:
Name:
Title:

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:
Name:
Title:

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

ALBERTA TREASURY BRANCHES, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

CAISSE CENTRALE DESJARDINS, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

CANADIAN WESTERN BANK, as Lender

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Per:	(signed) “[Name Redacted]”
Name:	[Redacted]
Title: [Redacted]

[Signature Page to Credit Agreement – Penn West Petroleum Ltd.]

SCHEDULE A

PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED MAY 6, 2014

DEFINITIONS

“Accommodation” means an accommodation under the Credit Facility referred to in Section 4.1.

“Accounting Change” means a change in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Canadian Institute of Chartered Accountants, and in all events includes changes resulting from implementation of IFRS to the extent required by the Canadian Accounting Standards Board.

“Accounting Change Notice” has the meaning attributed to it in Section 1.15(a).

“Additional Compensation” has the meaning attributed to it in Section 12.1(a).

“Administrative Body” means any domestic or foreign, national, federal, provincial, state, municipal or other local government or regulatory body and any division, agency, ministry, commission, board or authority or any quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, and any domestic, foreign or international judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing.

“Advance” means, with respect to a Drawdown, Rollover or Conversion:

(a)	in respect of Accommodations other than Bankers’ Acceptances and Letters of Credit, the disbursement or credit of funds to, or to the credit of, the Borrower;

(b)	in respect of Bankers’ Acceptances, the acceptance by the Lenders (including the Swing Line Lender, if applicable) of drafts issued under the Agreement by the Borrower; or

(c)	in respect of Letters of Credit, the issuance by the LC Issuer of a Letter of Credit.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the Voting Securities of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “common control with” have correlative meanings as the meaning attributed to it in the Securities Act (Alberta).

“Agent” means initially CIBC or any successor to CIBC appointed as agent pursuant to Section 21.10.

“Aggregate Principal Amount” means (a) where the context requires, the aggregate of the principal amounts outstanding from time to time under the Credit Facility, or a Tranche thereof, including, in either case, the face amount of all unmatured Bankers’ Acceptances and the undrawn amount of all Letters of Credit, and (b) where the context requires, the aggregate of the principal amount of all Swing Line Loans outstanding from time to time, including the face amount of all unmatured Bankers’ Acceptances and the undrawn amount of all Letters of Credit issued thereunder.

“Agreement” or “this Agreement” means this agreement between the Borrower, the Lenders and the Agent entitled “Credit Agreement” inclusive of all Schedules, including this Schedule, as amended, confirmed, replaced or restated from time to time and “hereto”, “hereof”, “herein”, “hereby” and “hereunder”, and similar expressions mean and refer to the Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision thereof.

“AML Legislation” has the meaning attributed to it in Section 22.11.

“Assignment” means an agreement whereby a financial institution becomes a Lender, substantially in the form of Schedule E with the blanks completed.

“BA Equivalent Advance” means a Canadian Dollar Accommodation provided hereunder by a Non-BA Lender in lieu of Bankers’ Acceptances, pursuant to Section 10.4.

“BA Lender” means any Lender which is a bank chartered under the Bank Act (Canada) and which has not notified the Agent that it is unwilling or unable to accept Drafts as provided in Section 10.2.

“Bankers’ Acceptance” means a bankers’ acceptance draft of the Borrower denominated in Canadian Dollars, accepted by a Lender pursuant to the Agreement, payable in Canada, for a term selected by the Borrower in accordance with Article 10 (as reduced or extended by the Agent, acting reasonably, to allow the maturity thereof to fall on a Banking Day).

“Bank Act (Canada)” means the Bank Act S.C. 1991, c. 46, including the regulations made and from time to time, in force under that Act.

“Banking Day” means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic and foreign exchange business in Calgary, Alberta, Montreal, Quebec, Toronto, Ontario, and New York, New York.

“Bankruptcy and Insolvency Act (Canada)” means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, including the regulations made and, from time to time, in force under that Act.

“Basis Point” means one one-hundredth of 1%.

“Borrower” means Penn West Petroleum Ltd. and its successors and permitted assigns.

“Borrower’s Account” means one or more current accounts maintained by the Borrower at a branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

“Borrower’s Counsel” means Burnet, Duckworth & Palmer LLP or another firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Penn West Parties or employed by the Penn West Parties and acceptable to the Agent, acting reasonably.

“Business Corporations Act (Alberta)” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations made, from time to time, in force under that Act.

“Canadian Dollar Exchange Equivalent” means with reference to Canadian Dollars, the amount thereof expressed in Canadian Dollars, and with reference to any amount (the “Original Amount”) expressed in another currency or any amount of Canadian Dollars to be converted into another currency (in each case, the “Original Currency”), the amount expressed in Canadian Dollars or another currency, as applicable, on the date when such amount is being determined as herein provided, required to purchase the Original Amount of the Original Currency at the Noon Rate on the Banking Day immediately preceding the date such conversion is to be made.

“Canadian Dollars” or “Canadian $” or “Cdn. $” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Canadian Prime Rate” means the variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in Canadian Dollars to its customers in Canada and which it designates as its prime rate, provided that if such rate of interest is less than the then applicable rate quoted by the Agent for its 30 day Canadian Dollar bankers’ acceptances plus [Redacted] Basis Points per annum (the “Floor Rate”), then the Canadian Prime Rate will equal the Floor Rate.

“Canadian Prime Rate Loan” means an Advance under the Credit Facility in Canadian Dollars which bears interest at a rate based on the Canadian Prime Rate (including Swing Line Cdn. $ Loans).

“Capital Adequacy Guidelines” means the capital adequacy guidelines from time to time specified by the Office of the Superintendent of Financial Institutions and published by it as guidelines for banks in Canada.

“Capital Lease Obligations” means, for any Person, any payment obligation of such Person under an agreement for the lease or rental of or right to use property that, in accordance with GAAP, is required to be capitalized, excluding any lease that was, or, in the case of a lease entered into after the date hereof, would have been, classified as an operating lease under GAAP immediately prior to the implementation of IFRS by the Borrower.

“CDOR Rate” means the average yield to maturity for bankers’ acceptances accepted by each BA Lender which is listed in Schedule I to the Bank Act (Canada) quoted on the Reuter’s Canadian Deposit Offered Rate screen, at 10:00 a.m., Toronto, Ontario time on the applicable date on which an Advance will take place, for bankers’ acceptances having a term similar to the term requested for each Bankers’ Acceptance issued pursuant to the applicable Advance.

“Change of Control” means any circumstance arising after the date hereof in which a Person or a combination of Persons, acting jointly or in concert, (within the meaning of the Securities Act (Alberta)) acquires Voting Securities of the Borrower which, together with all other Voting Securities of the Borrower held by such Persons, constitute in the aggregate more than 35% of all outstanding Voting Securities of the Borrower (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Voting Securities of the Borrower).

“CIBC” means Canadian Imperial Bank of Commerce, a Canadian chartered bank, and its successors and permitted assigns.

“Civil Enforcement Act (Alberta)” means the Civil Enforcement Act, R.S.A. 2000, c.C-15, including the regulations made and from time to time in force under that Act.

“Claim” has the meaning given to it in Section 16.1.

“Closing Certificates” means the certificates from officers of, or on behalf of, the Penn West Parties dated as of the Closing Date, in a form and substance satisfactory to the Agent, acting reasonably.

“Closing Date” means, subject to Section 2.1, May 6, 2014 or such other date agreed upon in writing between the Borrower and the Agent.

“Closing Opinion” means the opinion of the Borrower’s Counsel dated as of the Closing Date addressed to the Agent, the Lenders and their legal counsel, in form and substance satisfactory to the Agent, acting reasonably.

“Commitment Amount” means the aggregate of the Tranche A Commitment Amount and the Tranche B Commitment Amount.

“Companies’ Creditors Arrangement Act (Canada)” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, including the regulations made and, from time to time, in force under that Act.

“Compliance Certificate” means the certificate of the Borrower, substantially in the form of Schedule G with the blanks completed.

“Consolidated EBITDA” means, on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP, but after deducting any such net income attributable to minority interests and any such net income in excess of Cdn. $50,000,000 from or attributable to Non-Restricted JV Development Entities,

(a)	plus, to the extent deducted in the determination thereof, the sum of:

(i)

depreciation other than depreciation related to any asset being leased which lease was or, in the case of a lease entered into after the date hereof, would have been, classified as an operating lease under GAAP prior to December 31, 2010, depletion, amortization and accretion;

(ii)

interest expense but excluding any interest on leases which were, or, in the case of leases entered into after the date hereof, would have been, classified as operating leases under GAAP prior to December 31, 2010;

(iii)	the all-in costs of funds of any accounts receivable securitization program;

(iv)	all provisions for any federal, provincial or other income and capital taxes;

(v)

the non-cash amounts (including non-cash losses) relating to foreign exchange transactions, hedging transactions, stock-based compensation expense, and deferred non-cash taxes, and any other non-cash amounts which are added back in accordance with GAAP in the statement of cash flows of the Borrower; and

(vi)	any extraordinary or nonrecurring losses; and

(b)	minus, to the extent added in the determination thereof, the sum of:

(i)	all non-cash amounts such as non-cash income and unrealized gains relating to hedging transactions; and

(ii)	any extraordinary or nonrecurring gains.

Consolidated EBITDA will be adjusted for Material Acquisitions and to include or exclude, as applicable, Consolidated EBITDA associated with any acquisition or disposition (the net proceeds of which are greater than $50,000,000 or the Canadian Dollar Exchange Equivalent thereof) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (in a manner satisfactory to the Lenders, acting reasonably). In respect of any Restricted JV Development Entity, “Consolidated EBITDA” shall include a proportion of any net income from or attributable to such Restricted JV Development Entity equal to the Borrower’s direct or indirect proportionate ownership interest therein. In respect of any Person into which a Penn West Party has made a Non-Penn West Party Investment, none of such Person’s EBITDA and/or net income (loss) or similar income measures will form part of the calculation of Consolidated EBITDA hereunder except to the extent of any cash Distributions received by a Penn West Party from such Person during the applicable period.

“Consolidated Senior Debt” means in respect of the Borrower, all indebtedness and obligations in respect of amounts borrowed which, in accordance with GAAP, on a consolidated basis, would be recorded in the Borrower’s consolidated financial statements (including the notes thereto), and in any event including, without duplication:

(a)	the undrawn face value of Financial LCs;

(b)	proceeds from any accounts receivable securitization program;

(c)	obligations secured by any purchase money security interest (but excluding operating leases);

(d)	Capital Lease Obligations;

(e)	sale-leaseback obligations;

(f)	obligations secured by any Security Interest existing on property owned, whether or not the obligations secured thereby will have been assumed; and

(g)	guarantees in respect of obligations of another Person, including the types of obligations described in (a) through (f) above,

excluding, in any event, Subordinated Debt and Convertible Debentures. For the purposes of all calculations of Consolidated Senior Debt hereunder other than in connection with Sections 14.3(i) and 14.3(j), the calculation thereof shall include only a proportion of an Operating JV Development Entity’s Consolidated Senior Debt equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.

“Consolidated Senior Debt to Capitalization” means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt to Total Capitalization.

“Consolidated Senior Debt to EBITDA Ratio” means, as at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Senior Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

“Consolidated Tangible Assets” means, with respect to the Borrower, the book value of its capital assets, net of any accumulated depreciation (other than depreciation related to any asset being leased which lease was or, in the case of a lease entered into after the date hereof, would have been, classified as an operating lease under GAAP prior to December 31, 2010), intangible assets and minority interests, as shown on the consolidated balance sheet of the Borrower determined in accordance with GAAP; provided that with respect to the assets of any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Tangible Assets equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.

“Consolidated Tangible Net Worth” means, in respect of the Borrower, the total of stated capital, contributed surplus and retained earnings of the Borrower, as determined on a consolidated basis in accordance with GAAP, less any value attributed to intangible assets (as such term is defined under GAAP), including goodwill, patents, trademarks, intellectual property, organization expenses, trade names, deferred costs and deferred charges; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Tangible Net Worth equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.

“Consolidated Total Debt” means Consolidated Senior Debt plus the Borrower’s consolidated Subordinated Debt; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Consolidated Total Debt equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.

“Consolidated Total Debt to EBITDA Ratio” means at the end of each fiscal quarter of the Borrower, the ratio of Consolidated Total Debt as at the last day of such fiscal quarter to Consolidated EBITDA for the 12 months ending on the last day of such fiscal quarter.

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB’s).

“Conversion” means in relation to an Advance under the Credit Facility, a conversion of an Advance into another type of Advance made pursuant to the Agreement, and “Convert” and “Converted” have similar meanings.

“Convertible Debentures” means any convertible subordinated debentures or notes issued (or assumed) by a Penn West Party which have all of the following characteristics:

(a)

an initial final maturity or due date in respect of repayment of principal extending beyond the latest Termination Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(b)

no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of securities of the Borrower as contemplated in (f) below and other than on a change of control of the Borrower where a Change of Control also occurs by reason of the definition thereof in this Agreement) prior to the latest Termination Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(c)

upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(d)

upon distribution of the assets of the applicable Penn West Party on any dissolution, winding up, total liquidation or reorganization of applicable Penn West Party (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Indebtedness under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(e)

the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document shall not in and of themselves:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii)	cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f)

except during a default or an event of default under the indenture or agreement governing such debentures, payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the applicable Penn West Party, by delivering Voting Securities of the Borrower in accordance with the indenture or agreement governing such debentures or notes (whether such Voting Securities of the Borrower are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes).

“Credit Facility” means the credit facility established in favour of the Borrower pursuant to Section 3.1.

“Criminal Code (Canada)” means the Criminal Code, R.S.C. 1985, c. C-46, including the regulations made and, from time to time, in force under that Act.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Defaulting Lender” means any Lender or, in the case of paragraph (e) below, a Lender’s parent (being any person that directly or indirectly controls a Lender where control has the same meaning as in the definition of Affiliate):

(a)	that is a Non-Paying Lender;

(b)	that has failed to fund any payment or its portion of any Advances required to be made by it hereunder;

(c)

that has notified the Borrower (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(d)	that has failed, within 3 Banking Days after request by the Borrower, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Advances;

(e)	that becomes insolvent, has been deemed insolvent, or becomes the subject of bankruptcy or insolvency proceedings; or

(f)

with respect to which the Borrower or the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that there is a reasonable chance that such Lender shall become a Defaulting Lender pursuant to paragraphs (a) through (e), inclusive, of this definition.

“Depository Bills and Notes Act (Canada)” or “DBNA” means the Depository Bills and Notes Act (Canada), R.S.C. 1998, c. 13, including the regulations made and, from time to time, in force under that Act.

“Director” means a director of the Borrower and reference to action by the directors or board of directors when used with respect to the Borrower means action by the directors of the Borrower as a board or, whenever duly empowered, by an executive committee or any other duly authorized committee of the board.

“Discount Proceeds” means, in respect of any Bankers’ Acceptance an amount (rounded to the nearest whole cent with one-half of one cent being rounded up) determined as of the applicable Drawdown Date or date of a Conversion or Rollover which is equal to:

Face Amount x Price

where “Face Amount” is the face amount of such Bankers’ Acceptance and “Price” is equal to:

1
1 + (Rate x Term)

where the “Rate” is the applicable Discount Rate expressed as a decimal on the Drawdown Date or the date of a Conversion or Rollover, as the case may be; the “Term” is the term of such Bankers’ Acceptance expressed as a number of days divided by 365; the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up; and the annual rate of interest to which the “Rate” used in the foregoing determination of Discount Proceeds is equal, is the “Rate” multiplied by the actual number of days in a period of 1 year commencing on the day such Discount Proceeds are determined and divided by 365.

“Discount Rate” means on any day:

(a)

for purposes of Section 10.2(e) where the Borrower has elected to make its own arrangements for the sale of Bankers’ Acceptances in the market place, but, as part of the same issue, there are Bankers’ Acceptances being purchased by a Lender for its own account or a BA Equivalent Advance is being made by a Non-BA Lender in conjunction therewith, the arithmetic average of the rates established for Lenders listed in Schedule I to the Bank Act (Canada) for the Bankers’ Acceptances of such Lenders sold in the market as part of such issue of Bankers’ Acceptances, plus [Redacted] Basis Points; and

(b)

for purposes of Section 10.2(d), with respect to Bankers’ Acceptances being accepted by a Lender on any date or a BA Equivalent Advance made by a Non- BA Lender pursuant to Section 10.4 made in conjunction therewith, (i) for a Lender that is listed in Schedule I to the Bank Act (Canada), the CDOR Rate and (ii) for any other Lender, the CDOR Rate plus either [Redacted] Basis Points or such other lesser amount as such other Lender and the Borrower may agree provided that the Agent receives written notice thereof.

“Distribution” means any:

(a)

payment of any dividend on or in respect of any shares or units of any class in the capital of a Penn West Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)

redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of shares or units of any class in the capital of a Penn West Party (including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(c)

payment of principal, interest or other amounts in whole or in part, of any Indebtedness of a Penn West Party for borrowed money (including any Indebtedness incurred or assumed by a Penn West Party pursuant to a capital lease);

whether made or paid in or for cash, property or both, or

(d)	the transfer of any property for consideration of less than fair market value.

“Documents” means this Agreement, the Guarantee Agreement, each Guarantee Joinder and any other instruments or agreement entered into by the Parties relating to the Credit Facility or delivered by a Penn West Party pursuant to the terms of this Agreement.

“Draft” has the meaning attributed to it in Section 10.2(a).

“Drawdown” means in relation to the Credit Facility, a borrowing or credit of funds by way of

Advances, other than an Advance by way of Rollover or Conversion.

“Drawdown Date” means, in relation to the Credit Facility, the date specified in a Notice of Borrowing as the date on which a Drawdown will occur and which date will be a Banking Day, and which in the case of a LIBOR Based Loan will be a LIBOR Banking Day.

“Electing Lender” has the meaning attributed to it in Section 3.4(b).

“Election Period” has the meaning attributed to it in Section 3.4(b).

“Environment” means all components of the earth, including, all layers of the atmosphere, air, land (including, all underground spaces and cavities and all lands submerged under water), soil, water (including, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including related to the Release of Contaminants, occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any applicable regulation promulgated thereunder.

“ERISA Affiliate” means any Person that for purposes of Title IV of ERISA is a member of the controlled group of any Penn West Party, or under common control with any Penn West Party, within the meaning of Section 414 of the United States Internal Revenue Code of 1986, and any successor statute and any regulations thereunder.

“ERISA Event” means (i) the occurrence of a reportable event, as defined in Section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived by the PBGC; (ii) the application for a minimum funding waiver with respect to a Plan; (iii) the provision by the administrator of any Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such Plan in a distress termination described in Section 4041(c) of ERISA; (iv) the cessation of operations at a facility of any Penn West Party or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (v) the withdrawal by any Penn West Party or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (vi) the conditions for imposition of a lien under Section 302(f) of ERISA shall have been met with respect to any Plan; (vii) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA; or (viii) the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan.

“Escrow Funds” has the meaning attributed to it in Section 10.6.

“Eurodollars” means U.S. Dollars which are freely convertible, transferable and dealt with on the London Interbank Eurodollar Market.

“Event of Default” means an event specified in Section 18.1.

“Excess” has the meaning attributed to it in Section 6.7.

“Existing Credit Agreement” means the amended and restated credit agreement dated June 27,

2011 among the Borrower, the lenders party thereto and CIBC, as agent on behalf of such lenders, as amended to the Closing Date.

“Existing LCs” means those letters of credit issued pursuant to the Existing Credit Agreement by CIBC on behalf of the Borrower, the details of which are set forth in Schedule I.

“Extension” has the meaning attributed to it in Section 3.4(a).

“Extension Notice” has the meaning attributed to it in Section 3.4(d).

“Extension Request” has the meaning attributed to it in Section 3.4(a).

“Federal Funds Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York, or, if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

“Financial Calculation” has the meaning attributed to it in Section 1.15(a).

“Financial LC” means a stand-by letter of credit or letter of guarantee if it serves as a payment guarantee of the Borrower’s financial obligations and is treated as a direct credit substitute for purposes of the Capital Adequacy Guidelines.

“Fronted LC Commitment” has the meaning attributed to it in Section 11.1(a).

“Fronted Letter of Credit” has the meaning attributed to it in Section 11.1(a).

“Fronting Fee” has the meaning attributed to it in Section 4.2(f).

“Fronting Lender” means, each to a maximum of its respective Individual Fronted LC Commitment: (a) initially, CIBC and (b) such other Lenders as are selected by the Borrower from time to time, provided that each such Lender assumes in writing with the Agent, the

Borrower and the Lenders, the obligation of issuing Fronted Letters of Credit for the account of the Lenders, and provided further that, with respect to particular usage herein and if the context requires, “Fronting Lender” shall mean the Lender which has issued the Fronted Letter of Credit in question.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada.

“Guarantee Agreement” means the guarantee and subordination agreement dated as of the Closing Date granted by each Loan Party (other than the Borrower), in favour of the Agent on behalf of the Lenders and the Hedge Providers, whether by way of execution as at the Closing Date or by way of Guarantee Joinder, as amended, supplemented or restated from time to time.

“Guarantee Joinder” means a joinder agreement, in the form attached to the Guarantee Agreement, delivered from time to time by a Loan Party in favour of the Agent on behalf of the Lenders and the Hedge Providers.

“Handbook” means the Chartered Professional Accountant Canada Handbook, as amended, replaced or republished from time to time.

“Hedge Provider” means: (a) a Lender, or an Affiliate of a Lender, who is party to a Hedging Agreement with a Penn West Party; or (b) a former Lender or an Affiliate thereof who entered into a Hedging Agreement while a Lender (or an Affiliate a Lender) hereunder.

“Hedging Agreement” means:

(a)

any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates;

(b)

any contract for the sale or future delivery of commodities (whether or not the subject commodities are to be delivered), hedging contract, forward contract, swap agreement, futures contract or other commodity pricing protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in prices of the subject commodities (which for certainty includes physically and financially settled hedges);

(c)

any contract for the sale, purchase, or exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates; and

(d)	any other derivative agreement or other similar agreement or arrangements.

“Hostile Acquisition” means an acquisition, which is required to be reported to applicable securities regulatory authorities, of shares of a corporation where the board of directors of that corporation has not approved such acquisition nor recommended to the shareholders of the corporation that they sell their shares pursuant to the proposed acquisition or of units of a trust where the trustee or manager or administrator of that trust has not approved such acquisition nor recommended to the unitholders of the trust that they sell their units pursuant to the proposed acquisition or of units of a partnership where the board of directors of the general partner thereof has not approved such acquisition nor recommended to the partners of the partnership that they sell their units pursuant to the proposed acquisition.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

“including” means “including without limitation.”

“Income Tax Act (Canada)” means the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1, including the regulations made and, from time to time, in force under that Act.

“Indebtedness” means, with respect to any Person, indebtedness, excluding current trade payables incurred by such Person in the normal course of business, created, incurred, assumed or guaranteed by such Person, whether absolute or contingent and including any actual obligation of such Person arising in respect of any Hedging Agreement.

“Indemnified Parties” has the meaning given to it in Section 16.1.

“Individual Commitment Amount” means, from time to time, that portion of the Commitment Amount which a Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of the Agreement, subject to adjustment pursuant to the terms of the Agreement.

“Individual Fronted LC Commitment” means, with respect to each Fronting Lender, the maximum Aggregate Principal Amount of Fronted Letters of Credit for which such Fronting Lender is obligated to be the Fronting Lending hereunder, which limit is set forth opposite the name of such Fronting Lender on Schedule B, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender and the Borrower.

“Individual Tranche A Commitment Amount” means, from time to time, that portion of the Tranche A Commitment Amount which a Tranche A Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of this Agreement, subject to adjustment pursuant to the terms of this Agreement.

“Individual Tranche B Commitment Amount” means, from time to time, that portion of the Tranche B Commitment Amount which a Tranche B Lender has severally agreed to make available to the Borrower in accordance with the terms and conditions of this Agreement, subject to adjustment pursuant to the terms of this Agreement.

“Interest Act (Canada)” means the Interest Act, R.S.C. 1985, c. I-15, including the regulations made and, from time to time, in force under that Act.

A-13

“Investment Grade” means, with respect to a successor entity in accordance with Section 17.1(d), a senior unsecured long term debt rating of no less than:

(a)

if such successor entity is rated by both Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies (together with its successors, “S&P”) and Moody’s Investor Services, Inc. (together with its successors (“Moody’s”), then BBB- by S&P and Baa3 by Moody’s; or

(b)	if such successor entity is rated by only one of S&P or Moody’s, then BBB- by S&P or Baa3 by Moody’s, as applicable.

“Issuance Fees” means the issuance or renewal fees to be paid by the Borrower in respect of Letters of Credit pursuant to Section 4.2(e).

“Judgment Interest Act (Alberta)” means the Judgment Interest Act, R.S.A. 2000, c. J-1, including the regulations made and from time to time in force under that Act.

“JV Development Entity” means: (a) an Operating JV Development Entity; and (b) a Non- Operating JV Development Entity.

“Laws” means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any judgments, orders, writs, injunctions, decisions, directives, rulings, decrees and awards of any Administrative Body, and any policies, voluntary restraints, practices or guidelines of any Administrative Body, and including, any principles of common law and equity.

“LC Application” means an application on the LC Issuer’s standard form of letter of credit application submitted to the LC Issuer by the Borrower requesting the LC Issuer to issue a Letter of Credit hereunder subject to such reasonable changes thereto as are requested by the Borrower and agreed to by the LC Issuer, each acting reasonably, in order to make the Letter of Credit consistent with the provisions of this Agreement.

“LC Issuer” means (a) the Swing Line Lender in respect of Swing Line Letters of Credit, or (b) the applicable Fronting Lender in respect of Fronted Letters of Credit, as applicable, and, with respect to a given Letter of Credit and unless the context otherwise requires, the Lender which issued such Letter of Credit.

“LC Payment” has the meaning attributed to it in Section 18.3(d).

“Lender BA Suspension Notice” has the meaning attributed to it in Section 10.7.

“Lender LIBOR Suspension Notice” has the meaning attributed to it in Section 9.3.

“Lenders” means, collectively, the Tranche A Lenders and the Tranche B Lenders, and “Lender” means any one of them in such capacity.

“Letter of Credit” means each letter of credit or letter of guarantee issued under the Credit Facility, and includes the Existing LCs.

“Level” means the applicable level as set forth in the Pricing Table.

“LIBOR” means, with respect to each interest period for each LIBOR Based Loan, an annual interest rate per annum, expressed on the basis of a 360 days year, equal to the average rate which appears on the display referred to as the “LIBOR 01 Page” on Reuters Limited (or any successor or commercially available source providing quotations of LIBOR as designated by the Agent from time to time) as of 11:00 a.m. (London, England time) on the second LIBOR Banking Day prior to the commencement of such interest period or if such rate is not available, the average (rounded up to the nearest 1/100 percent) of the rates per annum which the leading banks in the London interbank market offer to the Agent for placing U.S. Dollar deposits with the Agent at approximately 11:00 a.m. (London, England time) two LIBOR Banking Days prior to the first day of such interest period, in each case, for a period comparable to such period and in an amount approximately equal to such LIBOR Based Loan.

“LIBOR Banking Day” means any Banking Day on which commercial banks are open for international business (including dealings in U.S. Dollar deposits in the London interbank market) in London, England.

“LIBOR Based Loan” means an Advance in U.S. Dollars which bears interest at a rate based on LIBOR.

“LIBOR Period” means a period of 1, 2, 3 or 6 months selected by the Borrower and readily available in the London Interbank Eurodollar Market, or such other period as may be agreed to by the Lenders.

“Loan Parties” means the Borrower and each Material Restricted Subsidiary which is a party to the Guarantee Agreement, including by way of a Guarantee Joinder.

“Majority Lenders” means the Lenders under the Credit Facility holding, in aggregate, at least 66 2/3% of the Commitment Amount.

“Material Acquisition” means an acquisition by a Penn West Party (other than a JV Development Entity) of shares or other assets completed in the immediately preceding 9 months which increases the Consolidated Tangible Assets of the Borrower as shown on the most current consolidated financial statements of the Borrower by more than 10%.

“Material Adverse Effect” means a material adverse effect on the financial position, the property, business, operations or liabilities of the Penn West Parties taken as a whole, or on the ability of the Penn West Parties, or any of them, to perform the obligations under the Documents, or the validity or enforceability of any material provision thereof.

“Material Restricted Subsidiary” means any (a) Restricted Subsidiary whose net book value of its total assets is equal to or greater than $50,000,000, (b) Non-Operating JV Development Entity which has not been designated as a Non-Restricted Subsidiary, and (c) Subsidiary who is a partner of a Partnership Party who is a Material Restricted Subsidiary. As of the Closing Date, the Material Restricted Subsidiaries are as set forth in Schedule F.

“Maturity Date” means the date, which must be a Banking Day, or LIBOR Banking Day with respect to a LIBOR Loan, on which an Advance becomes due and payable by the Borrower or on which a Bankers’ Acceptance or Letter of Credit matures, as applicable.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which any Penn West Party or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a plan that is described in Section 210 of ERISA and subject to Title IV of ERISA, and (i) is maintained for employees of any Penn West Party or any ERISA Affiliate and in respect of which any Penn West Party or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Net Proceeds” means the Discount Proceeds less the applicable stamping fee as provided hereunder in respect of Bankers’ Acceptances.

“Non-BA Lender” means any Lender which is not a BA Lender.

“Non-Consenting Lender” has the meaning attributed to it in Section 21.18.

“Non-Electing Lender” has the meaning attributed to it in Section 3.4(b).

“Non-Financial LC” means any Letter of Credit that is not a Financial LC.

“Non-Operating JV Development Entity” means any wholly-owned Subsidiary of the Borrower which directly or indirectly holds any ownership interests in an Operating JV Development Entity and which, if it is a Restricted JV Development Entity, shall be a party to the Guarantee Agreement, including by way of Guarantee Joinder.

“Non-Participating Lender” has the meaning attributed to it in Section 7.3.

“Non-Paying Lender” has the meaning attributed to it in Section 18.3(f).

“Non-Penn West Party Investment Amount” means, in respect of any Non-Penn West Party Investment, the fair market value of the equity received in the capital stock of a Person in consideration for the assets contributed or otherwise sold to such Person as part of such Non-Penn West Party Investment as determined at the time of such investment and the details of the calculation thereof shall be provided to the Agent by the Borrower upon any reasonable request therefor.

“Non-Penn West Party Investments” has the meaning attributed to it in Section 14.3(e)(ii)(B).

“Non-Recourse Debt” means any indebtedness or other obligations (including obligations secured by Purchase Money Security Interests), and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Non-Restricted JV Development Entity” means each Operating JV Development Entity which is a Non-Restricted Subsidiary.

“Non-Restricted Subsidiary” means any Subsidiary which is not a Restricted Subsidiary.

“Noon Rate” means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions made by the Agent at Toronto, Ontario at approximately noon (Toronto local time)).

“Notice of Borrowing” means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule C.

“Notice of Rollover or Notice of Conversion” means, in relation to Advances, a notice by the Borrower to the Agent substantially in the form of Schedule D.

“Operating JV Development Entity” means a Subsidiary which is not a wholly-owned Subsidiary of the Borrower.

“Participant” has the meaning attributed to it in Section 20.4.

“Parties” means the Borrower, the Agent and the Lenders and their respective successors and permitted assigns, and “Party” means any one of the Parties.

“Partnership Agreement” means the partnership agreement dated February 21, 1994, in respect of the formation of Penn West Petroleum, as amended.

“Partnership Parties” means, collectively, but only to the extent any of the following is a Restricted Subsidiary, Penn West Petroleum (a general partnership), Penn West Northern Harrier Partnership (a general partnership), Peace River Oil Partnership (a general partnership), Penn West PROP Limited Partnership (a limited partnership) and each other Penn West Party that is a partnership, and each of their respective successors and permitted assigns.

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor).

“Penn West Parties” means the Borrower and each Restricted Subsidiary.

“Pension Plan” means any retirement or pension benefit plan that is established by a Person for the benefit of its employees that requires such Person to make periodic payments or contributions.

“Permitted Encumbrances” means:

(a)

undetermined or inchoate Security Interests arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against any of the Penn West Parties in respect of which no steps or proceedings to enforce such Security Interests have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any Security Interest which such Penn West Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Penn West Parties taken as a whole;

(b)

Security Interests incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for any of the Penn West Parties’ portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or if due or delinquent, any Security Interest which such Penn West Party is in good faith contesting if such contest involves no risk of loss of any material part of the property of the Penn West Parties taken as a whole;

(c)

a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in any of the Penn West Parties’ reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that, such Penn West Party’s resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it and is not materially less than such Penn West Party’s interest in such oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;

(d)

to the extent a Security Interest is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Penn West Parties’ oil and gas properties that are or were entered into with or granted to arm’s length third parties in the ordinary course of business and in accordance with sound industry practice;

(e)

Security Interests for penalties arising under non-participation provisions of operating agreements in respect of any of the Penn West Parties’ oil and gas properties, if such Security Interests do not materially detract from the value of any material part of the property of the Penn West Parties taken as a whole;

(f)

easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any of the Penn West Parties’ (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Penn West Parties taken as a whole;

(g)	any Security Interest or trust arising in connection with worker’s compensation, employment insurance, pension and employment Laws;

(h)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise grant or permit acquired by any of the Penn West Parties, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(i)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j)	any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Penn West Parties;

(k)	any claim or Security Interest from time to time disclosed by the Penn West Parties to the Agent and which is consented to by the Lenders;

(l)	public and statutory Security Interests not yet due and similar Security Interests arising by operation of Law;

(m)

any Security Interest in favour of a landlord of leased real property in respect of the leasehold improvements made to, and other personal property of the tenant located on, such leased real property; and

(n)

any Security Interest granted or assumed by the Penn West Parties in connection with Non-Recourse Debt, the interest of any Person under any Purchase Money Security Interest and any other Security Interest not referred to elsewhere in this definition provided that the aggregate amount secured by all of the Security Interest described in this paragraph (n) does not at any time exceed 5% of the Consolidated Tangible Assets as at the end of the Borrower’s previous fiscal quarter.

“Permitted JV Capital Contributions” means:

(a)

(i) initial contributions of capital to all Operating JV Development Entities by any Penn West Party consisting of assets (other than current assets not directly related to such contributed assets) of one or more Penn West Parties with any such assets so contributed valued at the book value thereof (determined in accordance with GAAP as at the effective date of the contribution of the assets in question); and (ii) any ongoing capital contributions of cash or cash equivalents by any Penn West Parties to fund ongoing capital expenditures of Restricted JV Development Entities, provided that such capital expenditures directly relate to the then existing oil and gas properties of such JV Development Entity or any oil and gas properties which are adjacent to, or in the same or similar geographical or geological area as, such then existing oil and gas properties which have been acquired by such JV Development Entity; and

(b)

contributions of capital to JV Development Entities made for or on behalf of Penn West Parties holding, directly or indirectly (including through JV Development Entities which are not the Operating JV Development Entity in question), ownership interests therein by other arm’s length Persons holding, directly or indirectly, ownership interests in the Operating JV Development Entity in question and which contributions: (i) are not funded or financed, directly or indirectly, by any Penn West Party; (ii) do not result from, are not related to, or are not enabled by any guarantee, loan or other financial assistance from any Penn West Party in favour of any such arm’s length Person; and (iii) do not result in or give rise to any indebtedness of any Penn West Party.

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

“Personal Property Security Act (Alberta)” means the Personal Property Security Act, R.S.A. 2000, c. P-7, as amended, including the regulations made and, from time to time, in force under that Act.

“Petroleum Substances” means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing.

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Pricing Table” means the pricing table labeled “Pricing Table” set forth in Section 4.2(i).

“Principal Amount” means, in relation to a Lender, that portion of the Aggregate Principal Amount which has been advanced by such Lender and which remains outstanding.

“Purchase Money Security Interest” means a Security Interest, whether given to a vendor, a lender or any other Person, securing indebtedness assumed or incurred as, or to provide, all or part of the purchase price or other acquisition cost of property, other than working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests in respect of Petroleum Substances, which Security Interest is limited exclusively to such property.

“Rateable Portion” means, at any time and from time to time with respect to each Lender and subject and subject to adjustment pursuant to Sections 3.5, 3.10, 7.3, 7.4, 7.5 and 21.17 the proportion from time to time of, as the context so requires:

(a)	the Individual Commitment Amount of a Lender relative to the Commitment Amount;

(b)	the Individual Tranche A Commitment Amount of Tranche A Lender relative to the Tranche A Commitment Amount; and

(c)	the Individual Tranche B Commitment Amount of a Tranche B Lender relative to the Tranche B Commitment Amount,

provided that, in any case, the Rateable Portion after an Event of Default has occurred and is continuing shall be the portion of the Aggregate Principal Amount under the Credit Facility owing to a Lender relative to the Aggregate Principal Amount owing to all Lenders under the Credit Facility.

“Refunded Swing Line Loan” has the meaning attributed to it in Section 18.3(a).

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

“Request Period” has the meaning attributed to it in Section 3.4(a).

“Resignation Notice” has the meaning attributed to it in Section 21.10.

“Restricted JV Development Entity” means each JV Development Entity that is a Restricted Subsidiary.

“Restricted Subsidiary” means each Subsidiary of the Borrower, other than any Subsidiary of the Borrower which has been designated to be a Non-Restricted Subsidiary. As of the Closing Date, the Restricted Subsidiaries and the Non-Restricted Subsidiaries are as set forth in Schedule F.

“Rollover” means, with respect to an Advance under the Credit Facility:

(a)

in relation to a LIBOR Based Loan, the continuation of all or any portion of such LIBOR Based Loan for an additional LIBOR Period subsequent to the initial or any subsequent LIBOR Period applicable thereto; and

(b)	in relation to maturing Bankers’ Acceptances, the issuance of new Bankers’ Acceptances in respect of all or any portion of such Bankers’ Acceptances at their Maturity Date,

and “Rolled Over” has a similar meaning.

“Securities Act (Alberta)” means the Securities Act, R.S.A. 2000, c. S-4, as amended, including the regulations made and, from time to time, in force under that Act.

“Security Interest” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest, title retention agreement, or other encumbrance of any kind, contingent or absolute but excludes operating leases, any contractual right of set-off created in the ordinary course of business and any writ of execution, or other similar instrument, arising from a judgment relating to the non-payment of indebtedness.

“Shareholders’ Equity” means at any time the shareholders’ equity as shown on the consolidated balance sheet of the Borrower, plus, to the extent not included in the foregoing, the amount of any Convertible Debentures issued by any of the Penn West Parties (if, in the case of the Borrower, the proceeds of issuance are subsequently invested in the other Penn West Parties) which remain outstanding; provided that with respect to any Operating JV Development Entity, such calculation shall include only a proportion of such JV Development Entity’s Shareholders’ Equity equal to the Loan Parties’ proportionate ownership interest in such JV Development Entity.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA, and (i) is maintained for employees of any Penn West Party or any ERISA Affiliate and no Person other than the Penn West Parties and the ERISA Affiliates or (ii) was so maintained and in respect of which any Penn West Party or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Subordinated Debt” means all indebtedness for borrowed money created, incurred, assumed or guaranteed by a Penn West Party and which is owing to a Person or Persons other than another Penn West Party, provided the holders of such debt enter into a subordination and postponement agreement with the Agent, which indebtedness has all of the following characteristics:

(a)

an initial final maturity in respect of repayment of principal extending beyond the latest Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(b)

no scheduled cash principal payments thereunder prior to the latest Termination Date of any Lender under this Agreement at the time such Subordinated Debt is created, incurred, assumed or guaranteed, except to the extent that the Subordinated Debt is incurred to fund all or a portion of the cost of a Material Acquisition;

(c)	such indebtedness shall be unsecured;

(d)

upon the occurrence and during the continuance of any Default or Event of Default or the commencement of any proceedings in relation to dissolution, winding up, liquidation, receivership, insolvency or bankruptcy of the applicable Penn West Party, such indebtedness shall be postponed, subordinate and junior in right of payment to all payment obligations under this Agreement or any guarantee thereof;

(e)	upon the occurrence of any Default or Event of Default, such indebtedness shall have a standstill period of not less than six months; and

(f)	such indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement,

but does not in any event include Convertible Debentures.

“Subsidiary” means any Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly by or for the Borrower, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors of such Person, or a majority of Persons serving similar roles or in respect of a partnership or trust if more than a 50% interest in the profits or capital thereof is directly or indirectly owned by such Person, and includes any legal entity in like relationship to a Subsidiary. Notwithstanding the foregoing, for the purposes of the definitions of Non-Restricted Subsidiary, JV Development Entity and Operating JV Development Entity contained herein, “Subsidiary” shall include any Person (unless otherwise designated in writing by the Borrower to the Agent) if a Penn West Party, directly or indirectly, owns 50% of the outstanding Voting Securities thereof and another Person at arms’ length to the Borrower owns the other 50% thereof, and a Penn West Party has, directly or indirectly, at least equal voting rights with the other owner of such Voting Securities such that neither the applicable Penn West Party nor the other owner controls such Person, and the Borrower has provided written confirmation of such equal voting rights to the Agent.

“Successor Agent” has the meaning attributed to it in Section 21.10.

“Swing Line Cdn. $ Loan” means any Accommodation in Canadian Dollars made by the Swing Line Lender to the Borrower in accordance with Section 3.10.

“Swing Line Lender” means CIBC.

“Swing Line Loans” means, collectively, Swing Line Cdn. $ Loans, Swing Line U.S. $ Loans, Bankers’ Acceptances with terms to maturity of no more than 30 days and Swing Line Letters of Credit, and “Swing Line Loan” means any such Accommodation.

“Swing Line Letter of Credit” has the meaning attributed to it in Section 3.10.

“Swing Line Loan Limit” has the meaning attributed to it in Section 3.10(k).

“Swing Line U.S. $ Loan” means any Accommodation in U.S. Dollars made by the Swing Line

Lender to the Borrower in accordance with Section 3.10.

“Syndicated Advance” means an Advance that is not a Swing Line Loan.

“Taxes” means all taxes of any kind or nature whatsoever including income taxes, capital taxes, minimum taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future by any governmental or quasi-governmental authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any instalments in respect thereof.

“Termination Date” means, initially:

(a)	in the case of Tranche A, the fifth anniversary of the Closing Date, as such date may be extended pursuant to Section 3.4 with respect to an Electing Lender; and

(b)	in the case of Tranche B, June 30, 2016.

“Threshold Amount” means the greater of: (a) $100,000,000, and (b) 1.5% of Consolidated Tangible Net Worth.

“Total Capitalization” means the aggregate of Consolidated Total Debt and Shareholders’ Equity.

“Tranche” means either of Tranche A or Tranche B.

“Tranche A” means that portion of the Credit Facility established in favour of the Borrower pursuant to Section 3.1(a).

“Tranche A Commitment Amount” means Cdn. $1,200,000,000 as such amount may be as such amount may be increased pursuant to Section 3.2 or reduced in accordance with this Agreement.

“Tranche A Lenders” means, collectively, each of the Persons who have agreed to be lenders under Tranche A and those other financial institutions who become a Party to this Agreement as a Lender under Tranche A pursuant to Article 20 or otherwise, and “Tranche A Lender” means any of them.

“Tranche B” means that portion of the Credit Facility established in favour of the Borrower pursuant to Section 3.1(b).

“Tranche B Commitment Amount” means Cdn. $500,000,000, as such amount may be reduced in accordance with this Agreement.

“Tranche B Lenders” means, collectively, each of the Persons who have agreed to be lenders under Tranche B and those other financial institutions who become a Party to this Agreement as a Lender under Tranche B pursuant to Article 20 or otherwise, and “Tranche B Lender” means any of them.

“U.S. Base Rate” means the greater of (i) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its “U.S. Base Rate”, and (ii) the Federal Funds Rate plus [Redacted] Basis Points per annum.

“U.S. Base Rate Loan” means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate (including Swing Line U.S. $ Loans); provided, that if on any day (a) the sum of (i) the U.S. Base Rate on such day and (ii) the applicable margin indicated in the pricing table in Section 4.2(i) for a U.S. Base Rate Loan on such day is less than (b) the sum of the LIBOR rate for such day based on a LIBOR Period of 1 month and (ii) the applicable margin indicated in the pricing table in Section 4.2(i) for a LIBOR Based Loan on such day, then any U.S. Base Rate Loan shall bear interest for such day at a rate equal to the rate applicable to any such LIBOR Based Loan on such day.

“U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“Voting Securities” means shares or units of capital stock of any class of any corporation, partnership or trust carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares or units which only carry the right to vote conditionally on the happening of an event will not be considered Voting Shares, whether or not such event will have occurred, nor will any shares or units be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

SCHEDULE B

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

LIST OF LENDERS AND COMMITMENTS

LENDER	TRANCHE A – INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)	TRANCHE B – INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)	TOTAL INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)
Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]

Bank of Montreal	[Redacted]	[Redacted]	[Redacted]

The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]

Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]

The Toronto-Dominion Bank	[Redacted]	[Redacted]	[Redacted]

Citibank, N.A., Canadian Branch	[Redacted]	[Redacted]	[Redacted]

Wells Fargo Bank, N.A., Canadian Branch	[Redacted]	[Redacted]	[Redacted]

HSBC Bank Canada	[Redacted]	[Redacted]	[Redacted]

Sumitomo Mitsui Banking Corporation of Canada	[Redacted]	[Redacted]	[Redacted]

Bank of Tokyo-Mitsubishi UFJ (Canada)	[Redacted]	[Redacted]	[Redacted]

Alberta Treasury Branches	[Redacted]	[Redacted]	[Redacted]

Caisse Centrale Desjardins	[Redacted]	[Redacted]	[Redacted]

Canadian Western Bank	[Redacted]	[Redacted]	[Redacted]

TOTAL:	1,200,000,000	500,000,000	1,700,000,000

FRONTING LENDERS AND FRONTED LC COMMITMENTS

LENDER	FRONTED LC COMMITMENT (CDN.$)

Canadian Imperial Bank of Commerce	[Redacted]

SCHEDULE C

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

FORM OF NOTICE OF BORROWING

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement (“CIBC”) Facsimile: [Redacted] (Canadian Agency Services)

AND TO:	CIBC, as Lender Facsimile: [Redacted] (Credit Processing Services)

RE:

PENN WEST PETROLEUM LTD. – CREDIT AGREEMENT made as of May 6, 2014 between Penn West Petroleum Ltd., CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the “Credit Agreement”)

1.	THE DRAWDOWN DATE IS THE DAY OF , 20 .

Syndicated Advance:

Pursuant to Section 6.2 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Accommodations be made available as Syndicated Advances:

TRANCHE:

CANADIAN DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

Bankers’ Acceptance

To be purchased by [(all, Schedule I, Schedule II, Schedule III)] [choose one or more as applicable] Lenders

Borrower to market Bankers’ Acceptances of Lenders whose Bankers’ Acceptances are not purchased as above? (circle one)
YES NO

Fronted Letter of Credit (Financial LC)

Fronted Letter of Credit (Non-Financial LC)

Fronting Lender:

C- 2

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

U.S. Base Rate Loan		N/A

LIBOR Based Loan

Fronted Letter of Credit (Financial LC)

Fronted Letter of Credit (Non-Financial LC)

Fronting Lender:

Swing Line Loans:

CANADIAN DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

Canadian Prime Rate Loan		N/A

Bankers’ Acceptance

To be purchased by Swing Line Lender? (circle one)	YES NO

Borrower to market Bankers’ Acceptances? (circle one)	YES NO

Swing Line Letter of Credit (Financial LC)

Swing Line Letter of Credit (Non-Financial LC)

U.S. DOLLARS

TYPE OF ACCOMMODATION	PRINCIPAL AMOUNT	TERM

U.S. Base Rate Loan		N/A

Swing Line Letter of Credit (Financial LC)

Swing Line Letter of Credit (Non-Financial LC)

C- 3

2.	No Default or Event of Default has occurred, is continuing and no Default or Event of Default will occur as a result of the Advances requested herein.

3.	Subject to Section 13.2 of the Credit Agreement, each of the representations and warranties set out in Article 13 of the Credit Agreement is true and correct as of the date hereof.

4.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this              day of                             , 20      , at Calgary, Alberta.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

SCHEDULE D

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

FORM OF NOTICE OF ROLLOVER OR NOTICE OF CONVERSION

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement (“CIBC”) Facsimile: [Redacted] (Canadian Agency Services)

AND TO:	CIBC, as Lender Facsimile: [Redacted] (Credit Processing Services)

RE:

PENN WEST PETROLEUM LTD. – CREDIT AGREEMENT made as of May 6, 2014 between Penn West Petroleum Ltd., CIBC and the other Lenders and CIBC as Agent for the Lenders (as amended from time to time, the “Credit Agreement”)

1.	Pursuant to Section 6.4 of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:

(a)	rolling over part or all of the Accommodation made as a [Tranche A / Tranche B Syndicated Advance/Swing Line Loan] [choose one] described as:

Type of Accommodation:

*Principal Amount:

Date of Maturity:

into the same Accommodation made as a [Tranche A / Tranche B Syndicated Advance/Swing Line Loan] [choose one]

Date of Maturity:

*if only part of maturing Advance is rolled over, please indicate.

or;

(b)	converting part or all of the Accommodation made as a [Tranche A / Tranche B Syndicated Advance/Swing Line Loan] [choose one] described as:

Type of Accommodation:

*Principal Amount:

Date of Maturity:

D- 2

into an Accommodation made as a [Tranche A / Tranche B Syndicated Advance/Swing Line Loan] [choose one] described as:

*if only part of maturing Advance is rolled over, please indicate.

Type of Accommodation:

Principal Amount:

Date of Maturity:

effective the              day of                                         , 20      ..

2.

To the extent that this Notice rolls over or converts any Accommodations to Bankers’ Acceptances, [[(all, Schedule I, Schedule II, Schedule III, no)] [choose one or more as applicable] Lenders will purchase them at the applicable Discount Rate [or] [the Borrower [will/will not] market the Bankers’ Acceptances.]]

3.	No Default or Event of Default has occurred and is continuing.

4.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this              day of                             , 20       at Calgary, Alberta time.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

SCHEDULE E

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

FORM OF ASSIGNMENT

TO:	CANADIAN IMPERIAL BANK OF COMMERCE (“CIBC”), as Agent

TO:	The Lenders

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated May 6, 2014 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

DATE:	[●] (the “Effective Date”)

Unless otherwise indicated, terms defined in the Credit Agreement have the same meanings when used herein.

1.

[Name of assignee lender] (the “Assignee”) acknowledges that its proper officers have received and reviewed a copy of the Credit Agreement and the other Documents and further acknowledges the provisions of the Credit Agreement and the other Documents.

2.

The Assignee desires to become a [Tranche A/Tranche B] Lender under the Credit Agreement. Effective on the Effective Date, [Name of assigning lender] (the “Assignor”) has agreed to and does hereby sell, assign and transfer to the Assignee, and the Assignee hereby irrevocably purchases and assumes, an interest in [Tranche A/Tranche B] of the Credit Facility, the Assignee assumes the obligations of the Assignor in respect of the Assignor’s Individual [Tranche A/Tranche B] Commitment Amount to the extent of Cdn. $[●] of such commitment (the “Assigned Commitment”), and a share of the rights of the Assignor as a [Tranche A/Tranche B] Lender under the Credit Agreement to the extent of the Assigned Commitment, including without limitation, a share (the “Pro Rata Share”) of the rights of the Assignor with respect to the Aggregate Principal Amount owing to the Assignor under [Tranche A/Tranche B] of the Credit Facility equal to the proportion that the amount of the Assigned Commitment bears to Cdn. $[●] (being the amount of the Individual [Tranche A/Tranche B] Commitment Amount of the Assignor on the Effective Date prior to the assignment and transfer under this Assignment) (the Assigned Commitment and such Pro Rata Share are referred to herein as the “Assigned Interest”); and, accordingly, the Assignee has agreed to execute this Assignment and deliver an original of it to the Agent.

3.

The Assignee, by its execution and delivery of this Assignment, agrees that from and after the date hereof it will be a [Tranche A/Tranche B] Lender under the Credit Agreement to the extent of the Assigned Commitment and the Pro Rata Share and agrees to be bound by and to perform, where required, all of the terms, conditions and covenants of the Credit Agreement and the other Documents applicable to a [Tranche A/Tranche B] Lender; but its liability to make Advances will be limited to its share of such Advances based upon its Individual [Tranche A/Tranche B] Commitment Amount identified in paragraph 4 below, subject to the provisions of the Credit Agreement.

4.	The Assignee confirms that its Individual [Tranche A/Tranche B] Commitment Amount under the Credit Agreement will be as follows:

[State amount in Canadian Dollars.]

5.

The Assignee agrees to assume all liabilities and obligations of the Assignor as a [Tranche A/Tranche B] Lender under the Credit Agreement and the other Documents to the extent of the Assigned Interest as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent but only in respect of such obligations and liabilities arising from and after the Effective Date.

6.

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Documents, (iii) the financial condition of any of the Penn West Parties or any other Person obligated in respect of any Document or (iv) the performance or observance by any of the Penn West Parties or any other Person of any of their respective obligations under any Document.

7.

The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and to consummate the transactions contemplated hereby and to become a [Tranche A/Tranche B] Lender under the Credit Agreement, (ii) it has received a copy of the Credit Agreement, copies of the most recent financial statements of the Borrower delivered pursuant to the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender; and (b) agrees that (i) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a [Tranche A/Tranche B] Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a [Tranche A/Tranche B] Lender thereunder, and (ii) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Documents are required to be performed by it as a [Tranche A/Tranche B] Lender.

8.

From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves

9.	Notices will be given to the Assignee in the manner provided for in the Credit Agreement at the following address:

[¡]

Attention:	[¡]

Telecopier:	[¡]

10.

This Assignment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment. This Assignment shall be governed by, and construed in accordance with, the Laws in force in the Province of Alberta from time to time.

DATED this              day of                             , 20      .

[Name of Assignee]

Per:
Name:	[●]
Title:	[●]

*                *                 *

The Assignor hereby acknowledges the above Assignment and agrees that its Individual [Tranche A/Tranche B] Commitment Amount is reduced by an amount equal to the Individual Commitment Amount assigned to the assignee hereby.

DATED this              day of                             , 20      .

[Name of Assignor]

Per:
Name:	[●]
Title:	[●]

Consented to and acknowledged this          day of                             , 20       by:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

Per:

Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Fronting Lender

Per:

Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Swing Line Lender

Per:

Name:
Title:

[If No Event of Default]

PENN WEST PETROLEUM LTD.

Per:

Name:
Title:

SCHEDULE F

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

LIST OF SUBSIDIARIES AS OF THE CLOSING DATE

Borrower and Subsidiaries

Name	Jurisdiction of Formation	Designation	Ownership

Penn West Petroleum Ltd.	Alberta	Borrower	Public

1262814 Alberta ULC	Alberta	Restricted	100% owned by Canetic ABC AcquisitionCo Ltd.

1290775 Alberta ULC	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

167456 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic ABC AcquisitionCo Ltd.	Alberta	Restricted	100% owned by Canetic ABC Holdings Ltd

Canetic ABC Holdings Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

F- 2

Name	Jurisdiction of Formation	Designation	Ownership

Peace River Oil Partnership	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Penn West Petroleum Inc.	Delaware	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Restricted	General partner interests owned by Penn West Petroleum Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)

Penn West PROP HoldCo Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Restricted	99.99% limited partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

Penn West Reece Acquisition Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Sandhill Crane Ltd.	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

F- 3

Name	Jurisdiction of Formation	Designation	Ownership

Upton Resources USA Inc.	Montana	Restricted	100% owned Penn West Petroleum Inc.

List of Material Restricted Subsidiaries as of the Closing Date

Peace River Oil Partnership

Penn West Northern Harrier Partnership

Penn West Petroleum

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

List of Non-Restricted Subsidiaries as of the Closing Date

NIL

SCHEDULE G

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

COMPLIANCE CERTIFICATE

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement (“CIBC”) Facsimile: [Redacted] (Syndication Agency)

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated May 6, 2014 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

This Compliance Certificate is delivered pursuant to Section 14.1(g) of the Credit Agreement.

I,                                                          , am the duly appointed [insert title of officer] of the Borrower and hereby certify in such capacity for and on behalf of the Penn West Parties, and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

1.	This Compliance Certificate applies to the fiscal [quarter/year] of the Borrower ending , (the “Calculation Date”);

2.

I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and each of the other Penn West Parties as I have deemed necessary for purposes of this Compliance Certificate;

3.

No Default or Event of Default has occurred and is continuing except those Defaults or Events of Default that have been expressly disclosed, in writing, to and waived by, in writing, the Lenders in accordance with the terms of the Credit Agreement;

4.	There have been no changes to Schedule F of the Credit Agreement [except as follows:]

[describe changes, if any]

5.

There are no Material Restricted Subsidiaries that are not party to the Guarantee Agreement or that have not provided a Guarantee Joinder to the Agent in accordance with Section 14.1(t) of the Credit Agreement.

6.	The Borrower and the Restricted Subsidiaries own not less than 90% of Consolidated Tangible Assets.

7.

The Consolidated Senior Debt to EBITDA Ratio of the Borrower as of the Calculation Date is                                  :1.00, as calculated and presented on Exhibit “1” attached hereto (which calculations include the amounts of any Consolidated Senior Debt or Consolidated EBITDA attributed to each JV Development Entity, which amounts are more particularly described in Exhibit “6” hereto);

8.

The Consolidated Total Debt to EBITDA Ratio of the Borrower as of the Calculation Date is                                  :1.00, as calculated and presented on Exhibit “2” attached hereto (which calculations include the amounts of any Consolidated Total Debt or Consolidated EBITDA attributed to each JV Development Entity, which amounts are more particularly described in Exhibit “6” hereto);

9.

The Consolidated Senior Debt to Capitalization of the Borrower as of the Calculation Date is                                  % as calculated and presented on Exhibit “3” attached hereto (which calculations include the amounts of any Consolidated Senior Debt or Total Capitalization attributed to each JV Development Entity, which amounts are more particularly described in Exhibit “6” hereto);

10.

The Consolidated Tangible Net Worth of the Borrower as of the Calculation Date is $                        , as calculated and presented on Exhibit “4” attached hereto (which calculations include the amounts of any Consolidated Tangible Net Worth attributed to each JV Development Entity, which amounts are more particularly described in Exhibit “6” hereto);

11.

The Consolidated Tangible Assets of the Borrower as at the Calculation Date are $                        , as calculated and presented on Exhibit “5” attached hereto (which calculations include the amounts of any Consolidated Tangible Assets attributed to each JV Development Entity, which amounts are more particularly described in Exhibit “6” hereto);

12.

Exhibit “6” hereto sets forth (a) a list of each JV Development Entity and Non-Penn West Party Investment, (b) details of the ownership of such JV Development Entities and Persons into which a Penn West Party has made a Non-Penn West Party Investment, (c) (i) the aggregate Permitted JV Capital Contributions described in clause (a)(i) of such definition and (ii) the aggregate Non-Penn West Party Investment Amounts that are outstanding at the date hereof and (d) the amounts attributed in the consolidated financial statements of the Borrower for the purposes of certain Financial Calculations under the Credit Agreement to (such JV Development Entity; and

13.

[If there was a Material Acquisition during the previous 9 months only.] [During the previous 9 months, a Material Acquisition took place, the details of which are attached as Exhibit “7” hereto. Had such Material Acquisition not occurred during such period, the Consolidated Senior Debt to EBITDA Ratio of the Borrower as of

the Calculation Date would have been                                  :1.00, and the Consolidated Senior Debt to Capitalization of the Borrower would have been                                  :1.00, in each case as calculated and presented on Exhibit “6” attached hereto.]

Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

Dated at Calgary, Alberta this              day of                                                                                  , 20        .

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

EXHIBIT 1

CONSOLIDATED SENIOR DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 2

CONSOLIDATED TOTAL DEBT TO

EBITDA RATIO OF THE BORROWER CALCULATION

EXHIBIT 3

CONSOLIDATED SENIOR DEBT TO

CAPITALIZATION RATIO OF THE BORROWER CALCULATION

EXHIBIT 4

CONSOLIDATED TANGIBLE NET WORTH OF THE BORROWER CALCULATION

EXHIBIT 5

CONSOLIDATED TANGIBLE ASSETS OF THE BORROWER CALCULATION

EXHIBIT 6

OPERATING JV DEVELOPMENT ENTITIES

Name of JV Development Entity	Partners	Penn West Percentage Ownership	Restricted or Non- Restricted?	Permitted JV Capital Contributions from clause(a)(i) of such definition	Amounts attributed in respect of the following to each Operating JV Development Entity in the Borrower’s Consolidated Financial Statements:
					Consolidated Total Debt	Consolidated Senior Debt	Consolidated EBITDA	Shareholders’ Equity	Consolidated Tangible Net Worth	Consolidated Tangible Assets

Total:

NON-PENN WEST PARTY INVESTMENT

Name of Person Receiving Investment	Non-Penn West Party Investment Amount

SCHEDULE H

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT

DATED MAY 6, 2014

FORM OF DESIGNATION OF PENN WEST PARTIES

TO:	CANADIAN IMPERIAL BANK OF COMMERCE, as Agent for the Lenders under the Credit Agreement (“CIBC”) Facsimile: [Redacted] (Syndication Agency)

AND TO:	PENN WEST PETROLEUM LTD.

RE:

Credit Agreement dated May 6, 2014 between Penn West Petroleum Ltd., as borrower (the “Borrower”), CIBC and those other financial institutions which are or hereafter become lenders thereunder (collectively, the “Lenders”) and CIBC as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”) (as amended from time to time, the “Credit Agreement”)

1.	Capitalized terms in this Certificate shall have the meanings set out in the Credit Agreement.

2.	[Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] as a Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.

-or-

Pursuant to Section 15.1(a) of the Credit Agreement, the Borrower hereby designates [Name of Subsidiary] (currently a Restricted Subsidiary) as a Non-Restricted Subsidiary under and for the purposes of the Credit Agreement and the other Documents.]

3.	No Default or Event of Default has occurred and is continuing unless the exercise of the Borrower’s discretion under paragraph 2 above would cause such Default or Event of Default to be cured and no Default or Event of Default would result from or exist immediately after such a designation.

4.	The Borrower is entitled pursuant to the terms of the Credit Agreement to make the designation referenced in this Certificate.

5.	The Restricted Subsidiaries under and for the purposes of the Credit Agreement and the Documents as of the date hereof are as set forth in Exhibit A to this Certificate.

DATED this              day of                                                                                  , 20         at Calgary, Alberta.

PENN WEST PETROLEUM LTD.

By:
Name:
Title:

EXHIBIT A

TO DESIGNATION OF PENN WEST PARTIES CERTIFICATE

Material Restricted Subsidiary(ies)

[●]

Restricted Subsidiary(ies)

[●]

Non-Restricted Subsidiary(ies)

[●]

SCHEDULE I

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

EXISTING LCs

As of April 30, 2014

Reference Number	Amount	Maturity Date	Type

[Reference Numbers Redacted]	[Amounts Redacted]	[Maturity Dates Redacted]	[Types Redacted]